Form 20-F
period 2024-12-31
Haoxin Holdings Ltd
filed 2025-04-30
CIK 1936817

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from to

Commission file number: 001-42599

HAOXIN HOLDINGS LIMITED 昊鑫控股有限公司

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 901, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

+86 574-87865995

(Address of principal executive offices)

Yuhan Zhao, Chief Financial Officer

+86 574-87865995

zhaoyuhan@haoxinholdings.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary shares, par value $0.0001 per share	HXHX	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,200,000 Class A ordinary shares and 4,800,000 Class B ordinary shares issued and outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically on its corporate Web site, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Throughout this report, unless the context indicates otherwise, references to “Haoxin Cayman”, “we,” “us,” the “Company,” “our company” refer to HAOXIN HOLDINGS LIMITED 昊鑫控股有限公司, a holding company. References to “PRC subsidiaries” refer to the Haoxin Holdings Limited’s subsidiaries established under the laws of the People’s Republic of China. Unless otherwise indicated, in this report, references to:

●	“China” or the “PRC” refer to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this report only;

●	“Class A ordinary shares” refer to a class of shares of Haoxin Cayman (as defined below) with par value $0.0001 per share;

●	“Class B ordinary shares” refer to a class of shares of Haoxin Cayman (as defined below) with par value $0.0001 per share;

●	“Haoxin Cayman” or the “Company” refer to HAOXIN HOLDINGS LIMITED 昊鑫控股有限公司, a Cayman Islands exempted company;

●	“Haoxin BVI” refers to Haoxin (BVI) Limited, a British Virgin Islands company and a wholly-owned subsidiary of Haoxin Cayman;

●	“Haoxin HK” refers to Haoxin HongKong Limited, a Hong Kong company and a wholly-owned subsidiary or Haoxin BVI;

●	“Haoxin WFOE” or “Ningbo Haoxin” refer to Ningbo Haoxin International Logistics Co., Ltd., a wholly foreign-owned enterprise (“WFOE”) incorporated in the PRC and a wholly-owned subsidiary of Haoxin HK;

●	“Zhejiang Haoxin” refers to Zhejiang Haoxin Logistics Co., Ltd., a PRC company and a wholly-owned subsidiary of Haoxin WFOE;
●	“Haiyue” refers to Shenzhen Haiyue Freight Co., Ltd., a PRC company and a wholly-owned subsidiary of Haoxin WFOE.

●	“Longanda” refers to Shenzhen Longanda Freight Co., Ltd., a PRC company and a wholly-owned subsidiary of Haiyue.

●	“RMB” refers to Renminbi, or the legal currency of the PRC;

●	“HKD” refers to the official currency of Hong Kong;

●	“IPO” refers to the initial public offering;

This report contains translations of certain RMB amounts into US dollar amounts at specified rates solely for the convenience of the reader. All reference to “US dollars”, “USD”, “US$” or “$” are to United States dollars. The relevant exchange rates are listed below:

	December 31,	December 31	December 31,
	2024	2023	2022

Period Ended RMB: USD exchange rate	7.2993	7.0999	6.8972
Period Average RMB: USD exchange rate	7.1957	7.0809	6.7290

We have relied on statistics provided by a variety of publicly available sources regarding China’s expectations of growth. We did not directly or indirectly sponsor or participate in the publication of such materials, and these materials are not incorporated in this report other than to the extent specifically cited in this report. We have sought to provide current information in this report and believe that the statistics provided in this report remain up-to-date and reliable, and these materials are not incorporated in this report other than to the extent specifically cited in this report.

ii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Our Business

We are a provider of temperature-controlled truckload service and urban delivery services in China with over 21 years of experience in the transportation industry. We started our urban delivery service business in 2003 and started expanding our business into temperature-controlled truckload service in 2016. We currently conduct all our operations through our subsidiaries, Ningbo Haoxin, Zhejiang Haoxin, Longanda and Haiyue, and have experienced a steady growth in our business in recent years. The goods we take charge of transporting focus on factory logistics, which include electronic devices, chemicals, fruit, food, and commercial goods. After continuous development, we have been recognized and accredited by the China Federation of Logistics and Purchasing as a 3A-Grade transportation service provider.

As of the date of this report, we operate a truckload fleet with 82 tractors, 87 trailers and 44 vans, none of which are under finance lease. Given the large scale of our fleet, we offer both network density and broad geographic coverage to meet our customers’ diverse transportation needs within the PRC. Our business has created a successful business model that has allowed us to expand our customer base and market coverage whilst maintaining good relationships with our existing customers.

Our mission is to become the most reliable and sustainable transportation company that specialize in temperature-controlled truckload services in China by offering punctual, cost-effective, capable and intelligent transportation services, while maintaining a sizeable fleet of transportation vehicles of our own as well as reliable subcontracting arrangements. Given that the transportation industry in many regions of China is still underrepresented, we aim to capture additional market share by leveraging our strengths we have developed during the past 21 years and continue to grow our business by implementing a number of strategies.

Corporate History and Structure

Haoxin Holdings Limited (“Haoxin Cayman”) is a holding company incorporated in the Cayman Islands on April 26, 2022 under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Haoxin (BVI) Limited (“Haoxin BVI”) established under the laws of the British Virgin Islands on May 13, 2022. Haoxin BVI is also a holding company holding all of the outstanding equity of Haoxin HongKong Limited (“Haoxin HK”) which was incorporated in Hong Kong on May 27, 2022.

A reorganization of the Company’s legal structure was completed on August 4, 2022. The reorganization involved the incorporation of Haoxin Cayman, and its wholly-owned subsidiaries, Haoxin BVI, and Haoxin HK; and the transfer of all equity ownership of Ningbo Haoxin International Logistics Co., Ltd. (“Ningbo Haoxin”) to Haoxin HK from the former shareholders of Ningbo Haoxin.

On August 4, 2022, the former shareholders transferred their 100% ownership interest in Ningbo Haoxin to Haoxin HK, which is 100% owned by Haoxin Cayman through Haoxin BVI. After the reorganization, Haoxin Cayman owns 100% equity interests of Haoxin BVI, Haoxin HK and Ningbo Haoxin. The controlling shareholder of Haoxin Cayman is same as of Ningbo Haoxin prior to the reorganization.

As part of the reorganization, on January 19, 2023, the Company issued 528,000 Class A ordinary shares and 4,799,556 Class B ordinary shares at a consideration of $0.0001 per share to TZJ Global (BVI) Limited and 6,671,444 Class A ordinary shares at a consideration of $0.0001 per share to 15 investors, which increased pro rata the number of shares each shareholder owns and did not change their respective percentage of ownership in the Company. Ordinary shares outstanding after this issuance is 12,000,000 ordinary shares, including (i) 7,200,000 Class A ordinary shares and (ii) 4,800,000 Class B ordinary shares.

Ningbo Haoxin was incorporated on March 18, 2013 in Ningbo, Zhejiang under the laws of the PRC. Zhejiang Haoxin Logistics Co., Ltd. (“Zhejiang Haoxin”), a company providing temperature-controlled truckload service, was incorporated on September 25, 2018 in Ningbo, Zhejiang under the laws of the PRC. Prior to the reorganization, Ningbo Haoxin and Zhejiang Haoxin were under common control. On January 18, 2022, for the purpose of reorganization so that the business of the Company could be rearranged to be under a common holding company, the entire equity interest of Zhejiang Haoxin was transferred to Ningbo Haoxin.

Shenzhen Haiyue Freight Co., Ltd. (“Haiyue”), a company providing urban delivery services, was incorporated on July 10, 2003 in Shenzhen, Guangdong under the laws of the PRC. Shenzhen Longanda Freight Co., Ltd. (“Longanda”), a Haiyue wholly-owned subsidiary providing urban delivery services, was incorporated on October 21, 2004. Prior to the reorganization, Ningbo Haoxin, Haiyue and Longanda were under common control. On April 14, 2022, for the purpose of reorganization so that the business of the Company could be rearranged to be under a common holding company, the entire equity interest of Haiyue was transferred to Ningbo Haoxin.

The following diagram illustrates our corporate structure including our subsidiaries as of the date of this annual report (“Annual Report”).

Transfers of Cash between Our Company and Our Subsidiaries

Haoxin Holdings Limited, or Haoxin Cayman, is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries in China. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Haoxin Cayman is permitted under the Cayman Islands laws to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Haoxin HK is also permitted under the laws of Hong Kong to provide funding to Haoxin Cayman and Haoxin BVI through dividend distribution without restrictions on the amount of the funds. As of the date of this report, there has been no distribution of dividends, transfer of cash or assets among Haoxin Cayman and its subsidiaries.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Cayman Islands Companies Act and our bylaws, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Haoxin Cayman to Haoxin HK or from Haoxin HK to Haoxin Cayman. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

Current PRC regulations permit our PRC subsidiaries to pay dividends to Haoxin HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Class A ordinary shares.

Cash dividends, if any, on our Class A ordinary shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from our PRC subsidiaries, i.e., Zhejiang Haoxin, Haiyue and Longanda, to Haoxin WFOE, from Haoxin WFOE to Haoxin HK, from Haoxin HK to Haoxin BVI, and finally from Haoxin BVI to Haoxin Cayman. Certain payments from our PRC subsidiaries to Haoxin HK are subject to PRC taxes, including VAT. As of the date of this report, our PRC subsidiaries have not made any transfers or distributions.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Haoxin HK. As of the date of this report, Haoxin WFOE currently does not have any plan to declare and pay dividends to Haoxin HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Haoxin HK intends to apply for the tax resident certificate when Haoxin WFOE plans to declare and pay dividends to Haoxin HK. When Haoxin WFOE plans to declare and pay dividends to Haoxin HK and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions. See “Risk Factors – Risks Related to Our Business and Industry – We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares.”

As of the date of this report, no transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors. The Company does not expect to pay any cash dividends in the foreseeable future as it intends to use the earnings for research and development, to develop new products and to expand its operations.

Permissions and Licenses for Our Operations in PRC

As of the date of this report, aside from the necessary documentation needed in the ordinary course of business, such as business licenses and the licenses and permits as listed in details in the following table, we and our subsidiaries, (1) are not required to obtain permissions from any PRC authorities to operate our business, and (2) have not received or were denied such permission by any PRC authorities. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, CAC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital market activities. If we and our subsidiaries (i) do not receive or maintain such permissions or approvals, should the approval is required in the future by the PRC government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless.

Approval	Recipient	Issuing body	Date of grant	Date of expiry
Road Freight Forwarding Operation Permit	Ningbo Haoxin	Ningbo Transportation Committee	March 5, 2024	March 5, 2034
Business License	Ningbo Haoxin	Ningbo City Beilun District Municipal Administration for Market Regulation	August 4, 2022	Long-term
Road Freight Forwarding Operation Permit	Zhejiang Haoxin	Ningbo Transportation Committee	November 8, 2023	November 8, 2033
Business License	Zhejiang Haoxin	Ningbo Beilun District Municipal Administration for Market Regulation	January 18, 2022	Long-term
Road Freight Forwarding Operation Permit	Haiyue	Shenzhen Transportation Committee	June 17, 2022	June 16, 2026
Business License	Haiyue	Shenzhen Municipal Administration for Market Regulation	August 3, 2023	Long-term
Road Freight Forwarding Operation Permit	Longanda	Shenzhen Transportation Committee	July 15, 2022	July 14, 2026
Business License	Longanda	Shenzhen Municipal Administration for Market Regulation	June 30, 2021	Long-term

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC citizens shall obtain the approval of the China Securities Regulatory Commission prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations in effect at the time of this report, we will not be required to submit an application to the CSRC for its approval of our future offering and trading of our Class A ordinary shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions of our PRC counsel are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. It is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this report, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021). See “Risk Factors—Risks Related to Doing Business in China” on page 13 of this report.

In addition, on November 14, 2021, the CAC published the Draft Measures for Network Data Security, which provides that data processors shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; and (iii) other data processing activities that affect or may affect national security. We are not subject to network data security review by the CAC if the Draft Measures for Network Data Security are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Draft Measures for Network Data Security.

Accordingly, any future failure to obtain prior approval of the CSRC, CAC, or any other Chinese authorities for the listing and trading of our Ordinary Shares on a foreign stock exchange could have a material adverse effect upon our business. If we or our subsidiaries inadvertently conclude that such approval or permission is not required, fail to obtain and maintain such approval or permission required, we or our subsidiaries may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek CSRC, CAC approval. These sanctions may include fines and penalties on our operations in China, limitations on our operations in China, delays in or restrictions on the repatriation of the proceeds from our future offshore offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation, prospects, the trading price of our Ordinary Shares, and the ability to offer the securities being registered to foreign investors.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” the domestic companies that have already been listed overseas or acquired approval from overseas regulatory authorities or overseas stock exchanges for indirect overseas offering and listing (with the condition to complete the overseas offering and listing before September 30, 2023) before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. On the effective date of the Trial Measures, the domestic companies that have filed an application for overseas offering and listing but have not obtained the approval of the overseas regulatory authority or the overseas stock exchange may make reasonable time for submitting the application for filing and shall complete the filing prior to the overseas offering and listing.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of March 31, 2023, any failure or perceived failure by our Company or our PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

According to the Circular, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are “existing enterprises”: before the effectiveness of the Trial Measures on March 31, 2023, the application for indirect overseas issuance and listing has been approved by the overseas regulators or overseas stock exchanges (such as the registration statement has become effective on the U.S. market), it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges, and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing.

In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. As a result, we will not be required to file with the CSRC within three business days after the resale in connection with this registration statement. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Circular and Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

As of the date of this Annual Report, according to our PRC counsel, Pacgate Law Group, other than the aforementioned CSRC Filings that were initiated by us and are under review of the CSRC, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our future offshore offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel does, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our future offshore offering into China, restrict or prohibit the payments or remittance of dividends by our PRC subsidiaries or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the shares. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect the business, financial condition and results of operations of our company. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, we currently are not subject to cybersecurity review with the CAC, to conduct business operations in China, given that: (i) we do not possess a large amount of personal information in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. In addition, as confirmed by our PRC counsel, we are not subject to merger control review by China’s anti-monopoly enforcement agency due to the level of our revenues which provided from us and audited by our auditor, and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB 400 million.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. See “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us,” “Risk Factors — Risks Related to Doing Business in China — Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China,” and “Risk Factors — Risks Related to Doing Business in China — We may lose the ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless if the Chinese government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers” on pages 31 and 32, respectively, of this Annual Report.

Implication of the Holding Foreign Companies Accountable Act (the “HFCAA”)

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Our current auditor, Marcum Asia CPAs LLP (“Marcum Asia”), an independent registered public accounting firm that issued the audit report for the year ended December 31, 2024, 2023 and 2022, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis.

Therefore, we believe our auditors are not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, recent developments with respect to audits of China-based companies create uncertainty about Marcum Asia’s ability to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. Additionally, on August 26, 2022, the China Securities Regulatory Commission, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. See “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 35.

Summary of Risk Factors

Investing in our securities involves a high degree of risk. This summary does not address all of the risks that we face. Please refer to the information contained in and incorporated by reference under the heading “Risk Factors” on page 13 of this Annual Report.

Risks Related to Doing Business in China

●	The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable (see “Risk Factors — Risks Related to Doing Business in China— The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 13 of this Annual Report).

●	We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers (see “Risk Factors — Risks Related to Doing Business in China— We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers” on page 15 of this Annual Report).

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, any future offerings and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably (see “Risk Factors — Risks Related to Doing Business in China— If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, any future offerings and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably” on page 18 of this Annual Report).

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations (see “Risk Factors — Risks Related to Doing Business in China— Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” on page 18 of this Annual Report).

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares to investors and cause the value of our Class A ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China (see “Risk Factors — Risks Related to Doing Business in China— Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares to investors and cause the value of our Class A ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 19 of this Annual Report).

●	The PRC government may impose restrictions on our ability to transfer cash out of China and to U.S. investors (see “Risk Factors — Risks Related to Doing Business in China— The PRC government may impose restrictions on our ability to transfer cash out of China and to U.S. investors” on page 20 of this Annual Report).

●	To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets (see “Risk Factors — Risks Related to Doing Business in China— To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets” on page 21 of this Annual Report).

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably (see “Risk Factors — Risks Related to Doing Business in China— PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably” on page 21 of this Annual Report).

●	Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations (see “Risk Factors — Risks Related to Doing Business in China— Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 22 of this Annual Report).

●	There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC (see “Risk Factors — Risks Related to Doing Business in China— There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC” on page 23 of this Annual Report).

●	We rely on dividends, loans and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make loans or payments to us could have a material adverse effect on our ability to conduct our business (see “Risk Factors — Risks Related to Doing Business in China— We rely on dividends, loans and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make loans or payments to us could have a material adverse effect on our ability to conduct our business” on page 23 of this Annual Report).

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares (see “Risk Factors — Risks Related to Doing Business in China— Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares” on page 24 of this Annual Report).

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, making it more difficult for us to pursue growth through acquisitions in China (see “Risk Factors — Risks Related to Doing Business in China— The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, making it more difficult for us to pursue growth through acquisitions in China” on page 26 of this Annual Report).

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law (see “Risk Factors — Risks Related to Doing Business in China— PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” on page 27 of this Annual Report).

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law (see “Risk Factors — Risks Related to Doing Business in China— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” on page 27 of this Annual Report).

●	There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities (see “Risk Factors — Risks Related to Doing Business in China— There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities” on page 28 of this Annual Report).

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries (see “Risk Factors — Risks Related to Doing Business in China— PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries” on page 28 of this Annual Report).

●	If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, share price and reputation (see “Risk Factors — Risks Related to Doing Business in China— If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, share price and reputation” on page 31 of this Annual Report).

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings (see “Risk Factors — Risks Related to Doing Business in China— The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings” on page 35 of this Annual Report).

●	Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction (see “Risk Factors — Risks Related to Doing Business in China— Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction” on page xx of this Annual Report).

●	Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us (see “Risk Factors — Risks Related to Doing Business in China— Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” on page 32 of this Annual Report).

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations (see “Risk Factors — Risks Related to Doing Business in China— We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations” on page 33 of this Annual Report).

●	Escalating U.S.-China trade tensions and newly imposed tariffs may adversely impact our business, financial condition, and results of operations (see “Risk Factors — Risks Related to Doing Business in China— Escalating U.S.-China trade tensions and newly imposed tariffs may adversely impact our business, financial condition, and results of operations” on page 34 of this Annual Report).

Risks Related to Our Business and Industry

●	Our ability to pay dividends may be limited. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. Restriction on currency exchange may also limit the ability of any one of our PRC subsidiaries to use its Renminbi revenues to pay dividends to us. See “Risk Factors – Risks Related to Our Business and Industry – We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares” on page 37.

●	Our dependence on subcontractors. If our subcontractors fail to meet timelines or contractual obligations or provide us with sufficient transportation services and if they demand onerous payment terms, our business could be adversely affected. See “Risk Factors – Risks Related to Our Business and Industry – Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results” on page 39.

●	We may lose business to our competitors as well as to our customers. Despite our self-owned large-scale fleet, we operate in a highly competitive environment and may lose our business to our competitors. Additionally, if our customers are able to develop their own logistics and supply chain solutions, our logistics and supply chain management business and operating results may be materially and adversely affected. See “Risk Factors – Risks Related to Our Business and Industry – We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors” on page 38 and “If our customers are able to reduce their logistics and supply chain costs or increase utilization of their internal solutions, our business and operating results may be materially and adversely affected” on page 40.

●	We face risks related to the products we transport. We may not maintain sufficient insurance should there be any damages or loss of the shipment. Furthermore, since we handle large volume of shipments and inventories, we face challenges with respect to the protection and control of these items, and may fail to screen shipments and inventories and detect unsafe or prohibited/restricted items. See “Risk Factors – Risks Related to Our Business and Industry – We may not have sufficient insurance coverage” on page 47 and “We face risks associated with the items we deliver and the contents of shipments and inventories handled through our service network” on page 41.

●	Our internal controls. Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could prevent us from producing reliable financial reports or identifying fraud. In addition, shareholders could lose confidence in our financial reporting, which could have an adverse effect on our stock price. See “Risk Factors – Risks Related to Our Business and Industry – If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately report our financial results may be impaired, adversely impacting investor confidence and the market price of our Class A ordinary shares” on page 47.

Risks Related to our Ordinary Shares

●	The dual class structure of our ordinary shares has the effect of concentrating voting control with Zhengjun Tao, who holds in aggregate 91.98% of the voting power of our capital g, preventing you and other stockholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval (see “Risk Factors — Risks Related to Our Business and Industry— The dual class structure of our ordinary shares has the effect of concentrating voting control with Mr. Zhengjun Tao, who holds in aggregate 91.98% of the voting power of our capital g, preventing you and other stockholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval” on page 52 of this Annual Report).

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors (see “Risk Factors — Risks Related to Our Business and Industry— We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors” on page 53 of this Annual Report).

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or provide information at different times, making it more difficult for you to evaluate our performance and prospects (see “Risk Factors — Risks Related to Our Business and Industry— We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or provide information at different times, making it more difficult for you to evaluate our performance and prospects” on page 53 of this Annual Report).

●	The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price (see “Risk Factors — Risks Related to Our Business and Industry— The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price” on page 55 of this Annual Report).

●	There may not be an active, liquid trading market for our Class A ordinary shares (see “Risk Factors — Risks Related to Our Business and Industry— There may not be an active, liquid trading market for our Class A ordinary shares” on page 56 of this Annual Report).

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Related to Doing Business in China

The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of domestic enterprises in China or assets and controlled by enterprises or individuals in China, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date hereof, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Draft Measures for Network Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023.  According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

According to the Circular, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are “existing enterprises”: before the effectiveness of the Trial Measures on March 31, 2023, the application for indirect overseas issuance and listing has been approved by the overseas regulators or overseas stock exchanges (such as the registration statement has become effective on the U.S. market), it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges, and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing.

At a press conference held for these new regulations (“Press Conference”), officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

As of the date of this Annual Report, we and our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our PRC subsidiaries. In addition, as of the date of this Annual Report, we and our PRC subsidiaries are not required to obtain approval or permission from the CSRC or the CAC or any other entity that is required to approve our PRC subsidiaries’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ordinary shares.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (the “Review Measures”), and on December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the Review Measures, which required that, operators of critical information infrastructure purchasing network products and services, and data processors (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Under the Data Security Law enacted on September 1, 2021 and the Measures for Cybersecurity Review (2021) implemented on February 15, 2022, since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review by the CAC. However, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offerings, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the Standing Committee of the NPC approved the Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. The PIPL regulates collection of personal identifiable information and seeks to address the issue of algorithmic discrimination. Companies in violation of the PIPL may be subject to warnings and admonishments, forced corrections, confiscation of corresponding income, suspension of related services, and fines. We had not collected identifiable or sensitive personal information of individual end-users, such as ID card numbers and real names, which means our potential access or exposure to customers’ personal information is limited. However, in the event we inadvertently access or become exposed to customers’ personal identifiable information, then we may face heightened exposure to the PIPL.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, any future offerings and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and any future offerings. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our ordinary shares could be rendered worthless.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition, and results of operations may be influenced significantly by political, economic, and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of the foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may harm us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

We may also decide to finance our PRC subsidiaries using capital contributions. The Ministry of Commerce (“MOC”) or its local counterpart must approve these capital contributions. On March 30, 2015, the State Administration of Foreign Exchange, or SAFE, promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not, in any case, be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the cash provided by our offshore financing activities to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from our offerings to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares to investors and cause the value of our Class A ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB 2 billion, and at least two of these operators each had a turnover of more than RMB 400 million within China) must be cleared by MOFCOM before they can be completed.

Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The PRC government may impose restrictions on our ability to transfer cash out of China and to U.S. investors.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. To the extent that our income is received in Renminbi, shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the SAFE implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China or Hong Kong and adversely affect our business as well as your investment.

As of the date of this Annual Report, we are not aware of other material restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed, or on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors.

We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete.

The process for sending the proceeds from offerings back to China may take as long as six months after such offerings.

Any loans to the PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE.

To remit the proceeds of the offering, we must take the following steps:

●	First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to SAFE certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments of the domestic residents, and foreign exchange registration certificate of the invested company. As of the date of this Annual Report, we have already opened a special foreign exchange account for capital account transactions.

●	Second, we will remit the offering proceeds into this special foreign exchange account.

●	Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary significantly. Ordinarily the process takes several months but is required by law to be accomplished within 180 days of application.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of the offerings and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. If we fail to receive such approvals, our ability to use the proceeds of the offerings and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

The transfer of funds and assets among Haoxin, its Hong Kong and PRC subsidiaries is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC-resident enterprises are tax resident.

As of the date of this Annual Report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Chinese Ministry of Commerce (“MOFCOM”) published a discussion draft of the proposed Foreign Investment Law in January 2015 (the “Draft FIL”). The Draft FIL embodies an expected Chinese regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Among other things, the Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise (“FIE”). The Draft FIL specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance, treated as a Chinese domestic investor provided that the entity is “controlled” by Chinese entities and/or citizens. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a Negative List to be separately issued by the State Council later. Unless the underlying business of the FIE falls within the Negative List, which calls for market entry clearance, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

On December 27, 2021, the NDRC and MOFCOM, jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Based on a set of Q&A published on the NDRC’s official website, a NDRC official indicated that after a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated, the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields.

Because the Overseas Listing Rules are currently in draft form and given the novelty of the Negative List, there remain substantial uncertainties as to whether and what requirements, including filing requirements, will be imposed on a PRC company with respect to its listing and offerings overseas as well as with the interpretation and implementation of existing and future regulations in this regard. For example, it is unclear as to whether the approval requirement under the Negative List will apply to follow-on offerings by PRC companies engaged in prohibited businesses and whose offshore holding company is listed overseas. If such approval is in fact required and given the NDRC’s indication of CSRC’s involvement in the approval process, there is also a lack of clarity on the application procedure, requirement and timeline which may not be resolved until the Overseas Listing Rules, which provide for the filing procedures of the overseas offering and listing of a PRC company with the CSRC, is enacted.  If the Overseas Listing Rules are enacted in the current form before the completion of our future proposed offerings, we will be required to make a filing with the CSRC in connection with such offerings within three business days after its completion. If the approval requirement under the Negative List applies to follow-on offerings by PRC companies whose offshore holding company is listed overseas, we may be required to obtain an approval for the proposed offerings or we may be required to relinquish our licenses pertaining to prohibited businesses. If we relinquish or are required to relinquish these licenses, while we do not expect our business operation to be materially adversely affected, we are uncertain whether or when the relevant procedures will be completed.

The development, manufacture and sales of construction materials products and manufacturing equipment are not currently subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment (Amended in 2017), or the Catalogue, issued by the National Development and Reform Commission and the Ministry of Commerce on June 28, 2017 and became effective on July 28, 2017. The Draft FIL, if enacted as proposed, will not materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects. However, should the development, manufacture and sales of construction materials products and manufacturing equipment become subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment then the viability of our current corporate structure, corporate governance and business operations may be materially impacted in many aspects.

There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.

According to Article 177 of the newly amended PRC Securities Law which became effective in March 2020 (the “Article 177”), the securities regulatory authority of the PRC State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not allowed to carry out investigation and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council.

Our PRC counsel, Pacgate Law Group, has advised us of their understanding that (i) the Article 177 is applicable in the limited circumstances related to direct investigation or evidence collection conducted by overseas authorities within the territory of the PRC (in such case, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent of competent Chinese authorities); (ii) the Article 177 does not limit or prohibit the Company, as a company duly incorporated in Cayman Islands and to be listed on Nasdaq, from providing the required documents or information to Nasdaq or the SEC pursuant to applicable Listing Rules and U.S. securities laws; and (iii) as the Article 177 is relatively new and there is no implementing rules or regulations which have been published regarding application of the Article 177, it remains unclear how the law will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As of the date hereof, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177. However, we cannot assure you that relevant PRC government agencies, including the securities regulatory authority of the PRC State Council, would reach the same conclusion as we do. As such, there are uncertainties as to the procedures and time requirement for the U.S. regulators to bring about investigations and evidence collection within the territory of the PRC.

Our principal business operation is conducted in the PRC. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

We rely on dividends, loans and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make loans or payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely on dividends, loans and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt or pay any expense we may incur. In the event that our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust their taxable income in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments, and shareholder loan repayments. The PRC government may continue to strengthen its capital controls, and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares.

Substantially, our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from our future proposed offerings. Our reporting currency is the U.S. dollar, while the functional currency for our PRC subsidiaries is RMB. Gains and losses from the re-measurement of assets and liabilities receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This change in value could negatively impact our business, financial condition, or results of operations as reported in U.S. dollars. In the event that we decide to convert our RMB into U.S. dollars to make payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB will harm the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR) and the U.S. dollar, the Euro, the Japanese yen, and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our future proposed offerings into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would adversely affect the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited. We may not be able to hedge our exposure adequately. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our ordinary shares.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and thereby prevent us from funding our business.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries by means of loans or capital contributions. Any loans to these PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiaries, and shall be registered with SAFE, or its local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, shall be approved by MOFCOM, or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital to increase contributions to our PRC subsidiaries may be negatively affected, which could adversely affect their liquidity and our ability to fund and expand their business.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of China’s flood of capital outflows in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movements. More restrictions and a substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. In the event that the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to make adequate contributions to various employee benefit plans required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds, and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China, given the different levels of economic development in different locations. In the event that the local governments deem our contribution to be not sufficient, we may be subject to late contribution fees or fines in relation to any underpaid employee benefits, and our financial condition and results of operations may be adversely affected.

Currently, we are making contributions to the plans based on the minimum standards. However, PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans and to pay late contribution fees and fines. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, making it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose. Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for overseas investment or financing.

In the event that our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us. We may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the PRC residents or entities holding a direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with and will in the future make or obtain any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of an enterprise’s business, productions, personnel, accounts, and properties. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. In the event that the PRC tax authorities determine that Haoxin or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, Haoxin or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC if we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our ordinary shares.

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

We conduct substantially all of our business operations in China, and a majority of our directors and senior management are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from the offerings and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our operating entity or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries, are subject to the above PRC regulations. We may not be able to obtain necessary government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are an exempted company incorporated under the laws of the Cayman Islands and, as such, rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of December 31, 2024 and 2023, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that the relevant tax authority will not challenge our determination regarding our qualification to enjoy the preferential tax treatment. We cannot assure that we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to HK Beach, our Hong Kong subsidiary.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Notice of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax Treatment on Enterprise Reorganization (Circular 59) and Announcement No. 7 [2015] of the State Administration of Taxation—Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises (Circular 7) which became effective in February 2015. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. Circular 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

Circular 7 extends its tax jurisdiction to indirect transfers and transactions involving the transfer of other taxable assets through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clear criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacked a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax.

According to the “Enterprise Income Tax Law of the People’s Republic of China” (adopted on March 16, 2007, first amended on February 24, 2017, and second amended on December 29, 2018), if the business dealings between an enterprise and its affiliated parties do not conform to the principle of independent transactions and thus reduce the taxable income or income of the enterprise or its affiliated parties, the tax authorities have the right to adjust in accordance with reasonable methods. The cost incurred by an enterprise and its related parties in developing and accepting intangible assets or providing and receiving labor services together shall be apportioned according to the principle of independent transaction when calculating taxable income.

If a resident enterprise or an enterprise controlled by a resident enterprise and a Chinese resident and established in a country (region) whose actual tax burden is significantly lower than the tax rate level of China’s enterprise income tax, does not allocate or reduce its profits due to reasonable business needs, the portion of the above profits that should belong to the resident enterprise shall be included in the current income of the resident enterprise.

Interest expenses incurred when the ratio of creditor’s rights investment to equity investment accepted by an enterprise from its affiliated parties exceeds the prescribed standard shall not be deducted in the calculation of taxable income.

If an enterprise reduces its taxable income or income by implementing other arrangements without reasonable commercial purposes, tax authorities have the right to adjust them in accordance with reasonable methods.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange, or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiaries to assist in the filing. As a result, non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Circular 59 and Circular 7. They may be required to expend valuable resources to comply with Circular 59and Circular 7 or establish that our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results from operations.

The PRC tax authorities have the discretion under SAT Circular 59 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S., including in instances of fraud, in emerging markets generally. As a result of this scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business, and our share price. In the event that we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. In the event that such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

We may lose the ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless if the Chinese government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

The recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities and the supervision on listings by China-based companies in foreign countries, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based companies listed in foreign countries, and provided that the special provisions of the State Council on offering and listing by those companies in foreign countries limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. As these opinions were newly issued and there are no further explanations or detailed rules and regulations with respect to such opinions, there are still uncertainties regarding the interpretation and implementation of such opinions. And new rules or regulations promulgated in future could impose additional requirements on us.

In addition, on July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Cybersecurity Review Measures for public comments, according to which, among others, an “operator of critical information infrastructure” or a “data processor”, who has personal information of more than one million users and is going to list in foreign countries, must report to the relevant cybersecurity review office for a cybersecurity review. On December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021).

However, if the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required, failure of obtaining such approval may lead us face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from offerings into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as offerings of the Shares.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

Therefore, these risks may result in a material change in business operations, significant depreciation of the value of our ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors. Recently, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoiding conducting any activities that may be deemed as illegal fund-raising, forming capital pool or providing guarantee to investors under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the direct lending service industry in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations relating to illegal fund-raising, forming capital pools or the provision of credit enhancement services. Moreover, we cannot rule out the possibility that the PRC government will institute a license requirement covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy, than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MITT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MITT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MITT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Escalating U.S.-China trade tensions and newly imposed tariffs may adversely impact our business, financial condition, and results of operations.

On August 14, 2017, the President of the United States issued a memorandum instructing the United States Trade Representative (“USTR”) to determine whether to investigate under section 301 of the United States Trade Act of 1974 (Trade Act) the laws, policies, practices, or actions of the Chinese government that may be unreasonable or discriminatory and that may be harming United States intellectual property rights, innovation, or technology development. Based on information gathered in that investigation, the USTR published a report on March 22, 2018, on the Chinese government’s acts, policies, and practices supporting findings that are unreasonable or discriminatory and burden or restrict United States commerce. On March 8, 2018, the President exercised his authority to issue significant tariffs on imports of steel and aluminum from several countries, including China. Subsequently, the USTR announced an initial proposed list of 1,300 goods imported from China that could be subject to additional tariffs and initiated a dispute with the World Trade Organization against China for alleged unfair trade practices. The President has indicated that his two primary concerns to be addressed by China are (i) a mandatory $100 billion reduction in the China/United States trade deficit and (ii) limiting the planned $300 billion Chinese government support for advanced technology industries, including artificial intelligence, semiconductors, electric cars, and commercial aircraft. On July 6, 2018, the United States initially imposed 25% tariffs on $34 billion worth of Chinese goods, including agriculture and industrial machinery, which prompted the Chinese government to initially impose tariffs on $34 billion worth of goods from the United States, including beef, poultry, tobacco, and cars. Since July 2018, the United States imposed tariffs on $250 billion worth of Chinese products and has threatened tariffs on $325 billion more. In response, China imposed tariffs on $110 billion worth of US goods and threatened qualitative measures that would affect US businesses operating in China. In May 2019, the United States raised the tariffs on $100 billion of Chinese products to 25% from 10%. Tariffs were expected to increase further to 30% on October 15, 2019. However, the increase was suspended pending negotiation of a “phase one” trade agreement with China. On August 1, 2019, President Trump announced a new 10% ad valorem duty on additional goods imported from China, which amount was then increased to 15% on August 23, 2019. The new tariff at the rate of 15% became effective on September 1, 2019 with respect to certain categories of goods and was expected to become effective for additional categories of goods on December 15, 2019. On December 13, 2019 the US and China signed a “phase one” trade agreement, which avoided the imposition of additional tariffs. However, there can be no assurances that the US or China will not increase tariffs or impose additional tariffs in the future.

Recently, there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties among countries. Our business is subject to risks associated with international trade policies, particularly those between the United States and China. Tensions between the two countries have led to trade restrictions, sanctions, and tariffs that could materially affect our supply chain, costs, and market access.

Additionally, the U.S. government continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, and may impose additional tariffs on imports from China and other countries from which we import goods.

These broad trade measures significantly escalate tensions in global trade and supply chains, raising concerns about higher costs for businesses and consumers and potential retaliatory actions from affected countries. These tariffs could increase our costs of materials and components, disrupt our supply chain, and reduce demand from U.S. customers, negatively impacting our business, financial condition, and results of operations.

As a PRC-based power solution products provider, we manufacture and supply a wide range of inverters and generators. If our products become subject to higher U.S. tariffs, this could:

●	Increase our costs of exporting to the U.S. market;

●	Reduce demand from U.S. customers due to higher prices;

●	Force us to absorb additional costs, negatively impacting our profit margins; and

●	Disrupt our supply chain.

Moreover, the U.S. and other countries have imposed or proposed additional restrictions on technology exports and investments related to battery technology, energy storage, and electric vehicles. Further regulatory actions, trade barriers, or sanctions could limit our access to key markets, technologies, or raw materials, further affecting our growth and financial performance.

We continue to monitor evolving trade policies and explore alternative strategies, such as diversifying our customer base and adjusting our supply chain to mitigate potential risks. However, given the uncertainty of future trade relations, we cannot assure that further geopolitical developments, tariffs, or regulatory changes will not adversely affect our business, financial condition, or results of operations.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The Company’s current auditor, Marcum Asia, is based in Manhattan, New York, and therefore is not affected by this mandate by the PCAOB.

On August 26, 2022, the PCAOB signed an SOP Agreement with the China Securities Regulatory Commission and the MOF. The SOP Agreements establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed the its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

On February 24, 2023, the CSRC, the Ministry of Finance, the State Secrecy Administration, and the State Archives Bureau jointly issued the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Provisions, which aim to standardize confidentiality and archives administration in respect of direct or indirect overseas issuance of securities by domestic enterprises of the PRC and came into effect on March 31, 2023. The Provisions provide the following requirements: (a) working papers formed within the territory of China by the securities companies and securities service agencies that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be stored within the territory of China. Those that need to transmit working papers outbound shall go through examination and approval formalities in accordance with the relevant provisions of the State, and (b) the relevant domestic enterprise, securities companies and securities service agencies shall obtain the consent of the CSRC or the relevant administrative authorities prior to cooperating in the inspection or investigation carried out by the overseas securities regulator or relevant administrative authorities or providing documents and materials for cooperating in the inspection or investigation. The Provisions further provide that, where the overseas securities regulator and the relevant competent authorities request to conduct inspection or investigation to collect evidence from a domestic enterprise and the domestic securities companies and securities service agencies providing corresponding services regarding the overseas offering and listing activities of the domestic enterprise, the inspection or investigation shall be carried out under the cross-border regulatory cooperation mechanism, and the CSRC or the relevant authorities shall provide the requisite assistance pursuant to the bilateral and multilateral cooperation mechanism.

Given the recency of the Protocol and the Provisions and the fact that official guidance and related implementation rules have not been issued and the Provisions may be subject to further clarifications during subsequent implementation, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our current auditor, Marcum Asia, the independent registered public accounting firm that issued the audit report for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this report, is registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis.

However, recent developments with respect to audits of China-based companies create uncertainty about Marcum Asia’s ability to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. It remains unclear what the SEC’s implementation process related to the above rules and amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Class A ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Risks Related to Our Business and Industry

We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares.

We are a Cayman Islands holding company and conduct substantially all of our business through our subsidiaries in China. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict our PRC subsidiaries’ ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of their registered capital.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of any one of our PRC subsidiaries to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law, or EIT, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Haoxin HK. As of the date of this report, Haoxin WFOE currently does not have plan to declare and pay dividends to Haoxin HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority Haoxin HK intends to apply for the tax resident certificate when Haoxin WFOE plans to declare and pay dividends to Haoxin HK. When Haoxin WFOE plans to declare and pay dividends to Haoxin HK and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.

The domestic market in China for truckload delivery and related services is highly competitive. Our current or potential competitors include major logistics transportation companies in China. Some of our competitors may have greater brand recognition, a larger group of customers or vendors, longer operating histories, and marketing resources than we do. Customers may weigh their experience and resources over us in various ways, increasing our competitor’s respective market shares.

You should not expect that we will compete successfully against current or potential competitors. Such competitive pressures may have a material and adverse effect on our business, financial condition, and results of operations. Failure to compete successfully against existing or new competitors may cause us to lose market share, customers, and other business relationships.

We traditionally have had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

Our top three customers accounted for 15.2%, 39.1% and 37.0% of revenues for the year ended December 31, 2024, 2023 and 2022, respectively, and the amounts due from these customers included in accounts receivable were $6,055,957, $8,424,004 and $4,476,539, representing 30.7%, 46.0% and 34.6% of total accounts receivable, respectively.

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers in the end-user marketplace. In addition, revenues from our top five customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other factors, some of which may be outside of our control. Further, some of our contracts with our top five customers permit them to terminate our services at any time (subject to notice and certain other provisions). If any of our top five customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our services or we could lose the customer. Any such development could have an adverse effect on our margins and financial position and would negatively affect our revenues and results of operations and/or trading price of our Class A ordinary shares.

The loss of any of our key customers could reduce our revenues and our profitability.

We consider our major customers in each period to be those customers that accounted for more than 10% of our revenue in such period. We had nil, three and two such major customer for the years ended December 31, 2024, 2023 and 2022, respectively. As most of our revenues are driven by customers’ demand for our truckload services, there can be no assurance that we will maintain or improve the relationships with customers who do not have long-term contracts with us. Our major customers often change each period based on when a given order is placed. In the event that we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could harm our business, financial condition, and results of operations.

The loss of any of our key suppliers could have a materially adverse effect on our results of operations.

We consider our major suppliers in each period to be those vendors that accounted more than 10% of overall purchases in such period. We had nil, three and four such major suppliers for the year ended December 31, 2024, 2023 and 2022, respectively. We believe that currently we can locate replacement suppliers readily on the market for prevailing prices and not have significant difficulty replacing a given vendor. However, there is no guarantee that we would not develop significant reliance on certain suppliers in the future. Any difficulty in replacing such a vendor could adversely affect our Company’s performance to the extent it results in higher prices, a slower supply chain, and ultimately less desirable results of operations.

Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.

We are partially dependent on our subcontractors for our products. Our subcontractors may fail to meet timelines or contractual obligations or provide us with sufficient transportation services, which may adversely affect our business. Certain of our contracts with key suppliers can be terminated by the supplier upon giving notice within a certain period and restrict us from using other suppliers. Failure to appropriately structure or adequately manage our agreements with third parties may adversely affect our supply of products. We are also subject to credit risk with respect to our third-party suppliers. If any such suppliers become insolvent, an appointed trustee could potentially ignore the service contracts we have in place with such party, resulting in increased charges or the termination of the service contracts. We may not be able to replace a supplier within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.

In addition, to the extent that our creditworthiness is impaired, or general economic conditions decline, certain of our key suppliers may demand onerous payment terms that could materially adversely affect our working capital position, or such suppliers may refuse to continue to supply to us.

Our business and growth are significantly affected by the emergence of new retail, the continued development of e-commerce in China and elsewhere and related demand for integrated supply chain solutions.

We serve merchants that conduct business in the retail industry in China, and these merchants rely on our services to fulfill orders placed by consumers. As we focus on providing integrated supply chain solutions for the new retail era, which is characterized by technological advancement and enhanced logistics and supply chain capabilities that result in faster delivery and shorter inventory cycles, our future business opportunities depend upon the continued integration of online and offline retail channels and the adoption of the new retail paradigm by an increasing number of merchants in China and elsewhere, both in terms of large platforms and brands as well as small and medium enterprises, or SMEs, and micro-merchants.

The future development and landscape of the retail industry in China and elsewhere are affected by a number of factors, many of which are beyond our control. These factors include the consumption power and disposable income of consumers, as well as changes in demographics and consumer preferences. The development of the retail industry is also subject to the selection, price and popularity of products offered through online and offline retail channels of original brand manufacturers and changes in the availability, reliability and security of such channels. Further, the emergence of alternative channels or business models that better suit the needs of consumers and the development of online-to-offline supply chain integration by retailers can also affect the development of the retail industry. Another important factor is the development of fulfillment, payment and other ancillary services associated with the retail industry. Macroeconomic conditions, particularly as retail spending tends to decline during recessions and other economic factors affecting consumer confidence, including inflation and deflation, fluctuation of currency exchange rates, volatility of stock and property markets, interest rates, tax rates and changes in unemployment rates, can also impact the development of the retail industry in China and elsewhere. The retail industry in China has experienced, and continues to experience, inflationary pressures on the supply chain and prices of raw materials and the costs associated with hiring and retaining personnel. Additionally, inflationary pressures have caused and continue to cause higher product costs, reductions in sales of our clients’ products, longer sales cycles for our clients, increased accounts receivable and inventory write-offs and increased competition. In an inflationary environment such as the current economic environment, our clients’ ability to implement customer pricing adjustments or surcharges to offset the impacts of inflation may be limited due to competitive or regulatory conditions. If the retail industry in China is unable to offset the impact of persistent inflation, we may be subject to adverse effect on our business, financial condition and results of operations. Finally, other factors, such as changes in government policies, laws and regulations, in particular those that govern the retail industry, as well as changes in domestic and international politics, including military conflicts, political turmoil and social instability, can also influence the development of the retail industry in China and elsewhere. If the new retail and e-commerce industry in China and their respective demand for integrated supply chain solutions fail to develop as we expect, our business and growth could be harmed.

Technological developments which affect global trade flows and supply chains are challenging some of our largest customers and may therefore affect our business and results of operations.

By reducing the cost of labor through automation and digitization and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries, including those of some of our largest customers. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in transportation activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for our services. Rising tariff barriers and environmental concerns also accelerate these trends.

If our customers are able to reduce their logistics and supply chain costs or increase utilization of their internal solutions, our business and operating results may be materially and adversely affected.

A major driver for merchants and other customers to use third-party logistics and supply chain service providers is the high cost and degree of difficulty associated with developing in-house logistics and supply chain expertise and operational efficiencies. If, however, our customers are able to develop their own logistics and supply chain solutions, increase utilization of their in-house supply chain, reduce their logistics spending, or otherwise choose to terminate our services, our logistics and supply chain management business and operating results may be materially and adversely affected. In addition, certain of our major e-commerce platform partners may develop their own logistics capabilities, which could reduce the scope of services we provide to users on their platforms.

An increase in fuel prices may reduce profitability.

The provision of trucking services is highly reliant on the availability of the appropriate fuel and its cost and an increase in fuel prices may increase our costs. During the years ended December 31, 2024, 2023 and 2022, our fuel costs accounted for approximately 27.9%, 26.7% and 17.3% of our transportation costs, respectively.

Some of our service agreements with our customers allow us to adjust our service fees to some extent when the fuel prices fluctuate over 5%. However, if the fluctuations fall within the acceptable range, the service fees cannot be adjusted, and we would not be able to pass the increased cost of fuel oil to our customers. Therefore, we are still exposed to the risk of the fuel price fluctuation which may affect our profitability.

Overall tightening of the labor market, increases in labor costs or any labor unrest, including strikes, may affect our business as we operate in a labor-intensive industry.

Our business requires a substantial number of personnel, and labor costs comprised 18.7%, 18.7% and 15.3% of our total transportation costs for the years ended December 31, 2024, 2023 and 2022, respectively. Any failure to retain stable and dedicated labor by us, our suppliers and subcontractors may lead to disruptions to or delays in our services. We, our suppliers and subcontractors often hire additional or temporary workers to handle the significant increase in express and freight volumes. We have observed an overall tightening labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salaries, social benefits and employee headcounts and we may also face seasonal labor shortages. We, our suppliers and subcontractors compete with other companies for labor, and we may not be able to offer competitive salaries and benefits compared to them.

We may be subject to labor disputes from time to time in the ordinary course of business, due to the magnitude of the labor force involved in our service network. Any labor unrest or strikes directed against us, our suppliers or subcontractors could directly or indirectly prevent or hinder our normal operating activities, and if not resolved in a timely manner, lead to delays in fulfilling our customer orders. We are not able to predict or control any labor unrest, especially those involving labor not directly employed by us. Further, labor unrest may affect general labor market conditions or result in changes to labor laws, which in turn could materially and adversely affect our business, financial condition and results of operations.

We face risks associated with the items we deliver and the contents of shipments and inventories handled through our service network.

We handle a large volume of shipments and inventories across our service network, and face challenges with respect to the protection and control of these items. Shipments and inventories in our service network may be stolen, damaged or lost for various reasons, and we and our subcontractors may be perceived or found to be liable for such incidents. In addition, we may fail to screen shipments and inventories and detect unsafe or prohibited/restricted items. Unsafe items, such as flammables and explosives, toxic or corrosive items and radioactive materials, may damage other items or facilities in our service network, injure recipients and harm our personnel and assets or those of our franchisee partners and service providers. Furthermore, if we fail to prevent prohibited or restricted items from entering into our service network and if we participate in the transport and delivery of such items, we may be subject to administrative or even criminal penalties, and if any personal injury or property damage is concurrently caused, we may be further liable for civil compensation.

Our delivery operations also involve inherent risks. We constantly have a large number of vehicles and personnel in transportation and a large number of items in storage facilities that we rent, and are therefore subject to risks associated with storage and transportation safety. The insurance maintained by us may not fully cover the damages caused by transportation related injuries or loss. From time to time, our vehicles and personnel may be involved in accidents, and the items they transport may be lost or damaged. In addition, frictions or disputes may occasionally arise from the personal interactions between our pick-up and delivery personnel and senders or recipients and those of our subcontractors. Personal injury or property damage may occur in connection with such incidents.

Additionally, we face vicarious liability for traffic accidents, deaths, injuries, cargo damage or other incidents that are caused by our vehicles. Under cooperation with our major customers, we are liable for any damages to the goods, equipment and premises of the customers caused by us during the provision of our transportation services, and we are also liable for any loss or damages to the goods that are in our custody and for any non-compliance of relevant laws and regulations in the PRC. Our auto insurance and general liability insurance policies may not cover all potential claims to which we are exposed, and may not be adequate to indemnify us for all potential liabilities. These incidents may also subject us to negative publicity, which could adversely affect our business, operating results, and future prospects.

Any of the foregoing could disrupt our services, cause us to incur substantial expenses and divert the time and attention of our management. We and our subcontractors may face claims and incur significant liabilities if found liable or partially liable for any injuries, damages or losses. Claims against us may exceed the amount of our insurance coverage, or may not be covered by insurance at all. Governmental authorities may also impose significant fines on us or require us to adopt costly preventive measures. Furthermore, if our services are perceived to be insecure or unsafe by our ecosystem participants, our business volume may be significantly reduced, and our business, financial condition and results of operations may be materially and adversely affected.

Our results of operations may be affected by seasonal factors.

Our productivity may decrease during the winter season when severe winter weather impedes operations. Also, some shippers may reduce their shipments after the winter holiday season. At the same time, operating expenses may increase and fuel efficiency may decline due to engine idling during periods of inclement weather. Harsh weather conditions generally also result in higher accident frequency, increased freight claims, and higher equipment repair expenditures.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties, including our shareholders, directors, and executive officers. See “Related Party Transactions” on page 109. For example, in order to solve urgent and sudden needs of payment for highway bridge expenses or fuel expenses, in 2024, Mr. Zhengjun Tao, or CEO periodically make cash payments on behalf of the Company. During the year ended December 31, 2024, 2023 and 2022, Mr. Zhengjun Tao made cash payments on behalf of the Company of $792,866, $651,082 and $8,998, respectively.

We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests. Transactions with the entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as default.

Our Board of Directors has currently authorized the Audit Committee upon its formation to review and approve all material related party transactions. We rely on the laws of the Cayman Islands, which provide that the directors owe a duty of care and a duty of loyalty to our company. Under Cayman Islands law, our directors have a duty to act honestly, in good faith, and view our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Ordinary Shares—Differences in Corporate Law” on page 157 for additional information on our directors’ fiduciary duties under Cayman Islands law. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties. These transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions other litigation.

We will require substantial additional funding in the future. There is no assurance that additional financing will be available to us.

We have been dependent upon bank loans and proceeds received from shareholders’ equity contributions to meet our capital requirements in the past. We may require substantial additional funding in the future to meet our capital requirements for our business expansion and to maintain operations and improve financial performance; however, we cannot assure you that we will be able to obtain capital in the future. In the event that we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and limit our marketing efforts and decrease or eliminate capital expenditures. In addition, our operating results, our business results, and our financial position would be adversely affected. In the event that adequate additional financing is not available on reasonable terms, we may not be able to undertake our expansion plan or purchase additional equipment for our operations, and we would have to modify our business plans accordingly.

A rapid expansion could significantly strain our resources, management, and operational infrastructure, impairing our ability to meet increased demand for our products and hurt our business results.

To accommodate our anticipated growth, we will need to expand capital resources and dedicate personnel to implement and upgrade our accounting, operational and internal management systems and enhance our record-keeping and contract tracking system. Such measures will require us to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. In the event that we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our services, which will impair our revenue growth and hurt our overall financial performance.

We may encounter problems related to our operational and financial systems and controls during any growth, including quality control and delivery and production capacities.

Any significant growth in the market for our services or our entry into new markets may require additional employees for managerial, operational, financial, and other purposes. As of December 31, 2024, 2023 and 2022 we had 85, 122 and 147 employees, respectively. We would also need to continue to expand, train and manage our employees. Continued future growth will impose significant added responsibilities upon our management to identify, recruit, maintain, integrate, and motivate new employees.

We may encounter a working capital shortage, as we may need additional funds to finance the purchase of vehicles, transportation costs, and hire additional employees.

We will be required to continue improving our operations, management, and financial systems and controls for effective growth management. Our failure to manage growth effectively may lead to operational and financial inefficiencies, which will negatively affect our profitability. We cannot assure investors that we will be able to timely and effectively meet increased demand and maintain the quality standards required by our existing and potential customers.

We rely on short-term borrowings for our liquidity. Our outstanding and future indebtedness may adversely affect our available cash flow and our ability to operate our business. In addition, we may not be able to obtain additional capital when desired, on favorable terms or at all.

Our liquidity relies significantly on short-term borrowings. As of December 31, 2024, we had four outstanding short-term loans provided by four banks, totaling RMB 18,200,000 in the aggregate, or approximately $2,493,390. As of December 31, 2023, we had six outstanding short-term loans provided by five banks, totaling RMB 16,270,000 in the aggregate, or approximately $2,291,582. As of December 31, 2022, we had four outstanding short-term loans provided by four banks, totaling RMB 12,830,000 in the aggregate, or approximately $1,860,175.

The Company also have bank acceptance notes outstanding with the banks and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. As of December 31, 2024, 2023 and 2022 restricted cash was $3,350, $3,444 and $3,545, respectively. No cash is restricted to assure future credit availability.

However, we need to make continued investments in facilities, vehicles, equipment, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will succeed in obtaining renewals on our loans or raise additional capital on favorable terms, if at all, which could significantly increase our future interest expense and adversely impact our business, results of operations, financial condition, and prospects. In the event that we are unable to obtain short-term financing in an amount sufficient to support our operations, it may be necessary to suspend or curtail our operations, which would have a material adverse effect on our business and financial condition. In that event, current shareholders would likely experience a loss of most of or all of their investment.

Further, if we increase to our level of indebtedness, in the future, it could:

●	require us to dedicate a portion of our cash flow from operations to payments on our indebtedness, which could reduce the availability of cash flow to fund acquisitions, start-ups, working capital, capital expenditures and other general corporate purposes;

●	limit our ability to borrow money or sell stock for working capital, capital expenditures, debt service requirements and other purposes;

●	limit our flexibility in planning for, and reacting to, changes in our industry or business;

●	make us more vulnerable to unfavorable economic or business conditions; and

●	limit our ability to make acquisitions or take advantage of other business opportunities.

In the event we incur additional indebtedness, the risks described above could increase.

We have a high debt to asset ratio, which may put us at high risk of default on our loans.

As of December 31, 2024, we had $14,006,704 in total liabilities and $32,379,245 in total assets. As of December 31, 2023, we had $12,451,564 in total liabilities and $28,149,538 in total assets. As of December 31, 2022, we had $9,300,526 in total liabilities and $21,686,292 in total assets. We had a high debt to asset ratio in 2024, 2023 and 2022, which may put us at high risk of default on our loans under certain circumstances, such as interest rates rising suddenly causing us unable to make our payments to the banks. If we default on our loans, we will be subject to penalties pursuant to our agreements with the banks and our business and financial condition will be materially adversely affected. In that event, our shareholders would likely experience a loss of most of or all of their investment. As of December 31, 2024, 2023 and 2022, the debt to asset ratio is 0.43, 0.44 and 0.43.

Borrowings guaranteed by related parties may result in conflicts of interests in the payment of our obligations.

Our short-term borrowings are guaranteed by our major shareholders, their families and related companies that provide working capitals to us to support our operations when needed. Conflicts of interest may cause us to repay these obligations ahead of other, more important claims, to protect the personal assets of our major shareholders, their families and related companies.

We cannot assure you that our internal growth strategy will be successful, which may negatively impact our growth, financial condition, results of operations, and cash flow.

One of our strategies is to grow internally through increasing the development of new services and products and improve the quality of existing services and products. However, many obstacles to this expansion exist, including, but not limited to: increased competition from similar businesses; our ability to improve our products and product mix to realize the benefits of our research and development efforts; international trade and tariff barriers; unexpected costs; costs associated with marketing efforts abroad and maintaining attractive foreign exchange rates. Therefore, we cannot assure you that we will be able to successfully overcome such obstacles and establish our products in any additional markets. Our inability to implement this internal growth strategy successfully may negatively impact our growth, future financial condition, results of operations, or cash flows.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue their present positions, our business might be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this report. While we have provided incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. The loss may constrain our future growth and severely disrupt our business. Our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. In the event that any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Our financial and operating performance may be adversely affected by epidemics, natural disasters, and other catastrophes.

Our business, financial and operating performance could be materially and adversely affected by the outbreak of epidemics or pandemics, including but not limited to the COVID-19, swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV), and severe acute respiratory syndrome (SARS-CoV). As a result of the ongoing COVID-19 pandemic, we expect our operation to experience slowdown or temporary suspension in production. Our business could be materially and adversely affected if the slowdown or suspension continues for a long period. During such an epidemic outbreak, China may adopt certain hygiene measures, including quarantining visitors from places where any contagious diseases were rampant. Those restrictive measures adversely affected and slowed down the national economic development during that period. Any prolonged restrictive measures to control the contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on our business operations.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may, in turn, have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis. As a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

If we fail to promote and maintain our brand effectively and cost-efficient, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract clients depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. Currently, we promote our brand mainly through referrals. Our future marketing efforts will likely require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all, and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to promote and maintain our brand while incurring substantial expenses successfully, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

New lines of business or new services and products may subject us to additional risks.

We plan on implementing new lines of business or offer new services and products within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly when the markets are not fully developed. In developing and marketing new lines of business and/or new services and products, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services and products may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or new services and products. Furthermore, any new line of business and/or new services and products could significantly impact the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new services and products could have a material adverse effect on our business, results of operations, and financial condition.

We may evaluate and potentially consummate strategic investments or acquisitions from time to time, which could require significant management attention, disrupt our business, and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions, or alliances to further increase the value of our products and better serve our clients. These transactions could be material to our financial condition and results of operations if consummated. Even if we can identify an appropriate business opportunity, there is no guarantee that we may be able to consummate the transaction successfully. Even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such a transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products, and services of the acquired business;

●	the inability of the acquired technologies, products, or businesses to achieve expected levels of revenue, profitability, productivity, or other benefits;

●	difficulties in retaining, training, motivating, and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our products;

●	difficulties in maintaining uniform standards, controls, procedures, and policies within the combined organizations;

●	difficulties in retaining relationships with clients, employees, and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and

●	potential disruptions to our ongoing businesses.

We may not make any investments or acquisitions. Furthermore, our future investments or acquisitions may not be successful, benefit our business strategy, generate sufficient revenues to offset the associated acquisition costs, or otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products or that any new or enhanced products, if developed, will achieve market acceptance or prove to be profitable.

We may not have sufficient insurance coverage.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased certain life insurance, such as motor vehicle occupant and personal accident insurance; property loss insurance, such as cargo transportation insurance and motor vehicle damage insurance; and liability insurance, such as statutory automobile liability insurance, motor vehicle occupant liability insurance, third-party liability insurance and employer’s liability insurance. Some of our insurance also covers fire or other damages. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, medical insurance and maternity insurance for our full-time employees. We are not legally required to maintain insurance for the items we ship. We do not maintain business interruption insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any losses or that we will be able to successfully claim for losses under our current insurance policies on a timely basis, or at all. If we incur losses that are not covered by our insurance policies, or if the amount reimbursed is significantly less than our actual losses, our business, financial condition and results of operations could be materially and adversely affected.

We may be exposed to liabilities under the Foreign Corrupt Practices Act. Any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute to obtain or retain business. We will have operations, agreements with third parties, and sales in South-East Asia, which may experience corruption. Our existing business in Asia creates the risk of unauthorized payments or offers of payments by one of our company’s employees, consultants, or sales agents because these parties are not always subject to our control. It will be our policy to implement safeguards to discourage these practices by our employees. Also, our existing safeguards and any future improvements may prove to be less than effective. The employees, consultants, or sales agents of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions. We may be subject to other liabilities, which could negatively affect our business, operating results, and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately report our financial results may be impaired, adversely impacting investor confidence and the market price of our Class A ordinary shares.

Prior to the IPO, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022, we and our independent registered public accounting firm identified three material weaknesses   in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the Public Company Accounting Oversight Board (United States) (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) a lack of independent directors, an audit committee to establish formal risk assessment process and internal control framework and (iii) a lack of information technology general control (“ITGC”) in the areas of: (1) Risk and Vulnerability Assessment and Management; (2) Third-Party (Service Organization) Vendor Management; (3) System Change Management; (4) Backup and Recovery Management; (5) Access to Systems and Data; (6) Segregation of Duties, Privileged Access, and Monitoring.

In response to the above-mentioned material weaknesses (i) and (ii) identified, we implemented a number of measures to address the material weakness identified, including but not limited to recruitment of a chief financial officer with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and establishing of an audit committee and internal audit department. In addition, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and strengthening corporate governance. For IT related weakness, we will (1) enhance our data backup procedures and computer operations monitoring; (2) enhance user account management and enhance segregation of duties; and (3) enhance risk assessment procedures and system controls. However, we cannot assure you that we will be able to continue implementing these measures in the future or that we will not identify additional material weaknesses or significant deficiencies in the future.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon completing the IPO, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management’s assessment   on our internal control over financial reporting in our annual report on Form 20-F, beginning with our annual report for the fiscal year ending December 31, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective.

Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources, and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation timely.

During documenting and testing our internal control procedures to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. In the event that we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A ordinary shares.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Failure to appropriately evaluate the credit profile of our customers and/or delay in settlement of accounts receivable from our customers could materially and adversely impact our operating cash flow. It may result in significant provisions and impairments on our accounts receivable which in turn would have a material adverse impact on our business operations, results of operation, financial condition, and our business pursuits and prospects.

We had $639,643 of allowance for credit losses as of December 31, 2024. We had $547,742 of allowance for credit losses as of December 31, 2023. We had $273,731 of allowance for doubtful accounts as of December 31, 2022. Our customers include various logistics companies, supermarkets and manufacturers. Due to the nature of the customers and the practice of the industry, the Company generally allows a credit period of 45 to 90 days from the invoice date. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various levels of approvals. On January 1, 2023, the Company adopted ASC 326 Financial Instruments – Credit Losses (“ASC 326”) using the modified retrospective approach through a cumulative-effect adjustment to retained earnings. Upon adoption, the Company changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including accounts receivable. The Company recorded a decrease to opening retained earnings of $285,061 (includes the effect of deferred taxes of $95,020) as of January 1, 2023 due to the cumulative impact of adopting ASC Topic 326.

For example, the average accounts receivable turnover period was approximately, 271.0, 211.0 days and 168.0 days for the fiscal years ended December 31, 2024, 2023 and 2022, respectively. Due to uncertainty of the timing of collection, we established an allowance for credit loss based on individual account analysis and historical collection trends. We established a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures and a provision on historical trends of collections. Based on the management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and an aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for credit loss after management has determined that the likelihood of collection is not probable. We recorded a bad debt write-off of $nil, $nil and $nil during the fiscal years ended December 31, 2024, 2023 and 2022, respectively.

While we have implemented policies and measures to improve our management of credit risk and have expanded our efforts in the collection of overdue or long outstanding accounts receivable, there is no assurance that our substantial accounts receivable position with respect to our reported revenue (on a net basis) will not persist in the future given the nature of our business. Any deterioration of the credit profile of our customers or any failure or delay in their settlement of our accounts receivable could put tremendous pressure on our operating cash flow and may result in a material and adverse impact on our business operations, results of operations, and financial condition.

You may have difficulty in effecting service of legal process, enforcing judgments or bringing actions in China against us or our directors and officers named in the report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside of the United States. All of our assets and a substantial portion of our current business operations are conducted in the PRC. In addition, all of our directors and officers are nationals and residents of countries and areas other than the United States, including the PRC. All of the assets of these persons is located outside the United States. As a result, it may be difficult for you to bring an action against these individuals within the United States. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts, including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands, the PRC or Hong Kong, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands, Hong Kong or PRC courts would entertain original actions brought in the courts of the Cayman Islands, Hong Kong or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our directors and officers named in this report based on Hong Kong laws.

As of the date of this report, our Hong Kong subsidiary, Haoxin HK, is a holding company and currently does not conduct and is not expected to conduct in the future any business. We do have director(s) who are Hong Kong residents and reside within Hong Kong for a significant portion of the time. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our directors and officers named in the report, as judgments entered in the U.S. can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the U.S. in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

Furthermore, foreign judgments of the U.S. courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the U.S. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the U.S. could be enforceable in Hong Kong.

Potential disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows, and financial condition.

Potential changes in the global economy may affect the availability of business and customer credit. We may need to rely on the credit markets, particularly for short-term borrowings from banks in China, as well as the capital markets, to meet our financial commitments and short-term liquidity needs if internal funds from our operations are not available to be allocated to such purposes. Disruptions in the credit and capital markets could adversely affect our ability to draw on such short-term bank facilities. Our access to funds under such credit facilities depends on the banks’ ability that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in China. Those banks may not meet their funding commitments to us if they experience shortages of capital and liquidity or experience excessive volumes of borrowing requests from other borrowers and us within a short period of time.

Long-term disruptions in the credit and capital markets could result from uncertainty, changing or increased regulations, reduced alternatives, or failures of financial institutions that could adversely affect our access to the liquidity needed for our business. Any disruption could require us to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures may include deferring capital expenditures and reducing or eliminating discretionary uses of cash. These events would adversely impact our results of operations, cash flows, and financial position.

A severe or prolonged downturn in “the Global or Chinese economy could materially and adversely affect our business and our financial condition.

The China’s economic growth has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

We may be subject to penalties for failure to register our lease with the PRC real estate administration department.

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019 and the Administrative Measures on Leasing of Commodity Housing which was promulgated by Ministry of Housing and Urban-Rural Development on December 1, 2010 and took effect on February 1, 2011, lessors and lessees are required to enter into a written lease contract and to register the lease with the real estate administration department, and failure to comply with the registration requirement may result in a fine ranging from RMB1,000 to RMB10,000. Our PRC subsidiaries do not register all their leases with the real estate administration department. With respect to the unregistered lease, we may be required to complete such registration or subject to fines, which may adversely affect our financial position or operation.

Risks Related to our Ordinary Shares

The dual class structure of our ordinary shares has the effect of concentrating voting control with Mr. Zhengjun Tao, who holds in aggregate 91.98% of the voting power of our capital g, preventing you and other stockholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

As of the date of this Annual Report, the authorized share capital of the Company is $50,000 divided into 500,000,000 ordinary shares, of which 400,000,000 shares are Class A ordinary shares and 100,000,000 shares are Class B ordinary shares, par value $0.0001 per share. As of the date of this Annual Report, there are currently 8,950,000 Class A ordinary shares and 4,800,000 Class B ordinary shares issued and outstanding. Holders of Class A Ordinary Shares and Class B ordinary shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A ordinary share has one (1) vote and each Class B ordinary share has twenty (20) votes. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The currently Class B Ordinary Shares outstanding are beneficially owned by our Chief Executive Officer, Mr. Zhengjun Tao, through TZJ Global (BVI) Limited, representing 91.98% of the aggregate voting power of our currently outstanding Ordinary Shares as of the date hereof. As of the date of this Annual Report, Mr. Tao holds 91.98% of the aggregate voting power. Because of the twenty-to-one voting ratio between our Class B and Class A ordinary shares, Mr. Tao will continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval so long as the Class B ordinary shares represent at least 51% of the voting power of all outstanding ordinary shares. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future. Furthermore, should the Company decide to issue additional Class B ordinary shares in the future, the twenty-to-one voting ratio between the two classes of our ordinary shares will result in further dilutive effect on the holders of Class A ordinary shares.

As a result, for so long as TZJ Global (BVI) Limited owns a controlling or significant voting interest in our ordinary shares, it generally will be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:

●	the election of directors;

●	determinations with respect to our business direction and policies, including the appointment and removal of officers;

●	determinations with respect to corporate transactions, such as mergers, business combinations, change in control transactions or the acquisition or the disposition of assets;

●	our financing and dividend policy;

●	determinations with respect to our tax returns; and

●	compensation and benefits programs and other human resources policy decisions.

Even if TZJ Global (BVI) Limited were to dispose of certain of its shares of our Class B ordinary shares such that it would control less than a majority of the voting power of our outstanding ordinary shares, it may be able to influence the outcome of corporate actions so long as it retains Class B ordinary shares. During the period of TZJ Global (BVI) Limited’s controlling or significant ownership of our ordinary shares, investors in any subsequent offerings may not be able to affect the outcome of such corporate actions.

TZJ Global (BVI) Limited may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. Corporate action might be taken even if other shareholders, including those who purchase shares in any of our future offerings, oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our Company, could deprive our stockholders of an opportunity to receive a premium for their shares of Class A ordinary shares as part of a sale or other liquidity event and might ultimately affect the market price of our ordinary shares.

Furthermore, we cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class structures and temporarily barred new dual-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A ordinary shares less attractive to other investors. As a result, the market price of our Class A ordinary shares could be adversely affected.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any March 31 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares, and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to accounting standards that are available to emerging growth companies.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or provide information at different times, making it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer, and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act. They will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from Regulation FD (Fair Disclosure) requirements, which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rule requires listed companies to have, among other things, a majority of its board members be independent. However, as a foreign private issuer, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards, which may afford less protection to investors.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association (the “M&A”), the Companies Act (2021 Revision) of the Cayman Islands (the “Cayman Islands Companies Act”), and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company, and substantially all of our assets are located outside of the United States. In addition, a majority of our current directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market. We are also required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The future offerings price for our ordinary shares will be determined through negotiations between the underwriters, investors or the placement agent, and us, and may vary from the market price of our ordinary shares following our offerings. If you purchase our Class A ordinary shares in our offering, you may not be able to resell those shares at or above the offering price. We cannot assure you that the offering price of our Class A ordinary shares, or the market price following our future offerings, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our subsequent offering. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic relationships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

●	In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. In the event that we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value. As of the date of this Annual Report, Management has not determined the types of businesses that the Company will target or the terms of any potential acquisition.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A ordinary shares if the market price of our ordinary shares increases.

There may not be an active, liquid trading market for our Class A ordinary shares.

Prior to our initial public offering taken place in April 2025, there has been no public market for our Class A ordinary shares. An active trading market for our ordinary shares may not develop or be sustained following our initial public offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The public offering price was determined by negotiations between us and the underwriters based upon a number of factors. The public offering price may not be indicative of prices that will prevail in the trading market.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of our initial public offering in December 2022, we have become a public company in the United States. As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. In the event that we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

We have a limited trading history.

On April 17, 2025, our Class A ordinary shares began trading on the Nasdaq Capital Market. Prior to that, there was no public market for our ordinary shares. Our trading history might never improve in terms of price or volume. We cannot guarantee that our ordinary shares will remain quoted on the Nasdaq Capital Market.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of our initial public offering in April 2025, we are now a publicly listed company in the United States. As a publicly listed company, we are required to file annual reports with the Securities and Exchange Commission. In some cases, we will also need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Item 4. Information on the Company

A. History and Development of the Company

Corporate History

For the history and development of the Company, please refer to “Item 3. Key Information - Corporate History and Structure.”

On April 15, 2025, our Class A Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “HXHX.” On April 16, 2025, we closed our initial public offering. We raised $7 million in gross proceeds from our initial public offering, before deducting underwriting discounts and other related expenses.

Corporate Information

Our principal executive office is located at Room 901, No.1 Xingye Yi Road, Ningbo Free Trade Zone, Ningbo, Zhejiang Province, People’s Republic of China. The telephone number of our principal executive offices is +86-574-87865995. Our registered agent in Cayman Islands is Ogier Global (Cayman) Limited. Our registered office and our registered agent’s office in the Cayman Islands are both located at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. Our registered agent in the United States is Cogency Global Inc. We maintain a corporate website at www.haoxinholdings.com. We do not incorporate the information on our website into this report and you should not consider any information on, or that can be accessed through, our website as part of this report.

B. Business Overview

Overview

We are a provider of temperature-controlled truckload service and urban delivery services in China with over 21 years of experience in the transportation industry. We started our urban delivery service business in 2003 and started expanding our business into temperature-controlled truckload service in 2016. We currently conduct all our operations through our subsidiaries, Ningbo Haoxin, Zhejiang Haoxin, Longanda and Haiyue, and have experienced a steady growth in our business in recent years. The goods we take charge of transporting focus on factory logistics, which include electronic devices, chemicals, fruit, food, and commercial goods. After continuous development, we have been recognized and accredited by the China Federation of Logistics and Purchasing as a 3A-Grade transportation service provider.

As of the date of this report, we operate a truckload fleet with 82 tractors, 87 trailers and 44 vans, none of which are under finance lease. We do not use vehicles under rental arrangement to conduct our services and we prefer to acquire new vehicles via finance lease rather than one-off cash payment. See “Note 10 – Leases” on page F-24 for more details on finance leases. Given the large scale of our fleet, we offer both network density and broad geographic coverage to meet our customers’ diverse transportation needs within the PRC. Our business has created a successful business model that has allowed us to expand our customer base and market coverage whilst maintaining good relationships with our existing customers.

We mainly provide transportation services with our large and medium-sized temperature-controlled logistics transportation vehicles, and charge our customers based on mileage. In addition to temperature-controlled truckload services, we also provide urban delivery services with our medium-sized vans to customers who have short-distance, intra-city delivery needs. The sales revenue generated from temperature-controlled truckload service accounts for about 92.4% and the urban delivery service accounts for approximate 7.6% out of our total sales revenue for the year ended December 31, 2024. The sales revenue generated from temperature-controlled truckload service accounts for about 88.2% and the urban delivery service accounts for approximate 11.8% out of our total sales revenue for the year ended December 31, 2023. The sales revenue generated from temperature-controlled truckload service accounts for about 85.2% and the urban delivery service accounts for approximate 14.8% out of our total sales revenue in 2022. We optimize the loading of the vehicles on the forward and return journeys to reduce costs.

We adopt high standards for our own services and provide customers with high-quality, safe and standardized services. We also use a digitized management system in which temperature control can be accessed throughout the whole transportation process through advanced vehicle GPS positioning and real-time temperature monitoring system. It allows us transport goods efficiently. The driver’s safety is the most important consideration of the company, and we pay special attention to safe operation and conduct regular safety training and emergency drills to enhance our drivers’ safety awareness. Additionally, we have installed safety systems and warning systems on each vehicle to reduce likelihood of accident.

We plan on consolidating the products that we transport and build cold temperature warehouses to reduce costs. We also plan to obtain relevant qualifications for pharmaceuticals and incorporate medicine transportation into our daily business. We will aim to strengthen informatization construction to integrate the existing vehicle dispatching system and temperature control to build a system to improve efficiency.

Our mission is to become the most reliable and sustainable transportation company that specialize in temperature-controlled truckload services in China by offering punctual, cost-effective, capable and intelligent transportation services, while maintaining a sizeable fleet of transportation vehicles of our own as well as reliable subcontracting arrangements. Given that the transportation industry in many regions of China is still underrepresented, we aim to capture additional market share by leveraging our strengths we have developed during the past 21 years and continue to grow our business by implementing a number of strategies as described in “Our Strategies” below.

Corporate History and Structure

The Company was incorporated on April 26, 2022 as an exempted company structured as a holding company incorporated under the laws of Cayman Islands.

A reorganization of our legal structure was completed on August 4, 2022, when the former shareholders transferred their 100% ownership interest in Ningbo Haoxin to Haoxin HK, which is 100% owned by the Company through Haoxin BVI. After the reorganization, the Company owns 100% equity interests of Haoxin BVI, Haoxin HK and Ningbo Haoxin. The controlling shareholder of the Company is the same as that of Ningbo Haoxin prior to the reorganization, with the shareholding percentage of the shareholders in the Company has changed compared to the initial shareholding percentage of the corresponding shareholders in Ningbo Haoxin prior to the restructuring due to the reason that the shareholding percentage in Ningbo Haoxin held by the corresponding shareholders before the restructuring was only for the purpose of such shareholders’ applying for the foreign exchange registration of outbound investment under Circular 37, and the actual beneficial shareholding percentage of each shareholder in the Company is directly reflected at the level of the Company after the restructuring based on the various consideration provided to the Company by the beneficial owners of the shareholders.

The following diagram illustrates our corporate structure, including our subsidiaries as of the date of this report:

Our Services

We are a provider of temperature-controlled truckload service and urban delivery services in China. We started to operate urban delivery service in 2003. As of the date of this report we own 82 tractors, 87 trailers and 44 vans, none of which are under finance lease. We do not use vehicles under rental arrangement to conduct our services and we prefer to acquire new vehicles via finance lease rather than one-off cash payment. See “Note 10 – Leases” on page F-24 for more details on finance leases. This fleet enables us to establish a nationwide transportation network to meet the transportation needs of customers across the country.

Transportation Services and Operation

Since we built our large-scale fleet, we started our temperature-controlled business in 2016 with fruit transportation, which originated from Southeast Asia to China through Guangxi Friendship Pass. After gaining sufficient experience in temperature-controlled truckload services, we began to expand our customers, and now transport and deliver a diverse range of products from our customers designated pick-up locations to their designated destinations. We provide exclusive use of vehicles and equipment and offer customized solutions under long-term contracts in our services, generally with higher operating margins. Pursuant to these contracts, we assign a dedicated customer relationship manager to each of the account to make that the customer is given priority to a predetermined set of drivers and vehicles. This way, we maximize our vehicle utilization rate by making sure cargos are properly utilized and loaded on return trips. The regularity of these contracts has also enabled stable and predictable route planning, which allows for better fleet management and cash flow planning.

We built our book of business by initially being retained by scattered orders and providing high-quality services. We eventually gained a market reputation and were able to convert these scattered single customers into long-term customers and expand our geographical coverage.

As of the date of this report, our transportation network covers 30 out of the 34 provinces and autonomous regions in China, representing 88.2% of the nationwide network coverage as illustrated below.

We deliver the goods to the designated location according to the customer’s instructions. When returning, the customer will also specify the loading product, and the category will vary depending on the customer, including electronic devices, chemicals, food, among others. If the customer does not place an order on the return journey, we will arrange the vehicle to load the goods in a nearby city to avoid the occurrence of empty cargoes on the return journey.

Outsourcing and Collaboration

Although we mainly utilize our own refrigerated vehicles, we subcontract transportation vehicles to accommodate additional orders from customers when our own vehicles are fully occupied. The sales revenue generated from temperature-controlled truckload service accounts for about 92.4% and the urban delivery service accounts for approximate 7.6% out of our total sales revenue for the year ended December 31, 2024. The sales revenue generated from temperature-controlled truckload service accounts for about 88.2% and the urban delivery service accounts for approximate 11.8% out of our total sales revenue for the year ended December 31, 2023. The sales revenue generated from temperature-controlled truckload service accounts for about 85.2% and the urban delivery service accounts for approximate 14.8% out of our total sales revenue in 2022.

We strictly manage the outsourced vehicles by purchasing logistics insurance for outsourced vehicles. This provides an effective risk solution for liability incurred as a result of damage to goods during transportation and property loss.

Our Operation Flow

The below diagram shows the general workflow for our transportation services:

Depending on the needs of our customers, if the services are provided by our own transportation vehicles, our vehicles will arrive at the designated places in accordance with the regular delivery schedules pre-agreed by us and our customers. We will generally follow the process including (a) job planning and dispatch; (b) collection of goods at the designated pick-up points and location; (c) delivery to customer’s designated destinations; and (d) return trailers to pick-up points or other designated destinations or locations.

Process (a): Job planning and dispatch

We strive to assign drivers who have become familiar with specific routes and transportation vehicles as our dedicated fleet for that customer to ensure that our drivers would perform the transportation services effectively and efficiently. When customers require transportation vehicles of a particular size, we will ascertain if our transportation vehicles meet such requirements. If not, we will arrange one of our subcontractors to provide the transportation services and provide the delivery information to such subcontractor in advance.

When selecting the subcontractors for a specific assignment from our existing pool of subcontractors, we ensure that the transportation vehicles fit the need of the customers. For example, we will arrange for the same subcontractor to provide transportation services to a particular customer to ensure that subcontractor’s transportation vehicles are compliance with the customers’ requirements and standards.

Process (b): Collection of cargo at designated loading place

When a customer issues an instruction, it is assessed by our scheduling department. The instruction will state the type and quantity of cargo that needs to be delivered, the schedule for the transportation and the designated loading place. Our transportation vehicles will arrive at the designated loading place pursuant to the pre-agreed schedules, where our customers will be responsible for the packing and loading by its workers onto the container. In accordance with the pre-agreed delivery schedule, our driver will deliver the goods to our customer’s designated destinations, which are mainly logistics centres, manufacturer or warehouses.

Process (c): Delivery to customer’s designated destinations

Our transportation vehicles will depart at the specified time. Depending on the distance travelled, it generally takes approximately 12 hours to three days to arrive at the destination. Similarly, our driver assigned to the project will communicate with our operation team the departure and arrival time. When our goods are delivered to our customer’s designated destinations, our customer will then proceed to unload all goods from the transportation vehicles. The delivery is considered to be completed when the goods are safely delivered to the designated destinations and when the delivery notes are signed by both parties. The unloading work is generally handled by the customer directly. To further facilitate our fleet planning, ensure timely delivery and expedite our billing process, our drivers will communicate with our operation team regarding departure time and arrival time, which will be inputted into the monthly billing invoices for our and customer’s records. The monthly billing invoice will include the details of routes, the estimated and actual departure and arrival time, and the name of the responsible drivers.

To effectuate the delivery of goods to our customers’ designated destinations in the most speedy and efficient manner, we keep track on the whereabouts of our transportation vehicles by GPS and assign our transportation vehicles and drivers to the same designated route(s) so that each driver can become familiar with the route(s) assigned, and will be mostly responsible for the delivery of goods within certain route(s) only.

Process (d): Reloading and returned trailers to loading points or other designated destinations or locations

After our customer has successfully unloaded all the goods from the transportation vehicles. Our transportation vehicles will then go back to the original pick-up points or to other designated locations. Throughout this whole process, we keep track of the movement of our transportation vehicles to ensure a smooth delivery to all delivery points. Our drivers will report to our operation team on their departure and arrival time. We impose identical standard on transportation services performed by our subcontractors.

We issue monthly invoices to both long-term and one-time customers monthly based on the number of services we have performed. As such, the monthly fee varies depending on the actual quantity of services carried out. We are required to keep records daily and present a monthly report on our transportation services to our customers pursuant to the relevant master agreements.

If our customers raise any queries on the invoices issued by us regarding the number of deliveries made by our drivers, our customers will negotiate with us for settlement of the disputed amount. Our invoices will be subsequently issued to reflect the amount after such negotiation.

Our Fleet

Our transportation services are mainly carried out by our self-owned vehicle fleet, which comprises of 82 tractors, 87 trailers and 44 vans, none of which are under finance lease as of the date of this report. We do not use vehicles under rental arrangement to conduct our services and we prefer to acquire new vehicles via finance lease rather than one-off cash payment. See “Note 10 – Leases” on page F-24 for more details on finance leases. We install BeiDou Navigation Satellite System (“BeiDou System”) in our vehicles that enables the operations team to track the location of the vehicle in real-time. All of our trailers are installed with refrigerator and temperature controller for the purpose of monitoring and controlling temperature of the cargo.

The average lifespan and average remaining life of each type of our vehicles as of the date of this report are as follows:

Vehicle type	Average lifespan (years)	Average remaining life (years)
Tractors	5.6 years	2.4 years
Trailers	5.5 years	4.5 years
Vans	5.3 years	2.7 years

Temperature monitor system

We have implemented a temperature controller on our trailers that allow us to monitor and control the temperature of the cargo. The data of temperature and relative humidity are transmitted synchronously to a monitor system which is able to make alert if the temperature or humidity is out of our preset range. In addition, the monitor system also allows us to analyze and conclude the best temperature setting for transporting certain type of cargo.

We utilize our information technology (“IT”) system for various operation and functional needs, including tracking and work order management. Our IT system is developed by third-party and aims to integrate our customer service, operations and accounting functions to facilitate customization.

Refrigerator

All of our trailers are installed with refrigerator. The installation of refrigerator does not limit the capability of transporting cargo under normal temperature. With the use of refrigerator, the adjustable temperature range for the cargo is from -18 degree Celsius to +35 degree Celsius, and the adjustable relative humidity range within the container is from 0%rh to 100%rh.

Quality Control

We consider that the ability to maintain the quality of our transportation services is crucial to the long-term growth and counts this ability as one of our competitive advantages.

Our quality control policy mainly includes the following processes:

(i)	Pre-trip commencement vehicle inspection

Before our drivers commence their trip, they are required to perform a routine check on their vehicle. We have provided them with a vehicle checklist which they are required to complete satisfactorily before using the vehicle. The purpose of the checklist is to ensure that all vehicles in our fleet are in a roadworthy condition such that our drivers can operate in a safe working environment.

(ii)	Regular vehicle inspection

To ensure vehicular safety, we have implemented a quarterly vehicle maintenance regime for our vehicles. All tractors, trailers and vans in our fleet are subject to regular inspection as regulated by a third-party vehicle inspection company with the view that vehicles that are not roadworthy can be a potential hazard to other road users and that regular inspections help to minimize vehicular breakdowns and road accidents. We have spent approximately $115,495, $103,865 and $201,845 on vehicle repair and maintenance, respectively, during years ended December 31, 2024, 2023 and 2022.

(iii)	Safety meeting and courses for drivers

As our drivers are responsible for operating heavy vehicles including tractors and vans, we require all drivers to attend relevant safety courses. We conduct in-house safety courses for all our drivers. Our customers and suppliers may also conduct their own safety courses for our drivers who operate within their premises. We also provide refresher courses to ensure that the drivers are up to date with the latest safety regulations.

(iv)	Vehicle selection

The selection of the brand and model of vehicles to purchase is important as it impacts upon the ability to deliver reliable transportation services to our customers. We will typically take into consideration factors such as the vehicle’s capacity, reliability, fuel consumption, cost of spare parts and road worthiness based on the management’s past experience and specifics of the vehicles. All these factors will affect the ability to provide reliable transportation services to the customers in a timely manner and concurrently provide a safe working environment for our drivers.

(v)	BeiDou System installations

We have implemented a BeiDou System on our vehicles that enables us to accurately track the departure and arrival time and detect any malpractice in the course of the transportation.

(vi)	Temperature monitor system

We have implemented a temperature controller on our vehicles that allows us to monitor and control the temperature of the cargo.

During the years ended December 31, 2024, 2023 and 2022, we encountered 3, 10 and 45 accidents, representing approximate 0.1%, 0.1% and 0.1%, respectively, of total trips in such year.

We have received a number of recognitions for our quality assurance programs. Some of our major customers entitled us as its best carrier or excellent carrier for the past two fiscal years. We have been recognized as the AAA company under Enterprise Supply Chain Financial Value Evaluation System. We have been accredited by the China Federation of Logistics & Purchasing as a 3A-grade transportation services company for the period of September 2020 to August 2024.

Recognitions and Awards

We have been accredited by the China Federation of Logistics & Purchasing as a 3A-grade transportation services company for the period of September 2020 to August 2024. A 3A-grade transportation services provider must meet the criteria of being able to cover routes across provinces and have (1) 60 million to 300 million freight revenue per year, (2) been operating for at least two years to three years, (3) have 40 million to 200 million total assets (no higher than 70% of debt ratio), (4) own 150 to 400 transport vehicles (or total weight of 750 to 2000 tones), (5) have 15 to 30 operating outlets, and (6) operate an effective institution with operating systems for management, finance, statistics, and have technical departments in place.

In addition to our 3A-grade accreditation, we have received the following awards and recognitions that are notable within the industry:

Year of Award	Recipient	Award	Awarding organization or authority
2017	Ningbo Haoxin	Enterprise Supply Chain Financial Value AAA certificate of Honor	Shanghai Yinpei Data Management Co., LTD
2017	Ningbo Haoxin	Enterprise Credit Evaluation Grade A Company	Ningbo Traffic and Transportation Association
2018	Ningbo Haoxin	Council Vice President Company	Ningbo Logistics Association International Logistics Branch
2018	Ningbo Haoxin	Member Company	Logistics Finance Professional Committee of China Federation of Logistics and Purchasing
2019	Ningbo Haoxin	Excellent carrier	Wanhua Chemical (Ningbo) Co., Ltd
2020	Ningbo Haoxin	Best carrier	Wanhua Chemical (Ningbo) Co., Ltd
2021	Ningbo Haoxin	Excellent carrier	Luohe Shuanghui Logistics Investment Co., Ltd

Competitive Strength

We believe that the following competitive strengths are the key factors that have contributed to our success to date:

We have built a sizeable fleet and established solid reputation in the temperature-controlled logistics industry in East China to provide a sustainable, quality and reliable truckload services

We are an established transportation services provider with over 21 years of operation in the transportation industry in the PRC. As of the date of this report, we have a fleet of 82 tractors, 87 trailers and 44 vans that provide our transportation services, none of which are under finance lease. We do not use vehicles under rental arrangement to conduct our services and we prefer to acquire new vehicles via finance lease rather than one-off cash payment. See “Note 10 – Leases” on page F-24 for more details on finance leases. Given the large scale of our fleet, we offer both network density and broad geographic coverage to meet our customers’ diverse transportation needs within the PRC. We have also established business relationships with a number of external transportation companies located in the PRC for the provision of transportation services to our customers, which enable us to mobilize 150 tractors and 150 trailers at one time. We strategically prioritize deploying our own transportation vehicles for dedicated transportation services. These are contracts with customers that have more routine schedule and routes. are able to provide a fleet of 200 tractors and 200 trailers on a stable basis, deploy approximately 200 drivers who can travel an average of approximately 550 kilometres per day, with a maximum capacity of approximately 700 kilometres per day.

The logistics industry in the PRC is fragmented and competitive due to its massive size. According to the Frost & Sullivan report, a sizeable fleet is formed by 100 vehicles. Having a sizeable fleet has allowed us to cater to the needs of all our customers in a timely manner and provided us with the advantage of being able to provide stable, reliable, and flexible transportation services to our customers. Some of our customers include but are not limited to sizeable logistics companies, supermarkets and manufacturers where, due to the size of their operations, cost and timing are key factors to their choice of outsourcing contractors. Furthermore, our fleet is capable to effectively minimize service interruption or delay caused by vehicle malfunctions of our transportation vehicles by deploying our other available vehicles or subcontractors as substitutes within a short period of time; and enlarge our customer base by having the capability to perform different types of delivery orders. Meanwhile, small-scale fleet focus on short-term effects and concentrate in regions where agricultural products are produced, therefore could not compete with sizable fleet in satisfying needs for factory logistics. As such, working with a company that has a significant fleet size would ensure that their transportation need is met. Our management believe that we have successfully built up a solid reputation for providing a broad range of quality transportation services to meet the needs of our customers’ supply chains, which include (i) real-time monitoring; (ii) punctuality; (iii) route designing; and (iv) customization services (consisting mainly of discharging services).

To establish a solid reputation in the transportation industry in the PRC, we focus on the quality of our transportation services to ensure that we are able to meet the quality standards expected from our customers. Our focus on quality covers various areas such as vehicle reliability, service reliability, flexible and customizable service offerings for our customers, as well as responsiveness to customer feedback, and continuous process improvement.

Our operation is digitized

In the cold chain logistics industry, there are few cold chain logistics management companies use advanced information technology. A prevalent problem of cold chain disconnection is the spoilage of fruits and vegetables. We value information construction and the application of new technologies, adopt intelligent transportation technology and GPS positioning tracking technology, and check the real-time environmental conditions of each link through the computer or mobile phone login platform so that our dedicated team will be able to monitor specific location of the items and vehicles involved in the cold chain logistics link. Real-time monitoring strengthens our supervision of vehicles and transported goods.

We have established well-functioned network

We have set up an established network of transport nodes throughout the years. Such a network has opened many routes for us to offer our customers more comprehensive services. We have become capable of covering a larger geographic region and provide more types of transportation services. Our transportation services have reached out 88.2% of all provinces. We believe that our wide range of services offered has provided us with a significant competitive advantage over other local service providers in the PRC that only offer limited types of road transportation services with fixed routes, itinerary, and schedules.

To maximize revenue and to best serve our customers, we outsource transportation jobs when our own fleets are occupied. We have engaged a pool of 39 external transportation companies as our subcontractors. We continuously conduct a comprehensive assessment of our subcontractors in order to better control the quality of their services.

Our executive directors and senior management personnel possess extensive industry expertise and strong execution capability

A majority of our senior management personnel possess extensive industry expertise and strong execution capability. Our senior management team has an average of approximately 16 years of experience with our company and 21 years of experience in the transportation industry in the PRC. Owing to their extensive experience and knowledge in the logistics industry in the PRC, they are competent to discharge their duties in an effective and reliable manner.

With such expertise and capability, our management team has the leadership, vision and industry knowledge required to anticipate and take advantage of market opportunities and execute business strategies to maximize our shareholders’ benefit.

Long-Standing Relationship with Our Sizeable and Reputable Customers in the PRC

We have established long-standing business relationships with our customers from various industries including chemical, food retail and electronics. Most of our major customers are key players in their industries. We have established strong and close working relationships with our major customers. For example, as of the date of this report, we had maintained long-standing business relationships with our five major customers, namely, Ningbo Zhongjin International Logistics Co., Ltd., Ningbo Baidao Logistics Co., Ltd., Ningbo Luxiang Logistics Co., Ltd., Ningbo Fumei Logistics Co., Ltd., and Shanghai Oheng Logistics Co., Ltd., with whom we have conducted business for approximately 4, 4, 4, 5 and 5 years, respectively.

We believe that it is vital for us to continue to develop and maintain long-standing business relationships with our existing customers and at the same time, strive to seek new customers and expand our customer base to different industries. To this end, we will strive to understand the evolving needs of our existing and potential customers on an on-going basis and cater our services to match their logistics needs. With respect to our existing customers, our scheduling personnel would communicate with the customers regularly and collect feedback from them to enable us to respond to such feedback in a timely manner.

We value safety awareness and take effective measures to ensure the safety operation of the fleet

We believe that safety awareness and safe operations are fundamental to our business, and we take scientific and strict measures to ensure the safe operation of the fleet, which include: (i) conducting regular safety training and emergency drills for drivers to cultivate their safety awareness; (ii) installing warning systems on vehicles, which send alerts to the driver and the management team in case the driver dozes off in the driveway or in other emergencies.

Due to our focus on safety awareness and investment in safety equipment, at present our accident rate and insurance loss ratio remain relatively low, which as a result greatly reduce our operating costs. The sizable customers are willing to cooperate with a more secure fleet, and our performance in safe operation help us establish a long-term, stable relations with our customers.

We ensure that our high standard of quality control can be achieved

We are able to meet the quality standards of our customers due to our emphasis on the quality of our services. Our focus on service quality covers various areas such as vehicle reliability, service reliability, flexible and customizable service offerings for our customers as well as responsiveness to customer feedback and constant process improvement.

As a result of quality service we provide, we granted valuable recognition from some of our major customers, for example,

We maximize our cargo usage and reduce expenses by utilizing return trips

We have now formed a nationwide temperature-controlled logistics network, and we arrange to load products on the return trip, so as to reduce empty return and save transportation costs. The products for return are usually designated by our customers, and when the customers do not place orders for the return, we will arrange the vehicles to load products in the neighboring cities so as to avoid the backhaul of empty return.

Our Strategies

Our principal objectives are to sustain the continuous growth of our business and maintain our competitive advantages such that we can be positioned as a leading player in the transportation industry in the PRC. We plan to implement the following strategies to further develop our transportation business and reputation in the PRC.

Expand and upgrade our fleet size

We intend to expand our vehicle fleet size via the addition of tractors, trailers and vans in order to cope with increasing demand from our customers. According to the Frost & Sullivan Report, with the growing economic and increasing social demand, the revenue of the cold chain logistics industry is expected to grow steadily and reach RMB 747 billion (approximately $106.7 billion) in 2028, at compound annual growth rate (“CAGR”) of 8.1 % during the period between 2024 and 2028. The increased fleet size will enable us to cater for additional business from existing customers and business from new customers. Through our communications with our customers, which have indicated to us of higher volume of sales in the years ahead, we expect our trips to increase.

As PRC’s commitment to reduce CO2 emissions by 2030 and achieving carbon neutrality by 2060, the PRC government has set out in its 14th five-year-plan on new energy vehicle industry. We believe that having a lower carbon footprint through the purchase of the new energy vehicles including natural gas vehicles, electronic vehicles and hydrogen vehicles, will give us an edge in customer negotiations. Furthermore, new energy vehicles have also benefitted from government support, such as production subsidies, funding for research and development, and also waiver of highway tolls for new energy vehicles.

After considering the above, we believe that the introduction of new energy transportation vehicles into our fleet will not only enable us to reduce carbon emission which aligns with our own policy and national policy, it would also allow us to be benefitted from the government policies and achieve cost savings simultaneously, which would enhance our corporate image as well as having a beneficial effect on our business operation. We plan to replace 30% of our fleet with new energy transportation vehicles for the fiscal year of 2025.

Expand our business in the cold chain industry

We plan on serving other cold chain products, such as pharmaceutical products. The pharmaceutical cold chain industry is a special and professional logistics market segment as it has a large market scale, high demand, and high requirements for temperature control. Therefore, the industry threshold is high, and there are fewer companies engaged in cold chain transportation in this field. Entering this industry will bring us new profit growth points. We plan to further improve the cold chain network and cultivate a professional team of pharmaceutical cold chain transportation talents. We will also work to obtain the relevant transportation and warehousing qualifications in this segment, as required by certain provinces.

Establish cold storage and warehouse

We plan to improve and perfect the cold chain logistics system from warehousing. Currently, 14 warehouses are planned to be built, with the main warehouse located in Shanghai and other warehouses located in neighboring provinces such as Zhejiang and Jiangsu. By establishing warehouses, we can smoothly operate our system from factory to warehouse, which can further reduce the transportation cost of products. Low-temperature cold storage requires the construction of an advanced information system, which is also our next focus of development.

Establish a platform logistics supply chain management system

Supply chain management technology serves a crucial role in cold chain logistics transportation industry. By establishing a supply chain management system and enable transparent management of the entire supply chain, the whole process of products can be dynamically monitored. We plan to further integrate the existing management system to achieve event-driven management, and to uniformly integrate temperature control and GPS navigation into one system. Through the overall platform, the flow of goods can be traced, and the temperature of vehicles, equipment, personnel and the entire cold chain equipment in the process can be monitored, making the process more efficient and accessible.

Provide supply chain financial services

We plan to provide supply chain financial services around the industry. When traders need domestic and foreign products, but due to lack of funds and lack of deep cooperation resources in the industry, they will incur unnecessarily high procurement costs. We can devise a model in which traders pay us (such as 30%), and in return, we can provide credit guarantee to the counterparty of the transaction and make the rest of the payment before unloading. In this process, we simultaneously gain revenue from logistics services and benefit from financial services. This also enables good risk management since we will have both the transaction information and actual control of the logistics.

Strengthen our information technology systems

We plan to acquire additional hardware such as workstations and servers to support the implementation of the customized integrated transportation tracking system. We believe that the strengthening of our information technology systems will allow us to improve our workflow efficiency, deliver a better service experience to our customers, and reduce our spending in insurance coverage due to lower accident rates.

The needs of temperature-controlled warehousing management and intelligent route planning have been increased rapidly, we intend to purchase a new distributed warehousing management systems with multiple centers and a new transportation system capable of smart route planning.

We also intend to acquire a customized enterprise resource planning (“ERP”) and finance system that will allow us to integrate our various functions, such as financial management and accounting, operations and sales, into an integrated system. The integrated system will improve workflow efficiency between the various functions.

Continue to attract, train and retain skilled employees to support future growth and expansion

Our employees are critical to our success. We have invested and intend to continue to invest in our employees in order to recruit, train and retain the best personnel for our business. In particular, drivers are the most important resources to our business. We believe activities such as labor law consultation, labor skills promotion and trade union policy publicity can enhance drivers’ sense of belonging.

We will continue to review and enhance our training to improve our employees’ productivity and service quality and to keep them abreast of the knowledge and skills desirable to our customers. We will arrange monthly safety seminars for our drivers and employees. These meetings aim at workplace safety trainings in general as well as workplace safety training specifically for safety driving. We evaluate the performance of our employees and review our remuneration policies to ensure that we offer competitive packages to our employees which are aligned with their performance.

Further expansion into new markets by enhancing our sales and marketing efforts

In order to further diversify and expand our customer base and capture additional business opportunities, we plan to enhance our sales and marketing efforts by setting up a separate department, initially consisting of approximately three sales specialists solely for sales and marketing purposes. We target to actively contact potential companies which may require logistics services in order to explore potential business opportunities. In addition, we plan to launch marketing and promotional campaigns to enhance our exposure to more potential customers through various means, including (i) redesigning our website for marketing purposes; (ii) producing and sending marketing materials; and (iii) participating in promotional activities such as industry exhibitions and trade fairs.

Maintain stable relationships with our major customers and suppliers and expand our customer base

Our top five customers have established business relationships with us for the past three years ended December 31, 2024 ranging from approximately 1 year to 5 years.

Maintaining good relationships with our existing customers and suppliers has always been important to us as it ensures a platform for cross-selling our services, improves our network and reputation within the transportation industry. Additionally, new customer acquisition has been successful via referrals by existing customers. This has been due to our dedication to customer satisfaction, constant improvement of business know-how, and our ability to maintain reliable, consistent, and professional partnerships. To maintain the relationships with our existing customers, we focus on giving them the best service possible, and growing our service offerings to match their evolving needs. We are constantly expanding our portfolio of services to ensure their needs are always met. Such efforts include upgrading our vehicle fleet, technology, and improving our operational flow to minimize downtime and increase efficiency. In addition, we assign dedicated relationship managers with our important customers so they can regularly check in, answer to their needs promptly and have a deeper understanding of their business operations.

Acquire and invest in strategic entities

In addition to growing our company organically, we plan to pursue selected acquisitions and form strategic alliances to take advantage of opportunities that complement our existing operations. These acquisitions and alliances will increase our service offerings, enhance our technology capabilities, increase our vehicle and personnel fleet size, access valuable information about new and existing markets, and increase our market coverage. All these benefits will help us remain competitive in this industry.

The transportation industry is currently highly fragmented. This highlights the opportunities available for mergers and acquisitions. As mentioned, growing the size of our operations will allow us to gain significant competitive advantage. Given the size of our business and experience, we expect any future acquisitions to be integrated into our business more easily. As of the date of this report, we are not a party to any agreement or understanding with respect any such acquisitions or alliances.

Sales and Marketing

Our strength lies in the strength of our relationship with our customers who have been associated with us for a long period. Our sales and marketing team, through its experience and good rapport with clients, play an instrumental role in creating and expanding the work platform for us.

Our sales are primarily achieved through referrals and recommendations from existing customers as well as direct marketing. Upon receiving enquiries about our services, our relationship manager will discuss with potential customers to better understand (i) their transportation plan, including the required delivery schedule and point of transportation, and (ii) storage requirement for goods during the transportation including temperature and humidity. This allows us to customize our services to meet the unique requirements of each customer and facilitate the advanced planning of the transport and storage process to ensure efficient flow of services.

We adopt proactive strategies, in which we initiate contact and market our services via direct communication with potential new customers. Our marketing efforts are primarily focused on corporations, which tend to have large scale of operation. As there is only a limited number of local transport and storage services providers that have the capacity to handle large volume of orders for container transportation, we believe that our experience in the industry and large vehicle fleet allows us to differentiate ourselves from our competitors.

Customers

Our customers primarily include sizeable logistics companies, supermarkets and manufacturers in the PRC, such as Ningbo Zhongjin International Logistics Co., Ltd., Ningbo Baidao Logistics Co., Ltd., Ningbo Luxiang Logistics Co., Ltd., Ningbo Fumei Logistics Co., Ltd., and Shanghai Oheng Logistics Co., Ltd., These major customers have brought us stable revenue as well as the experience of serving leading enterprises. This has enhanced our brand reputation and credibility of our brand. We also have retail customers, whose orders will be placed on our IT system and managed by a customer relations manager.

During the years ended December 31, 2024, 2023 and 2022, we had 205, 144 and 121 customers, respectively, and sales generated from our top five customers accounted for approximately 23%, 49% and 46%, respectively.

Our Relationship with Major Customers

We have been able to maintain stable business relationships with our major customers. Most of our major customers are key players in their industries. We have established strong and close working relationships with our major customers.

Despite our concentration on a limited number of major customers, we believe that a number of factors will help mitigate any material adverse impact of such concentration on our business operations and financial condition. Our services model and facilities are not specifically designed to cater solely for one particular customer. In contrast, they are flexible and adaptable in serving different customers’ needs. In the event that our current business relationship with our five largest customers or any one of them deteriorates, our services can be readily transferred to serve other potential new customers and satisfy their needs. The preparation works required for serving new customers usually include fine-tuning quality procedures to suit individual customer requirements, coordinating with new customers, re-designing the transportation route, which in our view will not incur any significant cost or require long transition periods. In fact, our major customers continued to evolve in the past three years.

Customer Acquisition

Our new customers are primarily acquired through referrals and recommendations from existing customers as well as direct marketing. Upon receiving enquiries about our services, our relationship manager will discuss with potential customers to better understand (i) their transportation plan, including the required delivery schedule and point of transportation, and (ii) storage requirement for goods during the transportation including temperature and humidity. This allows us to customize our services to meet the unique requirements of each customer and also facilitates the advanced planning of the transport and storage process to ensure efficient flow of services.

Among our top five customers, we generate revenue of $3,279,862 from three new customers during the year ended December 31, 2024. Among our top five customers, we had no new customer during the year ended December 31, 2023.

Among our top five customers, we generate revenue of $2,107,608 from one new customer during the year ended December 31, 2022.

General Terms of the Master Service Agreements with Customers

We have entered into master service agreements with our customers. Among these agreements, certain agreements are short term ones with terms ranging from less than one year to two years. We provide customers with quotations based on their specific requirements. As part of our business strategy and commercial decision, we focus on having sizable customers with larger scales of operations as opposed to smaller customers as it provides substantial benefits including (i) higher and more steady income flows; (ii) better utilization rates of our vehicles as we are able to plan and schedule routes in advance; (iii) economies of scale as costs decrease; and (iv) management of our customer relationships more personally as we can focus on a smaller pool of customers.

Although the terms of master service agreements may vary, the material terms that are generally contained in our agreements with major customers are set out below:

Scope of Service	Each master agreement specifies the basic type of services to be provided, which is the provision of transportation services.

Pricing Policy	In relation to our transportation services, we generally charge our customers at various fixed rates based on the scope of services provided. Our charging rate is mainly based on:

●	District, province and cities

●	Price of fuel oil

●	Requirement on timing

●	Distance of transportation

●	Requirement on storage

●	Prevailing market rates offered by other transport and storage service providers

Liability	Generally, the master agreements set out the respective rights and obligations of our Company and our customers, and the Key Performance Indicators (“KPIs”) of respective customers. We will be liable for any damages to the goods, equipment and premises of the customers caused by us during the provision of our transportation services. We are also liable for any loss or damages to the goods that are in our custody and for any non-compliance of relevant laws and regulations in the PRC.

Renewal	Certain master agreements have an automatic renewal clause while other agreements can be renewed upon written notice rendered within a specific period.

Termination	Generally, there are early termination clauses in the master agreements, which entitle our customers to immediately terminate the master agreements, including:

●	our persistent failure to reach the agreed KPIs over a certain period, usually within two to four months; and/or

●	any breach of the master agreements by us.

Insurance

Customers who entered into master agreements with us generally require us to maintain adequate insurance coverage with respect to, among other things, employee compensation, third party liability and loss or damage to goods in the course of our provision of transportation services.

We shall be responsible for any loss or damages to the goods entrusted to us or any loss or damage or personal injury happened in the course of our provision of relevant transportation services.

Subcontracting	In most master agreements, subcontracting of our transportation services to any third party is not expressly prohibited.

Credit Policy	We generally grant our customers a credit period ranging from 45 to 90 days from the invoice date.

SUPPLIERS

The supplies we need for our transportation services mainly include subcontractors, tires, vehicles, fuel oil and repair and maintenance. We subcontracted some of our transportation services to independent third-party providers in the case of emergency needs for additional transportation capacity. We believe that such subcontracting arrangements would minimize the need to consistently employ and maintain a large workforce and increase flexibility and cost effectiveness in carrying out our services.

Subcontracting arrangement for transportation services

During the past three fiscal years, we engaged a pool of 39 external transportation companies as our subcontractors. We continuously conduct a comprehensive assessment of our subcontractors in order to better control the quality of their services. We place orders to these subcontractors on a back-to-back basis, which means that, once we need the external services of the subcontractors, we will allocate the work to the subcontractors and pass along the relevant information contained in the service agreements we have entered into with our customers to them. Such back-to-back arrangements can ensure the quality and quantity of the transportation services rendered by our subcontractors are in compliance with our customers’ requirements. Our subcontractors will then arrange for an appropriate number of vehicles for performing the agreed transportation services. Apart from the above, we also implement a series of measures to ensure that the delivery services provided by our subcontractors can fulfil the requirements of our customers.

We did not enter into any long-term subcontracting agreements with any subcontractors for transportation services for the past two fiscal years. We normally enter into master agreements for a term of one to two years with the subcontractors which are selected through a tendering process or by negotiation. The master agreements set out the principal terms of the subcontracting arrangement (such as price and payment term). The terms and conditions in the master agreement entered into between us and our customers will be incorporated into the subcontracting master agreements. We are of the view that the subcontracting arrangement for transportation services is common within the logistics industry. We maintain a co-operative relationship with our subcontractors and will exercise all reasonable endeavors to cultivate and maintain such relationship.

The master agreements we provide our subcontractors are on a back-to-back basis, therefore we expect the terms and obligations we have with our clients to be shared and equally kept. The routes that have been scheduled will be written in the master agreements for clarity and allows for better planning by our subcontractors. In addition, we expect our subcontractors to comply with the basic standards that we have already set, such as possessing valid transportation licenses required to operate certain transportation vehicles. All these steps ensure that our subcontractors can provide our customers an equally good quality service experience.

The key terms of the master agreements for subcontractors are set out below:

Terms of Duration	The agreements generally contain standard fixed durations ranging from one to two years.

Obligations	The agreements will include the agreed provision of the respective transportation and delivery services.

Price	The price is determined by us and each individual subcontractor and thus, it varies.

Credit Term	Generally ranging from 5 to 90 days from the invoice date.

Termination	The agreement can be terminated by either party by written notice in advance for certain periods set forth under the applicable agreement.

Insurance	In certain master agreements, we require our subcontractors to maintain insurance covering goods, transportation vehicles, traffic accident, medical and other insurances for their employees

SEASONALITY

For our customers that are logistic companies, the routes and schedules that have been contracted with us are generally scheduled and regular and remain unchanged throughout the contract period. If our customers experience sudden spikes in demand for transportation services, they may seek other service providers instead of changing the terms of our transportation services.

In general, demand for our transportation services has been observed to be higher in November and December each year due to the sales campaigns organized by various online shopping platforms. To meet the demand in peak seasons, we extend our hours of operation each day during these months. Despite peak demand seasons being observed in the consumer goods industry, the business’s dedicated transportation services ensure a level of stability in our operations and therefore we feel that seasonality do not have major impact to the business’ overall revenue and business operations.

In addition to the foregoing factors, our operating results are also affected by certain trends in the PRC economy and the transportation services market. According to the Frost & Sullivan Report, According to Frost & Sullivan projection, China economy will grow at a CAGR of 5.4% from 2024 to 2028 and the market of temperature-controlled trucking service in China is expected to increase from RMB 547 billion (approximately $78.1 billion) in 2024 to RMB 747 billion (approximately $106.7 billion) in 2027, representing a CAGR of 8.1 percent. We expect an organic growth our revenue in the foreseeable future driven by the foregoing factors.

Environmental Protection, Health and Work Safety

Due to the nature of our business, we do not directly generate industrial pollutants and did not incur any cost of compliance with applicable environmental protection rules and regulations. Up to the date of this report, we did not have any material non-compliance issues in respect of any applicable laws and regulations on environmental protection. We have not been subject to any administrative sanctions or penalties that have a material and adverse effect on our financial condition or business operation.

Pursuant to the PRC Prevention of Environmental Noise Pollution Law, noise arising from the industrial and manufacturing activities should not exceed the prescribed emission level. Pursuant to the Limits and Measurement Methods of Fuel Consumption of Operating Vehicles and Limits and Measurement Methods of Fuel Consumption of Operating Truck, fuel consumption of our vehicles is subject to certain limitations prescribed thereunder. We have an internal policy in place to ensure all vehicles that we purchase are in compliance with these measures.

We have obtained ISO14001:2015 Certification, which is an internationally recognized standard for identifying, managing, monitoring and controlling their environmental issues. We have obtained ISO 45001:2018 Certification, which is an internationally recognized standard specifying requirements for an occupational health and safety (OH&S) management system, and gives guidance for its use, to enable organizations to provide safe and healthy workplaces by preventing work-related injury and ill health, as well as by proactively improving its OH&S performance.

Competition

The market for the transportation sector is highly fragmented and competitive, with each market player having a fraction of the market share. Road transport has one of the lowest entry barriers in the industry as it is quite possible for any individual to enter as a self-employed owner and driver of a truck. Regulations are not as strict as those applied for the private car industry and typically rules in the industry covers general matters relating to working hours, insurance etc. Transportation and logistics companies vary in their services with larger ones having broad networks across many countries, offering complex and integrated logistics services.

EMPLOYEES

We had 85 full-time employees as of December 31, 2024. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2024:

Function	Number of Employees
Management	5
Administrative and Accounting	15
Safety and Technique	3
Scheduling	6
Drivers	56
Total	85

Transportation services requires a large labor workforce. As of the date of this report, we have 111 drivers in our fleet of which 67 are part-time employees, accounting for roughly 60.4% of our total workforce. Our turnover rates are low compared to industry standards. Our core management team have remained onboard for over 21 years. Our team has shown a proven track record of growth and cost control.

Relationship with staff

We maintain a good working relationship with our staff. We believe that our working environment and benefits offered to our employees have contributed to building good staff relations and thus maintain a healthy retention rate. During the past three fiscal years, we have no experience of any labor dispute with our staff which had a material effect on our business or results of operations.

We invest significant resources in the recruitment of employees in support of our rapidly growing business operations. We have established comprehensive training programs, including orientation programs and on-the-job-training, to enhance performance and service quality. We also regularly conduct employee trainings in the areas of risk management, managerial skills, company culture and communications.

We have established procedures to provide our staff with a safe and healthy working environment by setting out a series of work safety rules in the staff manual in case of emergencies including fire, electric shock and typhoons. We also provide our employees with occupational safety education and trainings to enhance their awareness of safety issues. We are subject to the requirements under the local laws, national standards and industrial standards in the PRC to maintain safe working conditions and to protect the occupational health of employees. See “Regulations – Regulations Relating to Work Safety.”

As required by regulations in China, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time. For risk in relation to our contribution for employee social security plans, see “Risk Factors — Risks Related to Doing Business in China — Failure to make adequate contributions to various employee benefit plans required by PRC regulations may subject us to penalties.”

Recruitment

We recognize that our success in the transport and storage service industry is highly dependent on our employees, we recruit our employees based on their industry experience and interpersonal skills. When we make hiring decisions, we consider factors such as our development strategies, expansion plans, the industry trends, and the labor market environment. We usually publish hiring information in talent recruitment website. To attract and retain valuable employees, we review the performance of our employees, and such review results would be considered during the annual salary review and promotion appraisal period.

Salaries

We generally pay our employees a fixed salary and a performance-based bonus. The salaries of our employees are determined based on their qualifications, experience, position and performance. Our drivers are paid a basic salary in addition to trip incentives in accordance with the number of trips made in a given month. Our total staff cost, excluding directors’ salaries, amounted to $3.9 million, $4.0 million and $3.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Facilities

We believe our facilities are sufficient for our current needs and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

Location of property	Approximate gross floor area	Term of Lease	Facility Usage
	(sq. meters)
Unit A06, Area 1, 6th Floor, Building 828, Sun ‘gang, Baoan North Road, Luohu District, Shenzhen	57.00	One year (May 1, 2022 to April 30, 2023)	Office
Room 329-1/329-2, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	513.91	One year (January 1, 2022 to January 1, 2023)	Office
Room 329-1/329-2, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	513.91	One year (January 1, 2023 to December 31, 2023)	Office
Room 329-3,329-4,329-5, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	227.88	One year (January 1, 2023 to December 31, 2023)	Office
301, Building C, Shenghexing Logistics Park, Intersection of Yongfu Road and Liyuan Road, Fuhai Street, Shenzhen	150.75	31 months (September 1, 2022 to March 14, 2025)	Warehouse
Ningbo Free Trade Zone Financial Technology Building 329-1,329-2, 329-3,329-4,329-5	741.49	One year (January 1, 2024 to December 31, 2024)	Office
Unit A06, Area 1, 6th Floor, Building 828, Sun ‘gang, Baoan North Road, Luohu District, Shenzhen	57.00	One year (May 1, 2023 to April 30, 2024)	Office
Room 901, 902, 903, 904, 905(907), 906, 909, 910, 911, 912, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	1,110.62	16 months (September 1, 2024 to December 31, 2025)	Office

License and Permits

We have obtained all necessary licenses, material to approvals and permits that are our road transportation business, all of which are validly issued and current as of the date of this report. The details of the permits we have obtained by are as follows:

Approval	Recipient	Issuing body	Date of grant	Date of expiry
Road Freight Forwarding Operation Permit	Ningbo Haoxin	Ningbo Transportation Committee	March 5, 2024	March 5, 2034
Road Freight Forwarding Operation Permit	Zhejiang Haoxin	Ningbo Transportation Committee	November 8, 2023	November 8, 2033
Road Freight Forwarding Operation Permit	Haiyue	Shenzhen Transportation Committee	June 17, 2022	June 16, 2026
Road Freight Forwarding Operation Permit	Longanda	Shenzhen Transportation Committee	July 15, 2022	July 14, 2026

Insurance and Social Security Matters

We maintain automobile insurance policies against loss or damage to our vehicles, drivers and third parties arising during the transportation and policies against damages and losses of cargo during the provision of transportation services. We currently do not have any business liability or disruption insurance. We also participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund.

Our insurance coverage complies with the requirements of our existing customers. We believe that the insurance coverage taken out by us is in line with the normal commercial practice of the industry. For the three years ended December 31, 2024, 2023 and 2022, our total insurance premiums were approximately $0.3, $0.3 million and $0.4 million respectively. For further details, please refer to the section headed “Risk factors – Risks Related to Our Business and Industry – We may not have sufficient insurance coverage.”

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. As of the date of this report, we are not a party to any material legal or administrative proceedings.

CHINESE LAWS AND REGULATIONS

Regulations Relating to Road Transportation

Pursuant to the Regulations on Road Transportation promulgated by the State Council in April 2004 and most recently amended in July 2023, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and most recently amended in November 2023, or the Road Freight Provisions, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of dangerous cargos. Special road freight transportation refers to freight transportation using special vehicles such as vehicles with containers, refrigeration equipment, or tank containers. The Road Freight Provisions set forth detailed requirements with respect to vehicles and drivers.

Under the Road Freight Provisions, anyone engaging in the business of operating road freight transportation or stations (sites) must obtain a road transportation permit from the local county-level competent authority of transportation, and each vehicle used for road freight transportation must have a road transportation certificate from the same authority. The incorporation of a subsidiary of a road freight transportation operator that intends to engage in road transportation business is subject to the same approval procedure. If a road freight transportation operator intends to establish a branch, it should file with the competent authority of transportation where the branch is to be established.

Although the road transportation operation permits have no limitation with respect to geographical scope, several provincial governments in China, including Shanghai and Beijing, promulgated local rules on administration of road transportation, stipulating that permitted operators of road freight transportation registered in other provinces should also make filing with the local road transportation administrative bureau where it carries out its business.

Regulations on Cargo Vehicles

Pursuant to the Administrative Provisions concerning the Running of Cargo Vehicles with Out-of-Gauge Goods promulgated by the Ministry of Transport, which took effect on September 21, 2016, and most recently amended in August 2021, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth in the same regulation. Vehicle operators who violate this regulation may be subject to a fine of up to RMB30,000 for each violation. In the event of repeated violations, the regulatory authority may suspend the operating license of the vehicle operator and/or revoke the business operation registration of the relevant vehicle.

We rely on trucks and other vehicles owned and operated by third-party trucking companies, while the operation of our fleet is subject to this new regulation. We have an obligation to educate and manage vehicle operators as well as to urge them to comply with this regulation. We weigh each cargo truck as they enter and leave our hubs and sortation centers to ensure their compliance with this regulation in terms of cargo weight. If any truck is not in compliance with this regulation, we may be required to replace it with another vehicle that complies with this regulation. Otherwise, we may be subject to penalties under this regulation if we continue to operate those trucks that exceed the limits set forth in the regulation.

Regulations Relating to Retail Industry

Regulations Relating to Consumer Protection

Under the Law on the Protection of the Rights and Interests of Consumers, which was promulgated by the Standing Committee of the National People’s Congress on October 31, 1993, became effective on January 1, 1994 and was recently amended on October 25, 2013, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

●	to ensure that commodities and services meet with certain safety requirements;

●	to disclose serious defects of a commodity or a service and adopt preventive measures against damage occurrence;

●	to provide consumers with true information and to refrain from conducting false advertising;

●	not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means; and

●	not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

Business operators may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering an apology and compensation for any losses incurred. The following penalties may also be imposed upon business operators for the infraction of these obligations: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operations, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

Regulations Relating to Product Quality

Pursuant to the Product Quality Law of the PRC, or the Product Quality Law, which was promulgated by the Standing Committee of the National People’s Congress on February 22, 1993, became effective on September 1, 1993, and was recently amended on December 29, 2018, business operators, including manufacturers and sellers, are required to assume certain obligations in respect of product quality. Violations of the Product Quality Law may result in the imposition of fines. In addition, a company in violation of the Product Quality Law may be ordered to suspend its operations and its business license may be revoked. Criminal liability may be incurred in serious cases. A consumer or other victim who suffers injury or property losses due to product defects may demand compensation from the manufacturer as well as from the seller. Where the responsibility lies with the manufacturer, the seller shall, after settling compensation with the consumer, have the right to recover such compensation from the manufacturer, and vice versa.

Regulations on Intellectual Property Rights

Patent. Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years, 15 years or 20 years from the date of application, depending on the type of patent right.

Copyright. Copyrights in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Trademark. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAMR. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period unless otherwise revoked.

Domain Names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments, and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special-purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. Under the supervision of SAFE, the qualified banks may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which allows non-investment foreign-invested enterprises to make domestic equity investment with their capital funds in accordance with the law under the premise that such investment does not violate the existing special administrative measures (Negative List) for foreign investment and the project invested in China is authentic and compliant. Pursuant to SAFE Circular 28, upon receiving the payment of consideration from a foreign investor for the equity transfer under foreign direct investment, the domestic transferor, with relevant registration certificates, can process the formalities for account opening, fund receipt, and foreign exchange settlement and use directly at the bank. The foreign investor’s deposit remitted from overseas or transferred from domestic accounts can be directly used for its lawful domestic capital contribution as well as domestic and overseas payment after the transaction is concluded.

On April 10, 2020, SAFE issued the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, pursuant to which, eligible enterprises are allowed to use the income under capital account, from such sources as capital funds, foreign debt and overseas listing, for domestic payment without having to provide supporting authentication materials to the banks for every transaction in advance, but the use of funds shall be true and compliant as well as conform to the existing administration regulations regarding use of income under capital account. The concerned bank shall conduct spot checking in accordance with the relevant requirements.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities to seek offshore financing or make an offshore investment, using legitimate onshore or offshore assets or interests. A “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, establishing foreign-invested enterprises to obtain ownership, control rights, and management rights. SAFE Circular 37 provides that, before contributing to an SPV, PRC residents or entities must complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that our PRC resident beneficial owners subject to these registration requirements have registered with the local SAFE branches and/or qualified banks to reflect the recent changes to our corporate structure.

Regulations Relating to Dividend Distributions

Under our current corporate structure, Haoxin Cayman may rely on dividend payments from Haoxin WFOE, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing the distribution of dividends of foreign-invested enterprises include Foreign Investment Law of the People’s Republic of China and the Company Law of the People’s Republic of China. Under these laws, wholly foreign-owned enterprises in China may freely make remittance inward and outward in RMB or foreign exchange of capital contribution, profits, capital yield, income from asset disposal, intellectual property licensing fees, indemnity obtained according to law or income from compensation and liquidation.

According to the PRC Company Law and Foreign Investment Law, each of our PRC subsidiaries is required to draw 10% of its after-tax profits each year, if any, to fund certain statutory reserve, which may stop drawing its after-tax profits if the aggregate balance of the statutory reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. The PRC subsidiaries may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to optional reserve funds. After making up the losses and allocating reserve funds, the remaining after-tax profits of our PRC subsidiaries may be distributed to their shareholders.

Regulations Relating to Overseas Listings and M&A Rules

On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedure and report relevant information to the CSRC. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, such as completion of registration in the market of the United States, but have not completed the indirect overseas listing; and (2) domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges on or prior to the effective date of the Trial Measures, may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before completion of their overseas offering and listing. However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. As the filing procedure with the CSRC under the Trial Measures is required for the IPO and any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

On August 8, 2006, six PRC regulatory authorities, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such Overseas SPV’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. All approval procedures require the filing of a number of documents with the CSRC.

Our PRC legal counsel, PacGate Law Group, has advised us that, based on its understanding of the current PRC laws and regulations, our corporate structure and arrangements are not subject to the M&A Rules, and, the CSRC’s approval may not be required for the listing and trading of our Class A ordinary shares on the Nasdaq in the context of the IPO. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules, and our PRC legal counsel cannot exclude the possibility that the CSRC or other relevant government authorities might, from time to time, further clarify or interpret the M&A Rules in writing or orally and require their approvals to be obtained for the offering. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval is required for the IPO, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for the IPO. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from the IPO into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt the IPO before the settlement and delivery of the Class A ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Class A ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for the IPO, we may be unable to obtain a waiver of such approval requirements.

The M&A Rules and other regulations and rules concerning mergers and acquisitions also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011, and which became effective 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011, and which became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. In the event that an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions.

Currently, we are making contributions to the plans based on the minimum standards although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans as well as to pay late contribution fees and fines. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. See “Risk Factors — Risks Related to Doing Business in China — Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

Regulations Related to Companies

The Company Law of PRC (the “PRC Company Law”) was promulgated on December 29, 1993, which became effective on July 1, 1994, and was subsequently amended in 1999, 2004, 2005, 2013, 2018 and 2023 respectively. All companies established in the PRC are subject to the PRC Company Law. The PRC Company Law regulates the establishment, operation, corporate structure, and management of corporate entities in China and classifies companies into limited liability companies and companies limited by shares. Foreign-invested companies are also subject to the PRC Company Law, except as otherwise provided in the foreign investment laws. Under the latest amended PRC Company Law, which will become effective on July 1, 2024, there are several noteworthy changes, including (i) shareholders of a limited liability company are required to fully contribute their subscribed capital within five years from the establishment of the company; (ii) transfer equity by any shareholder of a limited liability company is no longer subject to the consent by other shareholders and such transferring shareholder is required to notify other shareholders in writing of the quantity of equities to be transferred, transfer price, payment method and the term of the transfer. The other shareholders shall have a right of first refusal under the equivalent conditions; (iii) a company can establish an audit committee comprised of directors responsible for supervising the company’s financial and accounting matters, with no board of supervisors or supervisors established; and (iv) where any shareholder of a company evades the debts by abusing the independent status of legal person of the company or the limited liability of shareholders and thus seriously damages the interests of any creditor of the company, it shall be jointly and severally liable for the debts of the company, and where a shareholder commits any of the acts as mentioned above by using two or more companies under its control, each company shall be jointly and severally liable for the debts of the other company(ies).

Regulations Related to Foreign Investment

The establishment, operation, and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2023, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020. They replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment. “Pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments. “Negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalog of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields, and regions in which foreign investors are encouraged and guided to invest.

Investment activities in the PRC by foreign investors were principally governed by the Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. Industries listed in the Catalogue were divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue were generally deemed as constituting a fourth “permitted” category. The Catalog was replaced by the Special Administrative Measures for Access of Foreign Investment (Negative List) and the Catalogue of Industries for Encouraging Foreign Investment in 2018 and 2019, respectively. On December 27, 2021, the NDRC and MOFCOM issued the latest Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition) (the “Negative List 2021”), which came into effect on January 1, 2022. The Negative List 2021 sets out the areas where foreign investment is prohibited and the areas where foreign investment is allowed only on certain conditions. Foreign investment in areas not listed in the Negative List 2021 is treated equally with domestic investment and the relevant provisions of the Negative List for Market Access shall apply to domestic and foreign investors on a unified basis. Moreover, according to Negative List 2021, PRC entities which engage in any field forbidden by the Negative List 2021 for access of foreign investment shall be approved by competent PRC authorities when they seek listing offshore, and foreign investors shall not participate in operation and management and their shareholding ratio shall be in compliance with PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation (“SAMR”) or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status before the occurrence of the investment described above. The illegal gains, if any, shall be confiscated. In the event that the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. In the event that the foreign investor fails to make corrections within the specified time limit, the provisions above regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports including initial reports, change reports, deregistration reports and annual reports.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or structure according to applicable laws and go through the applicable registrations, the relevant administration for market regulation shall not handle other registrations for changes and shall publicize the relevant circumstances. However, after the organizational forms or structures have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process matters such as equity interest transfer, income distribution, or surplus assets as agreed in the relevant contracts.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, etc.

Regulations Relating to Land Use Right and Construction

Pursuant to the PRC Land Administration Law promulgated in June 1986 with the latest amendment in August 2019 and the PRC Civil Code, any entity that needs land for the purposes of construction must obtain land use right and must register with local counterparts of Land and Resources Ministry. Land use right is established at the time of registration.

According to the Measures for Control and Administration of Grant and Assignment of Right to Use Urban State-owned Land promulgated by the Ministry of Housing and Urban-Rural Development in December 1992, and the PRC Law on Urban and Rural Planning promulgated by the National People’s Congress in October 2007 and became effective in January 2008 with the latest amendment in April 2019, the Measures for Administration of Granting Permission for Commencement of Construction Works promulgated by the Ministry of Housing and Urban-Rural Development in June 2014 with the latest amendment in March 2021, the Administrative Measures for Archival Filing on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development in April 2000 with the latest amendment in October 2009, the Provisions on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development, and the Regulations on the Quality Management of Construction Engineering promulgated by the State Council latest amended in April 2019, after obtaining land use right, the owner of land use right must obtain construction land planning permit, construction works planning permit from the relevant municipal planning authority, and a construction permit from relevant construction authority in order to commence construction. After a building is completed, an examination of completion by the relevant governmental authorities and experts must be organized.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019 and the Administrative Measures on Leasing of Commodity Housing which was promulgated by Ministry of Housing and Urban-Rural Development on December 1, 2010 and took effect on February 1, 2011, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department, and failure to comply with the registration requirement may result in a fine ranging from RMB1,000 to RMB10,000.

Regulations Relating to Environmental Protection

Pursuant to the PRC Law on Environment Impact Assessment promulgated in 2002 and most recently amended in 2018, and the Administrative Regulations on the Environmental Protection of Construction Projects promulgated in 1998 with the latest amendment in July 2017, each construction project is required to undergo an environmental impact assessment, and an environmental impact assessment report must be submitted to the relevant governmental authorities for approval before the commencement of construction. In the event that there is a material change in respect of the construction site, scale, nature, the production techniques employed, or the measures adopted for preventing pollution and preventing ecological damage of a given project, a new environmental impact assessment report must be submitted for approval. Moreover, after the completion of a construction project, the constructing entity is required to obtain a completion acceptance on environmental protection for the project. Failure to comply with the above-mentioned regulations may subject an enterprise to fines, suspension of the construction and other administrative liabilities, and even criminal liabilities under severe circumstances.

Regulations Relating to Fire Prevention

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted on April 29, 1998, and amended on October 28, 2008, April 23, 2019, and April 29, 2021. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Public Security and its local counterparts at or above the county level shall monitor and administer the fire prevention affairs. The fire prevention departments of such public securities are responsible for implementation. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards (as the case may be). According to Provisions on the Interim Provisions on the Administration of Fire Protection Design Review and Acceptance of Construction Projects, issued on April 1, 2020, and took effect on June 1, 2020, for those construction projects with more than 500 square meters, the construction entity shall apply to the fire prevention department of a public security authority for fire protection design approval.

For the construction projects other than the conditions foregoing, the construction entity shall, within seven days of obtaining the construction permit of the project, submit the fire protection filing for fire protection design through the website of the fire prevention department of the public security authority at the provincial level or at the service office of the fire prevention department of the public security authority. For a construction project whose investment is less than RMB300,000 or whose construction area is less than 300 square meters, fire protection design approval or filing is not required.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010, and November 11, 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, the Trademark Office of the SAMR is responsible for the registration and administration of trademarks in China. The SAMR under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008, and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002, January 9, 2010, and December 11, 2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models,” and “designs.” Invention patents are valid for twenty years, while utility model patents are valid for ten years, and design patents are valid for fifteen years, from the date of application. The Chinese patent system adopts a “first-come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness, and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center, or the CNNIC, is responsible for the daily administration of CN domain names and PRC domain names. Pursuant to the Domain Name Measures, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. The Domain Name Measures regulate the registration of domain names, such as China’s national top-level domain name “.CN”. The CNNIC issued the Measures for the Resolution of Country Code Top-Level Domain Name Disputes on June 18, 2019, pursuant to which, in the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to initiate the domain name dispute resolution procedure, file a suit to the People’s Court, or initiate an arbitration procedure.

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, which became effective on May 13, 2013 and which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014, that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Taxation

Income Tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated on March 16, 2007, became effective as from January 1, 2008, and amended on February 24, 2017, and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

On February 3, 2015, the PRC State Administration of Taxation, or the SAT, issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be considered by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 will not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades, and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017 and was most-recently amended on June 15, 2018. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc., of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. According to SAT Circular 7, where the transferee fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

Withholding Tax on Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law which reduced the rate from 20% to 10%, became effective from January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations.

According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

On October 14, 2019, the State Administration of Taxation issued the Notice on the Administrative Measures for Non-resident Enterprises to Enjoy Contractual Benefits (Circular No. 35 of the State Administration of Taxation in 2019, Circular 35), which was implemented from January 1, 2020. According to Circular 35, non-resident enterprises may enjoy the benefits by way of “self-judgment, declaration and enjoyment, and retention of relevant information for future reference”. If a non-resident enterprise judges that it meets the conditions for enjoying the contractual benefits, it may enjoy the contractual benefits at the time of tax declaration or through the withholding agent. At the same time, it shall collect and retain relevant information for reference in accordance with Circular 35, and accept the follow-up management of the tax authorities.

Accordingly, Haoxin HK, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends it receives from Haoxin WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements, we have for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993, and amended on November 10, 2008, February 6, 2016, and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which the MOF promulgated on December 25, 1993, and amended on December 15, 2008, and October 28, 2011, entities or individuals engaging in the sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively Promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, became effective on May 1, 2016 and amended on July 11, 2017, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and GAC jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Anti-Monopoly Enforcement

The PRC Anti-Monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-Monopoly Law. In March 2018, the State Administration for Market Regulation (the “SAMR”), was formed as a new governmental agency to take over, among other things, the Anti-Monopoly enforcement functions from the relevant departments under the MOFCOM, the National Development Reform Committee (“NDRC”) and the pre-existing State Administration for Industry and Commerce, respectively. Since its inception, the SAMR has continued to strengthen Anti-Monopoly enforcement. In December 2018, the SAMR issued the Notice on Anti-Monopoly Enforcement Authorization, which grants authorities to its province-level branches to conduct Anti-Monopoly enforcement within their respective jurisdictions. In September 2020, the SAMR issued Anti-Monopoly Compliance Guideline for Operators, which requires, under the PRC Anti-Monopoly Law, operators to establish Anti-Monopoly compliance management systems to prevent Anti-Monopoly compliance risks. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-Monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. On June 24, 2022, the SCNPC passed the Amendments to Anti-Monopoly Law (the “Amendments to the AML”) which have come into effect on August 1, 2022. The Amendments to the AML set out new substantive rules including safe harbor for monopoly agreements, introduced “stop-the-clock” mechanism and enhanced personal liability and monetary penalties for substantive violations.

As the Amendments to the AML are newly published and it still takes time for it to come into effect, we are unable to estimate its specific impact on our business, financial condition, results of operations and prospects and future acquisition of any PRC subsidiaries. We cannot assure you that our business operations will comply with such regulations and authorities’ requirements in all respects. Any failure or perceived failure by us to comply such regulations and authorities’ requirements may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations upon our future acquisition of PRC subsidiaries.

Regulation on Information Protection on Networks

On December 28, 2012, SCNPC issued Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and use rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

On July 16, 2013, the MIIT issued the Provisions on the Protection of Personal Information of Telecommunication and Internet User, which was effective as of September 1, 2013. The requirements under this order are stricter and wider compared to the above decision issued by the National People’s Congress. According to the provisions, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and provide services for the users to de-register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The provisions state, in broad terms, that violators may face warnings, fines, public exposure and, criminal liability whereas the case constitutes a crime.

On June 1, 2017, the Cybersecurity Law of the PRC promulgated in November, 2016 by SCNPC became effective. This law also absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures to do so. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which has been taken effect on September 1, 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, or the PIPL, which has taken effect in November 2021. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. Article 38 of the PIPL provides that where a personal information processor needs to provide personal information outside the territory of the PRC due to business or other needs, it shall meet any of the following conditions: (i) it shall pass the security evaluation organized by the CAC; (ii) it shall have been certified by a specialized agency for protection of personal information in accordance with the provisions of the CAC; (iii) it shall enter into a contract with the overseas recipient under the standard contract formulated by the CAC, specifying the rights and obligations of both parties; and (iv) it shall meet other conditions prescribed by laws, administrative regulations or the CAC. To provide the foundation and basic requirements for personal information protection and to implement Article 38 of the PIPL, the CAC passed the Measures for the Security Assessment of Outbound Data on July 7, 2022 which became effective on September 1, 2022 and published the Notice of the Cyberspace Administration of China on Seeking Public Comments on the Provisions on Standard Contracts for Cross-border Transfers of Personal Information (Exposure Draft) on June 30, 2022, and the National Information Security Standardization Technical Committee published for public comment the draft Practical Guide to Cybersecurity Standards – Technical Guidelines on Certification of Personal Information Cross-border Processing Activities on April 29, 2022. On February 22, 2023, the CAC promulgated the Measures for the Standard Contract for Outbound Transfer of Personal Information, along with the standard form of contract for outbound transfer of personal information, which became effective on June 1, 2023.

On December 28, 2021, the CAC published the Cybersecurity Review Measures (2021), which came into effect on February 15, 2022 and has replaced the current Cybersecurity Review Measures (2020). The Cybersecurity Review Measures provides that the operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. In addition, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Cybersecurity Review Measures (2021), an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Cybersecurity Review Measures (2021), there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating And Financial Review And Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information - 3.D. Risk Factors” and elsewhere in this annual report.

A. Operating Results.

Overview

We are a provider of temperature-controlled truckload service and urban delivery services in China with over 21 years of experience in the transportation industry. We started our urban delivery service business in 2003 and started expanding our business into temperature-controlled truckload service in 2016. We currently conduct all of our operations through our subsidiaries, Ningbo Haoxin, Zhejiang Haoxin, Longanda and Haiyue, and have experienced a steady growth in our business in recent years. The goods we take charge of transporting focus on factory logistics, which include electronic devices, chemicals, fruit, food and commercial goods. After continuous development, we have been recognized and accredited by the China Federation of Logistics and Purchasing as a 3A-Grade transportation service provider.

As of the date of this report, we operate a truckload fleet with 82 tractors, 87 trailers and 44 vans, none of which are under finance lease. We do not use vehicles under rental arrangement to conduct our services and we prefer to acquire new vehicles via finance lease rather than one-off cash payment. See “Note 10 – Leases” on page F-24 for more details on finance leases. Given the large scale of our fleet, we offer both network density and broad geographic coverage to meet our customers’ diverse transportation needs within the PRC. Our business has created a successful business model that has allowed us to expand our customer base and market coverage whilst maintaining good relationships with our existing customers.

We mainly provide transportation services with our large and medium-sized temperature-controlled logistics transportation vehicles, and charge our customers based on mileage. In addition to temperature-controlled truckload services, we also provide urban delivery services with our medium-sized vans to customers who have short-distance, intra-city delivery needs. The sales revenue generated from temperature-controlled truckload service accounts for about 92.4% and the urban delivery service accounts for approximate 7.6% out of our total sales revenue for the year ended December 31, 2024. The sales revenue generated from temperature-controlled truckload service accounts for about 88.2% and the urban delivery service accounts for approximate 11.8% out of our total sales revenue for the year ended December 31, 2023. The sales revenue generated from temperature-controlled truckload service accounts for approximately 85.2% and the urban delivery service accounts for approximately 14.8% out of our total sales revenue for the year ended December 31, 2022. We optimize the loading of the vehicles on the forward and return journeys to reduce costs.

We adopt high standards for our own services and provide customers with high-quality, safe and standardized services. We also use a digitized management system in which temperature control can be accessed throughout the whole transportation process through advanced vehicle GPS positioning and real-time temperature monitoring system. We also pay special attention to safe operation and conduct regular safety training and emergency drills to enhance our drivers’ safety awareness. Additionally, we have installed safety systems and warning systems on each vehicle to reduce likelihood of accident.

We plan on consolidating the products that we transport and build cold temperature warehouses to reduce costs. We also plan to obtain relevant qualifications for pharmaceuticals and incorporate medicine transportation into our daily business. We will aim to strengthen informatization construction to integrate the existing vehicle dispatching system and temperature control to build a system to improve efficiency.

Our mission is to become the most reliable and sustainable transportation company that specialize in temperature-controlled truckload services in China by offering punctual, cost-effective, capable and intelligent transportation services, while maintaining a sizeable fleet of transportation vehicles of our own as well as reliable subcontracting arrangements. Given that the transportation industry in many regions of China is still underrepresented, we aim to capture additional market share by leveraging our strengths we have developed during the past 21 years and continue to grow our business by implementing a number of strategies.

Key Factors that Affect Operating Results

Our performance of operations and financial conditions have been, and are expected to continue to be, affected by a number of factors, including macroeconomic conditions, major customers demand, fuel charges, collectability of accounts receivable and timing of collection, driver capacity and wage cost, regulations and seasonality, many of which may be beyond our control.

Major Customers Demand

During the years ended December 31, 2024, 2023 and 2022 sales to our top ten customers accounted for approximately 41.7%, 67.5% and 60.5%, respectively. Our service agreements with our customers have an expected length of one year or less. While certain service agreements contain options of renewal, there is no assurance that our major customers will continue their business relationship with us, or the revenue generated from dealings with them will be maintained or increased in the future. If we are unable to renew the service agreements with our existing customers, or there is a reduction or cessation of demands from these customers for whatever reasons and we are unable to enter into new service agreements of comparable size or on similar terms in substitution, our business, financial conditions and results of operation may be materially and adversely affected.

Fuel Charges

Fuel shortage, increases in fuel prices and rationing of petroleum products may increase our cost and have a material adverse effect on our operations’ profitability. The cost of fuel can fluctuate significantly and is subject to many economic and political factors that are beyond our control, including but not limited to the political instability in oil-producing regions. However, if the fluctuations fall within the acceptable range, the service fees cannot be adjusted and thus we are still exposed to the risk of the fuel price fluctuation which may affect our profitability.

Collectability and Timing of Collection of Accounts Receivable

Our cash flows depend on the timely receipt of payments from our customers. There is no assurance that our customers will pay us on time and in full. Should we experience any unexpected delay or difficulty in collecting accounts receivable from our customers, our operating results and financial condition may be adversely affected.

Driver Capacity and Wage Cost

We recognize that our professional driver workforce is one of our most valuable assets. Drivers who hold driving license of tractors, trucks and vans are the most needed manpower of the Chinese trucking service market. As of the date of this report, we have 111 drivers in our fleet of which 67 are part-time employees. Changes in the demographic composition of the workforce, alternative employment opportunities that become available in the economy, and individual drivers’ desire to be home more frequently can affect the availability of drivers, including by increasing the wages our drivers require. Driver shortages impact both our ability to serve customers and driver wages paid to attract and retain drivers and can have a material adverse effect on our operations and profitability.

Regulations

In recent years, the government has issued many supportive policies to encourage the development of the transportation industry in PRC. Encouraged by those policies, the transportation industry is expected to become more standardized and modernized. The temperature-controlled truckload service market and urban delivery service market which are subsets of the transportation industry is likely to evolve along with the development of transportation industry.

Seasonality

Our customers are logistics companies and direct customers. Most of the routes and schedules signed with us are regular and remain unchanged throughout the term of the contract. If our customers experience sudden spikes in demand for trucking services, they may seek other service providers instead of changing the terms of our temperature-controlled truckload services and urban delivery services.

In general, the demand for our temperature-controlled truckload services and urban delivery services increased in October, November and December each year due to sales activities organized on various online shopping platforms and the year-end stocking plans of most customers. In order to meet the demand of the high season, we have extended our business hours every day during these months. Despite peak demand seasons in the consumer goods industry, the business’s dedicated temperature-controlled truckload services and urban delivery services ensure the stability of our operations, and as a result our directors do not believe seasonality has a material impact on the overall revenue and operations of the business.

For the years Ended December 31, 2024 and 2023

The following table summarizes the results of our operations for the years ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Year Ended December 31,			Change
	2024	2023	Change	(%)
REVENUES	$25,571,810	$26,664,602	$(1,092,792)	-4.1%

COSTS AND EXPENSES
Transportation costs	19,086,439	19,805,055	(718,616)	-3.6%
General and Administrative expenses	866,333	758,620	107,713	14.2%
Sales and marketing expenses	78,722	92,890	(14,168)	-15.3%
Total costs and expenses	20,031,494	20,656,565	(625,071)	-3.0%

OPERATING INCOME	5,540,316	6,008,037	(467,721)	-7.8%

OTHER (EXPENSES) INCOME
Interest expense	(188,897)	(154,047)	(34,850)	22.6%
Other expenses	(861,587)	(538,006)	(323,581)	60.1%
Other income	104,012	188,305	(84,293)	-44.8%
Total other expenses, net	(946,472)	(503,748)	(442,724)	87.9%

INCOME BEFORE INCOME TAXES	4,593,844	5,504,289	(910,445)	-16.5%

PROVISION FOR INCOME TAXES	1,420,141	1,534,791	(114,650)	-7.5%
NET INCOME	$3,173,703	$3,969,498	$(795,795)	-20.0%

Revenues

Our revenues are primarily derived from temperature-controlled truckload services and urban delivery services. For the year ended December 31, 2024, our total revenue was $25,571,810 as compared to $26,664,602 for the year ended December 31, 2023, representing a decrease of $1,092,792 or 4.1%. Our total revenue decreased by $1,092,792. The decrease is primarily due to the decrease in domestic demand of Huanan area where we mainly conducted our urban delivery services business and a $1,208,713 decrease by urban delivery services.

Costs and Expenses

The costs and expenses of our transportation services consist of transportation costs, general and administrative expenses and sales and marketing expenses.

	For the Year Ended December 31,			Change
	2024	2023	Change	(%)
COSTS AND EXPENSES
Transportation costs	$19,086,439	$19,805,055	$(718,616)	-3.6%
General and Administrative expenses	866,333	758,620	107,713	14.2%
Sales and marketing expenses	78,722	92,890	(14,168)	-15.3%
Total costs and expenses	$20,031,494	$20,656,565	$(625,071)	-3.0%

Total costs and expenses decreased by $625,071, or 3.70%, to $20,031,494 for the year ended December 31, 2024 as compared to $20,656,565 for the year ended December 31, 2023. The decrease was mainly led by the decease of revenue proportionately.

Transportation Costs

Transportation costs primarily consist of fuel expenses, highway bridge expenses, insurance expenses, drivers’ wages, maintenance and repair expenses, subcontractor fees, depreciation expenses and other expenses.

Subcontractor fees decreased by approximately $383,346, or 6.0%, to $5,959,834 for the year ended December 31, 2024 as compared to $6,343,180 for the year ended December 31, 2023. The decrease of subcontractor fees is mainly due to our performance has been stable, with subcontracting fees declining due to price competition among Network Transportation Operations Control Center (“NTOCC”) and our increased proficiency in cost control.

As some of our vehicles had been fully depreciated and we did not have a significant amount of new purchase of vehicles, the depreciation expenses decreased by approximately $159,357, or 29.1%, to $388,264 for the year ended December 31, 2024 as compared to $547,621 for the year ended December 31, 2023.

General and Administrative Expenses

For the year ended December 31, 2024, we incurred total general and administrative expenses in the amount of $866,333, which was mainly comprised of professional fees of $243,714, salary expenses of $305,913, rental expenses of $59,343, provision for credit loss of $108,403 and other expenses of $148,960.

General and administrative expenses increased by $107,713 or 14.2% for the year ended December 31, 2024 as compared to $758,620 for the year ended December 31, 2023. An increase in provision for credit loss of $196,042, an increase in rental expenses of $31,104 and a decrease in other expenses of $119,433.

Sales and marketing expenses

For the year ended December 31, 2024, we incurred total sales and marketing expenses in the amount of $78,722, which was mainly comprised of travel and entertainment expenses of $7,522, salesperson salary expenses of $69,696, service charge of $1,101 and other expenses of $403.

For the year ended December 31, 2023, we incurred total sales and marketing expenses in the amount of $92,890, which was mainly comprised of travel and entertainment expenses of $23,326, salesperson salary expenses of $68,872 and other expenses of $692.

Sales and marketing expenses decreased by $14,168 or 15.3% from $78,722 for the year ended December 31, 2024 as compared to $92,890 for the year ended December 31, 2023. The decrease was mainly due to normal fluctuations in market factors.

Other (Expenses) Income

For the year ended December 31, 2024 and 2023, other income and expenses mainly government grants and interest expense. For the year ended December 31, 2024, total interest expense increased by $34,850 or 22.6% to $188,897 as amount of bank borrowings and loans from other financial institutions increased. Total other expenses increased by $323,582 or 60.1% as an additional tax late payment penalty was incurred during the 2024. Total other income decreased by $84,293 or 44.8% as we had less government grants during 2024.

For the Years Ended December 31, 2023 and 2022

The following table summarizes the results of our operations for the years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Year Ended December 31,			Change
	2023	2022	Change	(%)
REVENUES	$26,664,602	$28,948,039	$(2,283,437)	-7.9%

COSTS AND EXPENSES
Transportation costs	19,805,055	21,205,463	(1,400,408)	-6.6%
General and Administrative expenses	758,620	1,444,858	(686,238)	-47.5%
Sales and marketing expenses	92,890	91,570	1,320	1.4%
Total costs and expenses	20,656,565	22,741,891	(2,085,326)	-9.2%

OPERATING INCOME	6,008,037	6,206,148	(198,111)	-3.2%

OTHER (EXPENSES) INCOME
Interest expense	(154,047)	(166,019)	11,972	-7.2%
Other expenses	(538,006)	(273,821)	(264,185)	96.5%
Other income	188,305	156,997	31,308	19.9%
Total other expenses, net	(503,748)	(282,843)	(220,905)	78.1%

INCOME BEFORE INCOME TAXES	5,504,289	5,923,305	(419,016)	-7.1%

PROVISION FOR INCOME TAXES	1,534,791	1,636,306	(101,515)	-6.2%
NET INCOME	$3,969,498	$4,286,999	$(317,501)	-7.4%

Revenues

Our revenues are primarily derived from temperature-controlled truckload services and urban delivery services. For the year ended December 31, 2023, our total revenue was $26,664,602 as compared to $28,948,039 for the year ended December 31, 2022, representing a decrease of $2,283,437 or 7.9%. Excluding the currency impact of $1,394,453, our total revenue decreased by $888,984. The decrease is primarily due to the reduce in domestic demand of Huanan area where we mainly conducted our urban delivery services business.

Costs and Expenses

The costs and expenses of our transportation services consist of transportation costs, general and administrative expenses and sales and marketing expenses.

	For the year ended December 31,			Change
	2023	2022	Change	(%)
COSTS AND EXPENSES
Transportation costs	$19,805,055	$21,205,463	$(1,400,408)	-6.6%
General and Administrative expenses	758,620	1,444,858	(686,238)	-47.5%
Sales and marketing expenses	92,890	91,570	1,320	1.4%
Total costs and expenses	$20,656,565	$22,741,891	$(2,085,326)	-9.2%

Total costs and expenses decreased by $2,085,326, or 9.2%, to $20,656,565 for the year ended December 31, 2023 as compared to $22,741,891 for the year ended December 31, 2022. The decrease was mainly led by the decease of revenue proportionately.

Subcontractor fees decreased by approximately $3,533,695, or 35.8%, to $6,343,180 for the year ended December 31, 2023 as compared to $9,876,875 for the year ended December 31, 2022. The decrease of subcontractor fees is mainly due to the stabilization of domestic demand for temperature-controlled truckload services in 2023. Our performance has been stable, with subcontracting fees declining due to price competition among NTOCC and our increased proficiency in cost control.

Fuel expenses increased by approximately $1,620,391, or 44.2%, to $5,284,477 for the year ended December 31, 2023 as compared to $3,664,086 for the year ended December 31, 2022. The increase in fuel expenses was mainly due to the increase in number of total trips provided by us while we lower the quote of each trip in order to maintain competition in the market. In addition, fuel prices shown an upward trend during the year ended December 31, 2023.

As some of our vehicles had been fully depreciated and we did not have significant amount of new purchase of vehicles, the depreciation expenses decreased by approximately $290,943, or 34.7%, to $547,621 for the year ended December 31, 2023 as compared to $838,564 for the year ended December 31, 2022.

General and Administrative Expenses

For the year ended December 31, 2023, we incurred total general and administrative expenses in the amount of $758,620, which was mainly comprised of professional fees of $256,340, salary expenses of $306,810, safety production fees of $24,947, rental expenses of $27,448, recovery of credit loss of $87,639 and other expenses of $230,714.

General and administrative expenses decreased by $686,238 or 47.5% for the year ended December 31, 2023 as compared to $1,444,858 for the year ended December 31, 2022. A decrease of $344,523 of professional fees in relation with the capital market, a decrease in safety production fees of $103,863, in addition, a decrease in allowance for credit loss of $308,422, a decrease in rental expenses of $19,739, an increase in other expenses of $125,424 and a decrease of $35,115 in salary expenses as we downsize of the team of urban delivery services.

Sales and marketing expenses

For the year ended December 31, 2023, we incurred total sales and marketing expenses in the amount of $92,890, which was mainly comprised of travel and hotel expenses of $23,326, salesperson salary expenses of $68,872 and other expenses of $692.

For the year ended December 31, 2022, we incurred total sales and marketing expenses in the amount of $91,570, which was mainly comprised of travel and hotel expenses of $23,411, salesperson salary expenses of $67,888 and other expenses of $271.

Sales and marketing expenses increased by $1,320 or 1.4% from $92,890 for the year ended December 31, 2023 as compared to $91,570 for the year ended December 31, 2022. The increase was mainly due to normal fluctuations in market factors.

Other (Expenses) Income

For the years ended December 31, 2023 and 2022, other income and expenses mainly government grants and interest expense. For the year ended December 31, 2023, total interest expense decreased by $11,972 or 7.2% to $154,047 as amount of bank borrowings and finance lease decreased, total other expenses increased by $264,184 or 96.5% as an additional penalty of default was incurred during 2023. Total other income increased by $31,307 or 19.9% as we had more government grants during 2023.

Impact of Foreign Currency Fluctuations

For the purpose of presenting these financial statements of subsidiaries using RMB as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 7.2993, 7.0999 and 6.8972 as of December 31, 2024, 2023 and 2022, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 7.1957, 7.0809 and 6.7290 for the years ended December 31, 2024, 2023 and 2022, respectively.

B. Liquidity and Capital Resources

Our business requires substantial amounts of cash to cover operating expenses as well as to fund capital expenditures, working capital changes, principal and interest payments on our obligations, lease payments, to support tax payments when we generate taxable income. Recently, we have financed our capital requirements with borrowings under our existing term loan facility, borrowings under our existing revolving credit facility, cash flows from operating activities, direct equipment financing, operating leases and proceeds from equipment sales.

As of December 31, 2024, 2023 and 2022, we had cash and restricted cash of $173,781, $89,731 and $101,670, respectively, and our working capital was $17,195,235, $14,410,714 and $10,258,676, respectively. The working capital in 2024 increased by $2,784,521 compared to 2023 was primarily due to the business-related receivables have increased. The working capital in 2023 increased by $4,152,038 compared to 2022 was primarily due to the business-related receivables have increased.

For the years ended December 31, 2024, we had a net cash outflow to operating activities of $3,957,879. For the years ended December 31, 2023, we had a net cash inflow from operating activities of $933,489. For the years ended December 31, 2022, we had a net cash outflow to operating activities of $433,880.

On April 16, 2025, we successfully completed our initial public offering (IPO) and raised net proceeds $5.5 million, of which 30% will be allocated to support the company’s general working capital purpose.

Our business requires substantial amounts of cash to cover operating expenses as well as to fund capital expenditures, working capital changes, principal and interest payments on our obligations, lease payments, to support tax payments when we generate taxable income.

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Bank Borrowings	$2,493,390	$2,493,390	$-	$-	$-
Loans from other financial institutions	477,708	333,012	141,180	3,516	-
Operating lease obligations	14,685	14,685	-	-	-
Total	$2,983,653	$2,838,957	$141,180	$3,516	$-

We believe the Company’s revenues and operations will continue to grow and the current working capital is sufficient to support its operations and debt obligations as they mostly become due one year from the date that these consolidated financial statements were issued. However, we may need additional cash resources in the future if we experience changed business conditions or other developments and may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

Cash Flow

For the Years Ended December 31, 2024, 2023 and 2022

The following summarizes the key components of our cash flows for the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,
	2024	2023	2022
Net cash (used in) provided by operating activities	$(3,957,879)	$933,489	$(433,880)
Net cash provided by (used in) investing activities	995,779	(5,512)	(66,740)
Net cash provided by (used in) financing activities	3,046,230	(937,037)	(134,649)
Effect of exchange rate change on cash	(80)	(2,879)	(43,789)
Net increase (decrease) in cash and restricted cash	84,050	(11,939)	(679,058)
Cash and restricted cash at beginning of the year	89,731	101,670	780,728
Cash and restricted cash at end of the year	$173,781	$89,731	$101,670

Operating Activities

Net cash used in operating activities was $3,957,879 for the years ended December 31, 2024 and was primarily attributable to (i) net income of $3,173,703, (ii) various non-cash item of $548,958 including provision for credit loss amortization of right-of-use assets and interest of lease liabilities, depreciation for plant and equipment and deferred income tax benefit, (iii) a $1,987,192 increase in tax payables, (iv) a $100,015 increase others payable and accrued liabilities and (v) a $52,948 decrease in deposits. This cash inflow was offset by (i) a $1,922,942 increase of other receivables, (ii) a $2,000,881 increase of accounts receivable, (iii) an increase in prepayments of $5,247,011, (iv) a $635,621 decrease accounts payable, (v) a $11,551 decrease in operating lease liabilities and a $2,689 decrease in amount due to related parties.

For the years ended December 31, 2024, cash outflow from operating activities was $3,957,879 comparing to cash inflow $933,489 for the years ended December 31, 2023. The decrease of $4,891,368 was primarily due to the increase in cash payment for subcontractor fees and fuel expenses.

Net cash inflow by operating activities was $933,489 for the year ended December 31, 2023 and was primarily attributable to (i) net income of $3,969,498, (ii) various non-cash item of $578,119 including loss on disposals of property and equipment, recovery of credit loss, amortization of right-of-use assets and interest of lease liabilities, depreciation for plant and equipment and deferred income tax expense, (iii)a decrease in prepayments of $981,526, (iv) a $1,955,346 increase in tax payables, (v) a $259,722 increase accounts payable. This cash inflow was offset by (i) a $5,703,775 increase in accounts receivable, (ii) a $1,030,603 increase of other receivables, (iii) a $29,657 increase in deposits, (iv) a $7,481 decrease in others payable and accrued liabilities, and (v) a $39,206 decrease in operating lease liabilities.

For the year ended December 31, 2023, cash inflow by operating activities was $933,489 comparing to cash outflow $433,880 for the year ended December 31, 2022. The increase of $1,367,369 was primarily due to the decreased cash payment for fuel expenses and subcontractor fees.

Net cash outflow by operating activities was $433,880 for the year ended December 31, 2022 and was primarily attributable to (i) net income of $4,286,999, (ii) various non-cash item of $1,049,679 including provision for doubtful accounts, amortization of deferred financing fees, depreciation for plant and equipment and deferred income tax benefit, (iii) accounts receivable decreased by $116,390, (iv) a $1,335,318 increase in tax payables, (v) a $176,467 decrease in deposits, This net cash inflow was offset by (i) an increase in prepayments of $5,330,389,(ii) a $49,656 increase of other receivables,(iii) a $1,515,139 decrease in accounts payable,(iv) a $471,924 decrease in others payable and accrued liabilities, and (v) a $31,625 decrease in operating lease liabilities.

For the year ended December 31, 2022, cash outflow by operating activities was $433,880 comparing to $1,538,926 for the year ended December 31, 2021. The decrease of $1,972,806, or 128.2%, was primarily due to the increased cash payment for fuel expenses and subcontractor fees.

Investing Activities

Net cash provided by investing activities was $995,779 for the year ended December 31, 2024 and was primarily attributable to (i) purchases of equipment of $4,303 and (ii) a $1,036,823 increase in loans to third parties. This cash inflow was offset by (i) a $2,012,719 increase of collection from loans to related parties and (ii) a $24,186 of proceeds from disposal of equipment.

For the year ended December 31, 2024, cash provided by investing activities was $995,779 compared to $5,512 of cash used in investing activities for the year ended December 31, 2023. The increase of $1,001,291 was primarily due to a decrease in loans to related parties during the 2024.

Net cash used in investing activities was $5,512 for the year ended December 31, 2023 and was attributable to the purchase of revenue equipment and proceeds from disposal of equipment.

For the year ended December 31, 2023, cash used in investing activities was $5,512 compared to $66,740 of cash used in investing activities for the year ended December 31, 2022. The decrease of $61,228, or 91.7% was primarily due to a decrease in cash purchases of revenue equipment during the year ended December 31, 2023.

Net cash used in investing activities was $66,740 for the year ended December 31, 2022 and was attributable to the purchase of revenue equipment.

For the year ended December 31, 2022, cash used in investing activities was $66,740 compared to $287,555 of cash used in investing activities for the year ended December 31, 2021. The decrease of $220,815, or 76.8%. This was primarily due to a decrease in cash purchases of revenue equipment and a decrease in proceeds of revenue equipment during the year ended December 31, 2022.

Financing Activities

Net cash provided by financing activities was $3,046,230 for the year ended December 31, 2024 and was primarily attributable to (i) repayments of short-term bank borrowings of $2,545,021, (ii) repayments of loans from other financial institutions of $774,492, and (iii) repayments to related parties of $1,791,509. This cash outflow was offset by (i) the proceeds from other financial institution of $326,188, (ii) the amounts advanced from related parties of $4,772,348, (iii) the proceeds from short-term bank borrowings of $2,807,232 and (v) the proceeds from short-term borrowings from guarantor of $251,484.

For the year ended December 31, 2024, cash provided by financing activities was $3,046,230. Compared to cash used in financing activities was $937,037 for the year ended December 31, 2023, the increase of $3,983,267, or 425.1% was primarily due to the increased amounts advanced from related parties.

Net cash used in financing activities was $937,037 for the year ended December 31, 2023 and was primarily attributable to (i) repayments of short-term bank borrowings of $2,937,480, (ii) repayments of long-term bank borrowings of $91,021, (iii) repayments of loans from other financial institutions of $589,470, and (iv) repayments to related parties of $2,390,802. This cash outflow was offset by (i) the proceeds from short-term bank borrowings of $3,423,294, (ii) the proceeds from other financial institution of $1,384,466, and (iii) the amounts advanced from related parties of $263,976.

For the year ended December 31, 2023, cash used in financing activities was $937,037. Compared to $134,649 for the year ended December 31, 2022, the increase of $802,388, or 595.9% was primarily due to the decreased amounts advanced from related parties.

Net cash used in financing activities was $134,649 for the year ended December 31, 2022 and was primarily attributable to (i) repayments of short-term bank borrowings of $1,855,907, (ii) repayments of long-term bank borrowings of $145,090, (iii) repayments of loans from other financial institutions of $671,658, (iv) repayments of obligations under capital leases of $339,956, and (v) repayments to related parties of $2,111,086. This cash outflow was offset by (i) the proceeds from short-term bank borrowings of $2,573,785, (ii) the proceeds from other financial institution of $44,583, and (iii) the amounts advanced from related parties of $2,370,680.

For the year ended December 31, 2022, cash used in financing activities was $134,649. Compared to $695,471 for the year ended December 31, 2021, the decrease of $560,822, or 80.6% was primarily due to the decreased loans from other financial institution.

Capital Expenditures

We had capital expenditures of $4,303, $12,150 and $66,740 for the years ended December 31, 2024, 2023 and 2022, respectively. Our capital expenditures were mainly used for purchases of revenue equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from the IPO and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and unasserted claims. As of December 31, 2024, 2023 and 2022, the Company had no outstanding lawsuits or claims.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information.

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. The management determined there were no critical accounting estimates.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition and (ii) income taxes. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Zhengjun Tao	54	Chief Executive Officer, Chairman of the Board and Director
Xing Wang	28	Executive Director
Yuhan Zhao	35	Chief Financial Officer
Yun Fai Wong(1)(2)(3)	36	Independent Director, Chair of Nominating Committee
Bangjie Hu(1)(2)(3)	29	Independent Director, Chair of Audit Committee
Mikael Charette(1)(2)(3)	44	Independent Director, Chair of Compensation Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

Zhengjun Tao, Chief Executive Officer, Chairman of the Board of Directors

Zhengjun Tao has been serving as our sole Director since April 26, 2022, and Chief Executive Officer and Chairman of the Board of Directors since October 8, 2022. Since Mr. Tao founded the Haiyue and Longanda in 2003 and 2004, respectively, he was committed to the logistics industry and has amassed experience in professional urban delivery. Mr. Tao founded Zhejiang Zhoushan Yamei Container Transportation Co., Ltd. (“Yamei”) and has been serving as president for Yamei since then. After years of operations in container transportation business, Mr. Tao decided to explore the temperature-controlled truckload business since he founded Ningbo Haoxin in 2013.

Xing Wang, Executive Director

Xing Wang has been serving as our director since October 8, 2022. Ms. Wang started her career in the hospitality industry. From February 2018 to August 2018, Ms. Wang served as an account manager at Getaroom in Barcelona, Spain, where she managed all accounts in London market and took part in company acquisitions in the APAC region. From January 2020 to February 2021, Ms. Wang was the accounting manager for Springview Enterprises Pte Ltd. in Singapore, where she coordinated and supervised the company’s daily operations, managed the preparation and distribution of periodical financial statements for internal and external users, and worked with external auditors to gather key information. From March 2021 to July 2022, Ms. Wang served as the financial reporting manager at Mingzhu Logistics Holdings Limited, a Nasdaq listed company, where she is responsible for developing financial models, preparing forecasts, monitoring and performing studies to interpret financial actions, modifying accounting processes, preparing press releases and financial statements, and maintaining and ensuring adherence to reporting schedules. Ms. Wang obtained an International Baccallaureate diploma from Shanghai Singapore International School in 2014, and bachelor’s degree in Business Administration and International Hotel Management from Les Roches Global in 2019.

Yuhan Zhao, Chief Financial Officer

Yuhan Zhao has been serving as our Chief Financial Officer since October 8, 2022. Mr. Zhao has been serving as Financial Manager of Ningbo Haoxin since September 2021 where he establishes the company’s financial objectives, policies and operating procedures, manages yearly financial and inter-audits and provides financial, commercial and strategic support to the company. From 2015 to 2021, he was a department manager of Lixin Zhonglian Certified Public Accountants (Special General Partnership). From 2012 to 2015, he served as a project manager of Zhongxi Certified Public Accountants (Special General Partnership). Mr. Zhao holds a Bachelor of Accounting from Hunan Institute of Science and Technology in China. Mr. Zhao is a member of the Chinese Institute of Certified Public Accountants and a member of the Association of International Certified Professional Accountants.

Yun Fai Wong, Independent Director and Chair of Nominating Committee

Yun Fai Wong serves as an independent director of the Company. Mr. Wong has over 10 years of experience in audit and accounting. He has been serving as chief financial officer and company secretary of Hongcheng Environmental Technology Company Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 2265), since December 2020 and April 2021 respectively. He has been serving as company secretary of Artini Holdings Limited, a company listed on the Main Board (stock code:789), since December 2023. He has also been working as an independent non-executive director of Pheton Holdings LTD, a company listed on the NASDAQ (stock code: PTHL) since March 2024. He worked at multiple PRC subsidiaries of Shenzhen Huaruixin Asset Management Co., Ltd. (“HRX’’), a company which principally engaged in asset management from January 2018 to December 2020, holding his last position as chief financial officer of both HRX and EMP Capital Limited, a Hong Kong subsidiary of HRX. He worked at the Xiamen office of Deloitte Touche Tohmatsu and the Hong Kong office of Deloitte Touche Tohmatsu from January 2016 to December 2017 and from February 2015 to January 2016, respectively, holding his last position as a manager of the audit and assurance department. He worked as senior operations planning executive at Neo Derm (HK) Limited, a company which principally engaged in providing medical aesthetics services, from April 2014 to January 2015. He worked at Moore Stephens Associates Limited (currently known as Moore Stephens CPA Limited) from October 2010 to April 2014, holding his last position as audit senior. Mr. Wong obtained a bachelor’s degree in accountancy from the Hong Kong Polytechnic University in November 2010. He was admitted as a certified public accountant of HKICPA in July 2014. Mr. Wong was further admitted as a certified public accountant by the Washington State Board of Accountancy in January 2020.

Bangjie Hu, Independent Director and Chair of Audit Committee

Bangjie Hu serves as an independent director of the Company. Mr. Hu currently serves as the chief financial officer for Oriental Rise Holdings Limited (Nasdaq: ORIS), where he manages the company’s financial reporting, budgeting, and cash flow strategies to ensure that all financial operations were aligned with both international standards and the company’s growth objectives. He also played a key role in the Company’s IPO process, overseeing financial and regulatory compliance to ensure a smooth transition to the Nasdaq Capital Market, including coordinating the completion of filing requirements, implementing financial strategies to support the expansion of the company’s operations, and ensuring efficient capital allocation and financial risk management. Previously, Bangjie Hu served as an Investment Manager at Alpha Management Consulting Co., Ltd. from July 2022 through May 2023. From May 2021 through July 2022, Bangjie Hu was a Cost Accounting Manager at United Winners Laser Co., Ltd. (SSE: 688518) and from February 2019 through February 2021, Bangjie Hu was a Cost Accounting Supervisor at Insitu Construction (Group) Pty Ltd. Bangjie Hu holds a Master of Financial Analysis from the University of New South Wales and a Bachelor of Commerce in Finance & Economics from the University of Sydney. We believe that Bangjie Hu is qualified to serve as the chairman of the audit committee as an independent director, in light of his experience working in finance and his significant experience preparing financial reports.

Mikael Charette, Independent Director and Chair of Compensation Committee

Mikael Charette serves as an independent director of the Company. He served as Vice Chairman and Director of the Canadian Chamber of Commerce in Shanghai between April 2019 and April 2021 where he represented the interest of the Canadian business community in Shanghai. Since September 2020, he has been served as an independent director and chairman of the Compensation Committee of Mingzhu Logistics Holdings Limited, a company listed on NASDAQ (stock code: YGMZ). Since April 2019, he has also been serving as the Vice President of Fung & Yu CPA Ltd., a Hong Kong-based accounting firm serving clients in Greater China and overseas. Since May 2006, Mr. Charette has also been serving as the President of Well Asia Group, an asset holding and managing company that provides immigration and real estate services to high-net-worth individuals. For the periods from February 2005 to May 2006 and from January 2009 to December 2015, he served as a partner of Harvey Law Group where he built a successful immigration practice for high-net-worth individuals and also represented clients in cross-border transactions and advised on market entry issues in China and other Asian countries. Since 2016, Mr. Charette been CEO and Chairman of Wellfunded Enterprise Ltd. a Vancouver-based family office working with startups in Canada for fast-growing enterprises. More recently, Mr. Charette has been elected the Chairperson of the Institut Innovation Gatineau board of director, a local economy business incubator in the National capital of Canada after 5 years as board of director of the non-for-profit organization. Mr. Charette holds a Master in Law degree from City University of Hong Kong and a Juris Doctor degree from University of Victoria in Victoria, Canada. In September 2022, Mr. Charette been appointed as lecture professor at the Ottawa University Civil law faculty. We believe Mr. Charette is well qualified to serve on our board of directors because of his extensive experience with legal matters relating to cross-border transactions.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

The following table sets forth certain information with respect to compensation for the years ended December 31, 2024, earned by or paid to our chief executive officer and our principal financial officer (the “named executive officers”). The total compensation of our other executive officers did not exceed $100,000.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (USD)
Zhengjun Tao,	2024	$9,705	-	-	-	-	-	-	$9,705
CEO
Yuhan Zhao,	2024	$-	-	-	-	-	-	-	$-
CFO

Executive Officers

On October 8, 2022, Haoxin Cayman entered into an employment agreement with our Chief Executive Officer, Zhengjun Tao, for a term of one year. Mr. Tao is entitled to an annual base salary of $24,000. The termination of this agreement is subject to the determination of the board of directors.

On October 8, 2022, Haoxin Cayman entered into an employment agreement with our Chief Financial Officer, Mr. Yuhan Zhao, for a term of one year. Mr. Zhao is entitled to an annual base salary of $24,000. The termination of this agreement is subject to the determination of the board of directors.

Compensation of Directors

For the years ended December 31, 2024, 2023 and 2022, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.

Compensation of Directors

For the fiscal years ended December 31, 2024, 2023 and 2022, we did not make any compensation payments to our directors.

Clawback Policy adopted by the Board

On February 6, 2024, the Board adopted an Incentive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

6.C. Board Practices

Board of Directors and Board Committees

Our board of directors consists of five directors, three of whom will be independent as such term is defined by The Nasdaq Capital Market. We have determined that Bangjie Hu, Yun Fai Wong and Mikael Charette satisfy the “independence” requirements under Nasdaq Rule 5605. We expect that all current directors will continue to serve after the IPO.

The directors will be up for re-election at our annual general meeting of shareholders.

A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating committee, and adopted a charter for each of the three committees. Copies of our committee charters have been posted on our corporate investor relations website.

Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Bangjie Hu, Yun Fai Wong and Mikael Charette. Bangjie Hu is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Bangjie Hu, Yun Fai Wong and Mikael Charette. Mikael Charette is the chair of our compensation committee. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee consists of Bangjie Hu, Yun Fai Wong and Mikael Charette. Yun Fai Wong is the chair of our nominating committee. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Islands Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our M&A, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached. You should refer to “Description of Share Capital and Governing Documents — Differences in Corporate Law” on page 157 for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Our officers are elected by and serve at the discretion of the board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics applicable to all of our directors, officers, and employees.

Foreign Private Issuer Exemption

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a U.S. domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which permit us to follow certain corporate governance rules that conform to the Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules applicable to U.S. companies. As a result, our corporate governance practices may differ from those you might otherwise expect from a U.S. company listed on Nasdaq.

6.D. Employees

We had 85 full-time employees as of December 31, 2024. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2024:

Function	Number of Employees
Management	5
Administrative and Accounting	15
Safety and Technique	3
Scheduling	6
Drivers	56
Total	85

Transportation services requires a large labor workforce. As of the date of this report, we have 111 drivers in our fleet of which 67 are part-time employees, accounting for roughly 60.4% of our total workforce. Our turnover rates are low compared to industry standards. Our core management team have remained onboard for over 21 years. Our team has shown a proven track record of growth and cost control.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary share as of the date of this report, and as adjusted to reflect the sale of the ordinary share offered in the IPO for

●	each of our directors and executive officers who beneficially owns our ordinary share; and

●	each person known to us to own beneficially more than 5% of our ordinary share.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 8,950,000 Class A ordinary shares and 4,800,000 Class B ordinary shares issued and outstanding as of the date of this report.

As of the date of the report, none of our ordinary shares is held in the United States, and none of our shareholders is located in the United States.

Name of Beneficial Owner	Amount of Beneficial Ownership of Class A Ordinary Shares(1)	Percentage Ownership of Class A Ordinary Shares(2)	Amount of Beneficial Ownership of Class B Ordinary Shares	Percentage Ownership of Class B Ordinary Shares	Combined Voting Power of Class A and Class B Ordinary Shares(2)
Directors and Named Executive Officers:
Zhengjun Tao(3)	528,000	5.90%	4,800,000	100%	91.98%
Xing Wang(4)	816,000	9.12%	-	-	0.78%
Yuhan Zhao(5)	600,000	6.70%	-	-	0.57%
Bangjie Hu	-	-	-	-	-
Yun Fai Wong	-	-	-	-	-
Mikael Charette	-	-	-	-	-
All directors and executive officers as a group (6 persons)	1,944,000	21.72%	4,800,000	100%	93.33%
5% or Greater Shareholders:					%
TZJ Global (BVI) Limited[1]	528,000	5.90%	4,800,000	100%	93.53%
WXING (BVI) Limited	816,000	9.12%	-	-	0.78%
QSA (BVI) Limited	1,200,000	13.41%	-	-	1.14%
ZYHAN (BVI) Limited	600,000	6.70%	-	-	0.57%
Goldcrown International (HK) Limited	600,000	6.70%	-	-	0.57%
ZCFENG (BVI) LIMITED	588,000	6.57%	-	-	0.56%
ZCX (BVI) LIMITED	360,000	4.02%	-	-	0.34%
ZHYAN (BVI) LIMITED	432,000	4.83%	-	-	0.41%
CYF (BVI) LIMITED	360,000	4.02%	-	-	0.34%
GAOC (BVI) LIMITED	408,000	4.56%	-	-	0.39%
LZG (BVI) LIMITED	588,000	6.57%	-	-	0.56%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A ordinary shares and Class B ordinary shares. All shares represent only Class A ordinary shares and Class B ordinary shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 8,950,000 Class A ordinary shares and 4,800,000 Class B Ordinary Shares issued and outstanding as of the date of this report. Holders of Class A ordinary shares are entitled to one (1) vote per share. Holders of Class B ordinary shares are entitled to twenty (20) votes per share.

(3)	Through TZJ Global (BVI) Limited. Zhengjun Tao is the controlling person of TZJ Global (BVI) Limited and has sole voting and dispositive power over shares beneficially owned by TZJ Global (BVI) Limited. The address of TZJ Global (BVI) Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(4)	Through WXING (BVI) Limited. Xing Wang is the controlling person of WXING (BVI) Limited and has sole voting and dispositive power over shares beneficially owned by WXING (BVI) Limited. The address of WXING (BVI) Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(5)	Through ZYHAN (BVI) Limited. Yuhan Zhao is the controlling person of ZYHAN (BVI) Limited and has sole voting and dispositive power over shares beneficially owned by ZYHAN (BVI) Limited. The address of ZYHAN (BVI) Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2024.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees - 6.C. Board Practices- Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees - 6.B. Compensation - Employment Agreements.”

Other Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024, 2023 and 2022:

The amount due from related parties consists of the following:

RP Name	Relationship	Nature	December 31, 2024	December 31, 2023	December 31, 2022

Mr. Lihai Zhang	Senior Employee	Advances for operational purpose including subcontractor fees, purchases of equipment and other expenses	$-	$874,397	$-
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	Short-term loans bearing no interests	-	1,165,480	-
Total			$-	$2,039,877	$-

The amount due to related parties consists of the following:

RP Name	Relationship	Nature	December 31, 2024	December 31, 2023	December 31, 2022

Mr. Zhengjun Tao	Chairman and Chief Executive Officer	Advances for operational purpose including drivers wages, operating expenses and other expenses	$-	$2,893	$273,817
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	Advances for operational purpose including drivers wages, highway bridge expenses, fuel expenses, professional fees, operating expenses and other expenses	94,864	-	36,944
Ms. Laidi Wei	Immediate family member of Mr. Zhengjun Tao	Advances for operational purpose including operating expenses	-	-	39,998
Mr. Chun Gao	Senior Employee	Advances for operational purpose including drivers wages, subcontractor fees and operating expenses	-	16,579	-
Shenzhen Longanda Environmental Protection Equipment Co., Ltd.	Mr. Chun Gao holds 50% of the shares of the company	Advances for operational purpose including parts and spares costs	2,662	2,725	1,109
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 100% of the company’s shares	Payable of subcontractor fees	-	7,887	-
Ms. Xing Wang	Executive Director	Advances for deferred offering costs	489,591	422,223	312,606
Ms. Xing Wang	Executive Director	Advances for operational purpose	1,007,918	818,458	574,170
Mr. Lihai Zhang	Senior Employee	Advances for operational purpose including subcontractor fees, purchases of equipment and other expenses	54,139	-	-
Total			$1,646,512	$1,270,765	$1,238,644

Related party transactions

Significant transactions with related parties were as follows:

1)	Advanced from related parties:

RP Name	Relationship	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	$4,041,140	$-	$-
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	-	-	1,713,361
Mr. Lihai Zhang	Senior Employee	54,919	-	-
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 90% of the company’s shares	486,829	-	-
Mr. Chun Gao	Senior Employee	-	18,036	-
Shenzhen Longanda Environmental Protection Equipment Co., Ltd.	Mr. Chun Gao holds 50% of the shares of the company	-	1,652	83,149
Ms. Xing Wang	Executive Director	189,460	244,288	574,170
Total		$4,772,348	$263,976	2,370,680

2)	Repayments to related parties:

RP Name	Relationship	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Mr. Lihai Zhang	Senior Employee	$130,929	$12,757	$783,977
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 100% of the company’s shares	-	464,368	386,092
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	1,595,893	951,854	-
Ms. Laidi Wei	Immediate family member of Mr. Zhengjun Tao	-	38,960	-
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	-	922,863	583,986
Mr. Chun Gao	Senior Employee	64,687	-	357,031
Total		$1,791,509	$2,390,802	$2,111,086

3)	Proceeds from disposal of revenue equipment collected by a related party：

RP Name	Relationship	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2023
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	$6,232	$14,719	$1,118
Mr. Lihai Zhang	Senior Employee	695	16,636	20,776
Mr. Chun Gao	Senior Employee	-	1,412	42,354
Total		$6,927	$32,767	$64,248

4)	Purchase of revenue equipment paid by related parties:

RP Name	Relationship	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2023
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	$123,872	$45,957	$446
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	-	-	2,362
Mr. Lihai Zhang	Senior Employee	-	-	15,307
Total		$123,872	$45,957	$18,115

5)	Offset between amount due from related parties and amount due to related parties

Amount due from related parties:

RP Name	Relationship	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Mr. Lihai Zhang	Senior Employee	$199,528	$-	$1,552,250
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 100% of the company’s shares	-	472,277	461,903
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	1,475,399	656,803	-
Mr. Chun Gao	Senior Employee	48,328	-	60,072
Total		$1,723,255	$1,129,080	$2,074,225

Offset by amount due to related parties:

RP Name	Relationship	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 100% of the company’s shares	$494,612	$-	$-
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	-	-	2,074,225
Mr. Lihai Zhang	Senior Employee	-	847,350	-
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	1,228,643	281,730	-
Total		1,723,255	1,129,080	$2,074,225

6)	Borrowings from a related party to pay deferred offering cost

RP Name	Relationship	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Ms. Xing Wang	Executive Director	$67,368	$109,617	$312,606

7)	Collection from loans to related parties

RP Name	Relationship	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Mr. Lihai Zhang	Senior Employee	$862,756	$-	$-
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	1,149,963	-	-
Total		$2,012,719	$-	$-

8)	Offset between related parties and prepayment to suppliers

RP Name	Relationship	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Mr. Lihai Zhang	Senior Employee	$67,904	$-	$-
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	2,716,267	-	-
Total		$2,784,171	$-	$-

Due to certain creditor-debtor relationships between some suppliers and the Company's related parties, the balances with these suppliers and related parties share the same nature. As a result, the prepayment to these third party suppliers and related parties have been offset.

Collateral and Guarantee

The collateral and guarantee made by related parties to the Company as of December 31, 2024 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal		Carrying Amount as of December 31, 2024
			$		$
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Agricultural Bank of China	From December, 2024 to December, 2025		684,997		684,997
Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	China CITIC Bank Co., LTD. Ningbo branch	From July, 2024 to July, 2025		684,997		684,997
Guarantee by Mr. Zhengjun, Tao, Ms. Shasha, Chen and Zhejiang Haoxin	Huishang Bank Co., LTD. Ningbo Beilun branch	From September, 2024 to March, 2025		684,997		684,997
Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen pledges of mortgages of real estate	Bank of China Limited Zhenhai branch	From December, 2024 to December, 2025		438,398		438,399
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd, Ms. Shasha Chen and Mr. Zhengjun Tao	Zhongli International Leasing Co., Ltd.	From September 2023 to September 2028		218,097		218,097
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	Far East Hongxin Inclusive Financial Leasing (Tianjin) Co., Ltd.	From November 2023 to April 2026		160,464		160,464
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	Far East Hongxin Inclusive Financial Leasing (Tianjin) Co., Ltd.	From May 2024 to November 2026		99,146		99,146
Total				$2,971,097		$2,971,097

The collateral and guarantee made by related parties to the Company as of December 31, 2023 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2023
Guaranteed by Henan SME Investment Guarantee Co., Ltd, counter-guaranteed by Ms. Chen Shasha, pledged by accounts receivable of the Ningbo Haoxin International Logistics Co., Ltd.	Shuanghui Commercial Factoring Co., Ltd.	From February, 2023 to May, 2027	$42,254	$36,620
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd, Ms. Shasha Chen and Mr. Zhengjun Tao	Zhongli International Leasing Co., Ltd.	From September 2023 to September 2028	386,527	386,527
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	Far East Hongxin Inclusive Financial Leasing (Tianjin) Co., Ltd.	From November 2023 to April 2026	378,536	378,536
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen, pledged by real estate owned by Mr. Zhengjun Tao and Ms. Shasha Chen	Ningbo Beilun Branch of Linshang Bank Co., Ltd.	From July, 2023 to July, 2024	281,694	281,694
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Agricultural Bank of China	From December, 2023 to December, 2024	704,235	704,235
Guaranteed by Mr. Lihai Zhang, Ms. Hongyan Zhang and Mr. Chengzhi Zhao, pledged by accounts receivable of the Shenzhen Haiyue Freight Co., Ltd. and a real estate owned by Ms. Hongyan Zhang	Bank of China	From March, 2023 to March, 2024	985,929	926,774
Guaranteed by Ningbo Haoxin International Logistics Co., Ltd., Shenzhen Longanda Freight Co., Ltd., Ms. Hongyan Zhang and Mr. Chengzhi Zhao	Bank of China	From March, 2023 to March, 2024	140,847	39,437
			$2,920,022	$2,753,823

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. As of the date hereof, neither we nor any of our subsidiaries is a party to any pending legal proceedings, nor are we aware of any such proceedings threatened against us or our subsidiaries.

Dividend Policy

We have not previously declared, or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC Subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC Subsidiaries to pay dividends to us. See “Item 3. Key Information - 3.D. Risk Factors - Restrictions under PRC law on our PRC Subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or complete acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business”.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits and/or share premium, and provided always that in no circumstances may a dividend be paid out of share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Our Ordinary Share is listed on the Nasdaq Capital Market and trade under the symbol “HXHX” since April 15, 2025.

9.B. Plan of distribution

Not applicable.

9.C. Markets

See Item 9.A. above.

9.D. Selling shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the issue

Not applicable.

Item 10. Additional Information

10.A. Share capital

Not applicable.

10.B. Memorandum and articles of association

The following are summaries of certain material provisions of the memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit and/or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by:

●	the chairperson of such meeting;

●	by at least three shareholders present in person or by proxy for the time being entitled to vote at the meeting;

●	by shareholder(s) present in person or by proxy representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	by shareholder(s) present in person or by proxy and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. General meetings, including annual general meetings, may be held at such times and in any location in the world as may be determined by the Board. A general meeting or any class meeting may also be held by means of such telephone, electronic or other communication facilities as to permit all persons participating in the meeting to communicate with each other, and participation in such a meeting constitutes presence at such meeting.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or any other form approved by our board of directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of Nasdaq.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands, British Virgin Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there is no restrictions on our ability to transfer cash to investors. See “Item 3 - Transfers of Cash between Our Company and Our Subsidiaries” and “Item 3.D. Risk Factors - Risks Relating to Doing Business in China - Restrictions under PRC law on our PRC Subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or complete acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.”

10.E. Taxation

The following summary of material Cayman Islands, mainland China and U.S. federal income tax consequences of an investment in Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares except those which hold interests in land in the Cayman Islands.

The Company been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, being March 17, 2021, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding, in whole or in part of, any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Mainland China Taxation

Under the PRC EIT Law and its implementation rules, an enterprise established outside mainland China with a “de facto management body” within mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Circular of the SAT on Issues Relating to Identification of mainland China-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our Company is a company incorporated outside mainland China. As a holding company, its sole asset is its share ownership of its direct subsidiary, a Hong Kong company, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside mainland China. As such, we do not believe that our Company meets all of the conditions above or is a mainland China resident enterprise for mainland China tax purposes. However, the tax resident status of an enterprise is subject to determination by the mainland China tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a mainland China resident enterprise for mainland China enterprise income tax purposes, a number of unfavorable mainland China tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-mainland China enterprise shareholders. In addition, non-resident enterprise shareholders may be subject to mainland China tax on gains realized on the sale or other disposition of ordinary shares, as if such income is treated as sourced from within mainland China. Furthermore, if we are deemed a mainland China resident enterprise, dividends paid to our non-mainland China individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to mainland China tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-mainland China shareholders of our Company would be able to obtain the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code or applicable United States Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long-term if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of individuals and other non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

In the event that we are treated as a mainland China “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the Ordinary Shares is subject to tax in mainland China, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and mainland China may elect to treat the gain as mainland China source income. If a U.S. holder is not eligible for the benefits of the income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. holder may not be able to use the foreign tax credit arising from any mainland China tax imposed on the disposition of the Ordinary Shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as mainland China source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our Ordinary Shares, provided that the Ordinary Shares are regularly traded on the Nasdaq Capital Market.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our Ordinary Shares will generally continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Ordinary Shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

10.F. Dividends and paying agents

Not applicable.

10.G. Statement by experts

Not applicable.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 3. Key Information - Corporate History and Structure.”

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our market risk is affected by changes in interest rates. Historically, we have used a combination of fixed rate and variable rate obligations to manage our interest rate exposure. Fixed rate obligations expose us to the risk that interest rates might fall. Variable rate obligations expose us to the risk that interest rates might rise. We currently do not have any interest rate swaps although we may enter into such swaps in the future.

We are exposed to variable interest rate risk principally from our existing term loan facility and our existing revolving credit facility. As of December 31, 2024, we had $2,493,390 of bank borrowings in total. The bank borrowings include $2,493,390 of variable rate borrowings and $nil of fixed rate borrowings. Accordingly, holding other variables constant (including borrowing levels), The Company’s interest rate risk is mainly concentrated on the fluctuation of interest rates quoted by The People’s Bank of China arising from the Company’s RMB denominated bank borrowings. If interest rates had been one percentage point higher/lower and all other variables were held constant, our profit for the year ended December 31, 2024 would decrease/increase by approximately $24,000. Management believes that the influence of such change has no material impact on the Company’s consolidated financial statements.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Most of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-269681), as amended, including the annual report contained therein, which registered 1,750,000 Ordinary Shares and was declared effective by the SEC on March 31, 2024, for our initial public offering, which completed on April 16, 2024, at an initial offering price of US$4.00 per Class A Ordinary Share. Craft Capital Management LLC and WestPark Capital, Inc. were the representatives of the underwriters.

In connection with the issuance and distribution of the Ordinary Shares in our initial public offering, our expenses incurred and paid to others totaled approximately US$1.6 million, which included US$0.6 million for underwriting discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$5.5 million from our initial public offering.

As of the date of this annual report, we still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective as our management has identified three material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the Public Company Accounting Oversight Board (United States) (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) a lack of independent directors, an audit committee to establish formal risk assessment process and internal control framework and (iii) a lack of information technology general control (“ITGC”) in the areas of: (1) Risk and Vulnerability Assessment and Management; (2) Third-Party (Service Organization) Vendor Management; (3) System Change Management; (4) Backup and Recovery Management; (5) Access to Systems and Data; (6) Segregation of Duties, Privileged Access, and Monitoring.

In response to the above-mentioned material weaknesses (i) and (ii) identified, we implemented a number of measures to address the material weakness identified, including but not limited to recruitment of a chief financial officer with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and establishing of an audit committee and internal audit department. In addition, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and strengthening corporate governance. For IT related weakness, we will (1) enhance our data backup procedures and computer operations monitoring; (2) enhance user account management and enhance segregation of duties; and (3) enhance risk assessment procedures and system controls. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3.D. Risk Factors-Risks Relating to Our Business - If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately report our financial results may be impaired, adversely impacting investor confidence and the market price of our Class A ordinary shares.”

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting, which, however, will be required once we become a public company and after we cease to be an “emerging growth company” as such term is defined in the JOBS Act. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

(b) Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to material weaknesses identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c) Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d) Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Bangjie Hu, Yun Fai Wong and Mikael Charette. Bangjie Hu is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Bangjie Hu, Yun Fai Wong and Mikael Charette each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Bangjie Hu qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report.

Item 16C. Principal Accountant Fees and Services

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our independent registered public accounting firms, for the periods indicated.

	Year Ended December 31,
Services	2024	2023	2022
	US$	US$	US$
Audit Fees - Marcum Asia CPAs LLP	$243,190	$241,860	$187,388
Total	$243,190	$241,860	$187,388

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Risk Factors-Risks Relating to the Ordinary Share- We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

Our Board of Directors is responsible for reviewing the Company’s cybersecurity risk management and control systems in relation to the financial reporting by the Company, including the Company’s cybersecurity strategy. We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes. We asses and manage our cybersecurity risks though our Information Technologies (“IT”) Committee, which is integrated by the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company.

Our IT department is responsible for targeted and regular monitoring of cybersecurity risks. They independently and continuously monitor cybersecurity risks and countermeasures to defend against such threats and, in the event of a cybersecurity threat or cybersecurity incident, inform executive management and our Board of Directors. In addition to the regular meetings between executive management and the individual risk owners mainly consisting out of the various departments’ heads, a comprehensive cybersecurity risk analysis for internal and external risks is carried out as appropriate.

According to the priority of the cybersecurity risks as result of the risk evaluation, risks are addressed by concrete actions and, if appropriate and possible, necessary countermeasures. In order to be able to react quickly and flexibly to cybersecurity risks, risk management is integrated into existing processes and reporting channels. Our risk management program considers cybersecurity risks alongside other company risks, and our enterprise risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks and evaluate their nature and severity, as well as identify mitigations and assess the impact of those mitigations on residual risk. We may engage third parties from time to time to conduct risk assessments.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures.

The board of directors receives reports on cybersecurity risks, including recent legislative developments and evolving standards on cybersecurity, key issues, priorities and challenges in our cybersecurity management, and relevant data or metrics. The board of directors also receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity related policies, the head of cybersecurity will present them to the board of directors for their review and approval.

Our head of cybersecurity leads the overall assessment, identification and management of risks related to cybersecurity threats. He works collaboratively within our Group and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures.

Our head of cybersecurity and their dedicated staff are responsible for the daily management of our cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association, filed as exhibit 3.1 to Form F-1/A filed on August 20, 2024 and incorporated by reference herein
2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
2.2	Form of Representatives’ Warrants, filed as exhibit 4.1 to Form F-1/A filed on March 5, 2025 and incorporated by reference herein
4.1	Employment Agreement between the Company and Zhengjun Tao dated October 8, 2022, filed as Exhibit 10.1 to our registration statement on Form F-1 on March 7, 2023 and incorporated by reference herein
4.2	Employment Agreement between the Company and Xing Wang dated October 8, 2022, filed as Exhibit 10.2 to our registration statement on Form F-1 filed on March 7, 2023 and incorporated by reference herein
4.3	Employment Agreement between the Company and Yuhan Zhao dated October 8, 2022, filed as Exhibit 10.3 to our registration statement on Form F-1 filed on March 7, 2023 and incorporated by reference herein
4.4	Independent Director Offer Letter to Yun Fai Wong dated October 8, 2022, filed as Exhibit 10.4 to our registration statement on Form F-1 filed on March 7, 2023 and incorporated by reference herein
4.5	Independent Director Offer Letter to Bangjie Hu dated February 18, 2024, filed as Exhibit 10.5 to our registration statement on Form F-1/A filed on March 18, 2025 and incorporated by reference herein
4.6	Independent Director Offer Letter to Mikael Charette dated October 8, 2022 , filed as Exhibit 10.6 to our registration statement on Form F-1 filed on March 7, 2023 and incorporated by reference herein
4.7	Form of Network Cargo Transport Service Agreement, filed as Exhibit 10.7 to our registration statement on Form F-1 filed on September 20, 2024 and incorporated by reference herein
4.8	Form A of Service Agreement as Carrier, filed as Exhibit 10.5 to our registration statement on Form F-1 filed on February 10, 2023 and incorporated by reference herein
4.9	Form B of Service Agreement as Carrier, filed as Exhibit 10.6 to our registration statement on Form F-1 filed on February 10, 2023 and incorporated by reference herein
4.4	Form of Service Agreement as Shipper, filed as Exhibit 10.7 to our registration statement on Form F-1 filed on February 10, 2023 and incorporated by reference herein
4.11	Haiyue and Bank of China Limited Shenzhen Buji Subbranch, filed as Exhibit 10.8 to our registration statement on Form F-1 filed on February 10, 2023 and incorporated by reference herein
4.12	Insider Trading Policy of the Registrant, filed as Exhibit 14.1 to our registration statement on Form F-1/A filed on September 20, 2024 and incorporated by reference herein
8.1	List of Subsidiaries, filed as Exhibit 21.1 to our registration statement on Form F-1 filed on February 10, 2023 and incorporated by reference herein
11.1	Code of Business Conduct and Ethics of the Registrant, filed as Exhibit 99.1 to our registration statement on Form F-1 filed on February 10, 2023 and incorporated by reference herein
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
97.1	Executive Compensation Recovery Policy, filed as Exhibit 14.2 to our registration statement on Form F-1/A filed on September 20, 2024 and incorporated by reference herein
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Haoxin Holdings Limited

By:	/s/ Zhengjun Tao
	Name:	Zhengjun Tao
	Title:	Chief Executive Officer

Date: April 30, 2025

HAOXIN HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Haoxin Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Haoxin Holdings Limited (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York
April 30, 2025

HAOXIN HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2024	As of December 31, 2023
	USD	USD
ASSETS
CURRENT ASSETS
Cash	$170,431	$86,287
Restricted cash	3,350	3,444
Accounts receivable, net	19,121,048	17,713,709
Prepayments	7,786,556	5,509,169
Other receivables	2,953,751	1,117,601
Loans receivables	1,022,107	-
Amount due from related parties	-	2,039,877
Total Current Assets	31,057,243	26,470,087

PROPERTY AND EQUIPMENT, NET	535,035	891,519

OTHER ASSETS
Operating right-of-use assets, net	2,413	14,543
Deferred tax assets	138,784	136,936
Deposits	156,179	214,230
Deferred offering costs	489,591	422,223
Total other assets	786,967	787,932
Total assets	$32,379,245	$28,149,538

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$2,493,390	$2,291,582
Accounts payable	608,230	1,269,510
Other payables and accrued liabilities	876,688	550,718
Amount due to related parties	1,646,512	1,270,765
Tax payable	7,899,124	6,106,965
Current maturities of loans from other financial institutions	333,012	556,284
Operating lease liabilities, current	5,052	13,549
Total current liabilities	13,862,008	12,059,373

OTHER LIABILITIES
Operating Lease liabilities, non-current	-	2,997
Long-term loans from other financial institutions	144,696	389,194
Total other liabilities	144,696	392,191
Total liabilities	14,006,704	12,451,564

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares: $0.0001 par value, 400,000,000 shares authorized, 7,200,000 shares issued and outstanding as of December 31, 2024 and 2023	720	720
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 4,800,000 shares issued and outstanding as of December 31, 2024 and 2023	480	480
Shares subscription receivables	(1,200)	(1,200)
Additional paid-in capital	2,957,300	2,957,300
Statutory reserves	895,682	895,682
Retained earnings	15,907,979	12,734,276
Accumulated other comprehensive loss	(1,388,420)	(889,284)
Total shareholders’ equity	18,372,541	15,697,974
Total liabilities and shareholders’ equity	$32,379,245	$28,149,538

The accompanying notes are an integral part of these consolidated financial statements.

HAOXIN HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2024	2023	2022
	USD	USD	USD
REVENUES	$25,571,810	$26,664,602	$28,948,039

COSTS AND EXPENSES
Transportation costs	19,086,439	19,805,055	21,205,463
General and administrative expenses	866,333	758,620	1,444,858
Sales and marketing expenses	78,722	92,890	91,570
Total costs and expenses	20,031,494	20,656,565	22,741,891

INCOME FROM OPERATIONS	5,540,316	6,008,037	6,206,148

OTHER (EXPENSES) INCOME
Interest expenses	(188,897)	(154,047)	(166,019)
Other expenses	(861,587)	(538,006)	(273,821)
Other income	104,012	188,305	156,997
Total other expenses, net	(946,472)	(503,748)	(282,843)

INCOME BEFORE INCOME TAXES	4,593,844	5,504,289	5,923,305

PROVISION FOR INCOME TAXES	1,420,141	1,534,791	1,636,306

NET INCOME	3,173,703	3,969,498	4,286,999

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(499,136)	(372,229)	(795,275)
COMPREHENSIVE INCOME	$2,674,567	$3,597,269	3,491,724

Weighted average shares used in computation:
Basic and diluted	12,000,000	12,000,000	12,000,000

EARNINGS PER SHARE – BASIC AND DILUTED	$0.26	$0.33	$0.36

The accompanying notes are an integral part of these consolidated financial statements.

HAOXIN HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares				Shares	Additional	Retained		Accumulated Other
	Class A		Class B		Subscription	Paid-in	Earnings		Comprehensive
	Shares*	Amount	Shares*	Amount	Receivables*	Capital	Statutory	Unrestricted	Income (Loss)	Total
		USD		USD	USD	USD	USD	USD	USD	USD
BALANCE, December 31, 2021	7,200,000	$720	4,800,000	$480	$(1,200)	$2,957,300	$475,809	$5,182,713	$278,220	$8,894,042
Net income for the year	-	-	-	-	-	-	-	4,286,999	-	4,286,999
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(795,275)	(795,275)
Appropriation to statutory reserves	-	-	-	-	-	-	419,873	(419,873)	-	-
BALANCE, December 31, 2022	7,200,000	$720	4,800,000	$480	$(1,200)	$2,957,300	$895,682	$9,049,839	$(517,055)	$12,385,766
Cumulative effect adjustment upon adoption of ASC 326	-	-	-	-	-	-	-	(285,061)	-	(285,061)
BALANCE, January 1, 2023	7,200,000	720	4,800,000	480	(1,200)	2,957,300	895,682	8,764,778	(517,055)	12,100,705
Net income for the year	-	-	-	-	-	-	-	3,969,498	-	3,969,498
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(372,229)	(372,229)
BALANCE, December 31, 2023	7,200,000	$720	4,800,000	$480	$(1,200)	$2,957,300	$895,682	$12,734,276	$(889,284)	$15,697,974
Net income for the year	-	-	-	-	-	-	-	3,173,703	-	3,173,703
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(499,136)	(499,136)
BALANCE, December 31, 2024	7,200,000	$720	4,800,000	$480	$(1,200)	$2,957,300	$895,682	$15,907,979	$(1,388,420)	$18,372,541

*	Giving retroactive effect to the issuance of shares at nominal consideration effected on January 19, 2023 (Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

HAOXIN HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2024	2023	2022
	USD	USD	USD
Cash flows from operating activities:
Net income	$3,173,703	$3,969,498	$4,286,999
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	-	-	-
Loss (gain) on disposals of property and equipment	43,633	52,726	(16,138)
(Recovery of) provision for credit loss	108,403	(87,639)	220,783
Amortization of right-of-use assets and interest of lease liabilities	12,251	40,060	33,840
Depreciation for property and equipment	390,341	551,062	861,127
Deferred income tax (benefits) expense	(5,670)	21,910	(49,933)
Changes in operating assets and liabilities
Accounts receivable	(2,000,881)	(5,703,775)	116,390
Prepayments	(5,247,011)	981,526	(5,330,389)
Other receivables	(1,922,942)	(1,030,603)	(49,656)
Deposits	52,948	(29,657)	176,467
Accounts payable	(635,621)	259,722	(1,515,139)
Operating lease liabilities	(11,551)	(39,206)	(31,625)
Amount due to related parties	(2,689)	-	-
Other payables and accrued liabilities	100,015	(7,481)	(471,924)
Tax payables	1,987,192	1,955,346	1,335,318
Net cash (used in) provided by operating activities	(3,957,879)	933,489	(433,880)

Cash flows from investing activities:
Purchases of equipment	(4,303)	(12,150)	(66,740)
Loans to third parties	(1,036,823)	-	-
Collection from loans to related parties	2,012,719	-	-
Proceeds from disposal of equipment	24,186	6,638	-
Net cash provided by (used in) investing activities	995,779	(5,512)	(66,740)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	2,807,232	3,423,294	2,573,785
Repayment of short-term bank borrowings	(2,545,021)	(2,937,480)	(1,855,907)
Proceeds from short-term borrowings from guarantor	251,484
Repayment of long-term bank borrowings	-	(91,021)	(145,090)
Loans from other financial institution	326,188	1,384,466	44,583
Repayments of loans from other financial institutions	(774,492)	(589,470)	(671,658)
Repayments of obligations under capital leases	-	-	(339,956)
Advanced from related parties	4,772,348	263,976	2,370,680
Repayments to related parties	(1,791,509)	(2,390,802)	(2,111,086)
Net cash provided by (used in) financing activities	3,046,230	(937,037)	(134,649)

Effect of exchange rate change on cash	(80)	(2,879)	(43,789)

Net decrease in cash and restricted cash	84,050	(11,939)	(679,058)

Cash and restricted cash at beginning of the year	89,731	101,670	780,728

Cash and restricted cash at end of the year	$173,781	$89,731	$101,670

Supplemental disclosure of cash flow information:
Interest paid	$182,892	$154,047	$166,020
Income tax paid	$66,793	$27,461	$172,555
Supplemental non-cash investing and financing information:
Proceeds from disposal of revenue equipment collected by a related party	$6,927	$32,767	$64,248
Purchase of revenue equipment paid by a related party	$123,872	$45,957	$18,115
Right-of-use assets obtained in exchange of lease liabilities	$-	$-	$87,205
Offset between amount due from related parties and amount due to related parties	$1,723,255	$1,129,080	$2,074,225
Offset between related parties and prepayment to suppliers	$2,784,171	$-	$-
Borrowings from a related party to pay deferred offering cost	$67,368	$109,617	$312,606

Reconciliation to amounts on consolidated balance sheets:
Cash	$170,431	$86,287	$98,125
Restricted cash	3,350	3,444	3,545
Total	$173,781	$89,731	$101,670

The accompanying notes are an integral part of these consolidated financial statements.

HAOXIN HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In U.S. Dollars, unless stated otherwise)

Note 1 – Nature of business and organization

Haoxin Holdings Limited and its consolidated subsidiaries (collectively referred to as the “Group” or the “Company”) primarily provide trucking and delivery services using its own truckload fleet and subcontractors to meet its customers’ diverse transportation needs across different provinces or within Guangdong in the People’s Republic of China (the “PRC” or “China”).

Haoxin Holdings Limited (“Haoxin Cayman”) is a holding company incorporated in the Cayman Islands on April 26, 2022 under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Haoxin (BVI) Limited (“Haoxin BVI”) established under the laws of the British Virgin Islands on May 13, 2022. Haoxin BVI is also a holding company holding all of the outstanding equity of Haoxin HongKong Limited (“Haoxin HK”) which was incorporated in Hong Kong on May 27, 2022. On April 16, 2025, the Company closed its firm commitment initial public offering (the “IPO”) of 1,750,000 Shares, at a public offering price of $4.00 per share, for total gross proceeds of $7,000,000, before deducting underwriting discounts, commissions and other related expenses. As of the date of this report, no over-allotment options or warrants are exercised.

Reorganization

A reorganization of the Company’s legal structure was completed on August 4, 2022. The reorganization involved the incorporation of Haoxin Cayman, and its wholly-owned subsidiaries, Haoxin BVI, and Haoxin HK; and the transfer of all equity ownership of Ningbo Haoxin International Logistics Co., Ltd. (“Ningbo Haoxin”) to Haoxin HK from the former shareholders of Ningbo Haoxin.

On August 4, 2022, the former shareholders transferred their 100% ownership interest in Ningbo Haoxin to Haoxin HK, which is 100% owned by Haoxin Cayman through Haoxin BVI. After the reorganization, Haoxin Cayman owns 100% equity interests of Haoxin BVI, Haoxin HK and Ningbo Haoxin. The controlling shareholder of Haoxin Cayman is same as of Ningbo Haoxin prior to the reorganization.

As part of the reorganization, on January 19, 2023, the Company issued 528,000 Class A ordinary shares and 4,799,556 Class B ordinary shares at a consideration of $0.0001 per share to TZJ Global (BVI) Limited and 6,671,444 Class A ordinary shares at a consideration of $0.0001 per share to 15 investors, which increased pro rata the number of shares each shareholder owns and did not change their respective percentage of ownership in the Company. Ordinary shares outstanding after this issuance is 12,000,000 ordinary shares, including (i) 7,200,000 Class A ordinary shares and (ii) 4,800,000 Class B ordinary shares.

Ningbo Haoxin was incorporated on March 18, 2013 in Ningbo, Zhejiang under the laws of the PRC. Zhejiang Haoxin Logistics Co., Ltd. (“Zhejiang Haoxin”), a company providing temperature-controlled truckload service, was incorporated on September 25, 2018 in Ningbo, Zhejiang under the laws of the PRC. Prior to the reorganization, Ningbo Haoxin and Zhejiang Haoxin were under common control. On January 18, 2022, for the purpose of reorganization so that the business of the Company could be rearranged to be under a common holding company, the entire equity interest of Zhejiang Haoxin was transferred to Ningbo Haoxin.

Shenzhen Haiyue Freight Co., Ltd. (“Haiyue”), a company providing urban delivery services, was incorporated on July 10, 2003 in Shenzhen, Guangdong under the laws of the PRC. Shenzhen Longanda Freight Co., Ltd. (“Longanda”), a Haiyue wholly-owned subsidiary providing urban delivery services, was incorporated on October 21, 2004. Prior to the reorganization, Ningbo Haoxin, Haiyue and Longanda were under common control. On April 14, 2022, for the purpose of reorganization so that the business of the Company could be rearranged to be under a common holding company, the entire equity interest of Haiyue was transferred to Ningbo Haoxin.

These transactions were between entities under common control, and therefore accounted for in a manner similar to the pooling of interest method. Under the pooling-of-interests method, combination between two businesses under common control is accounted for at carrying amounts with retrospective adjustment of prior period financial statements, and the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction (i.e., distribution to parent company). As opposed to the purchase method of accounting, no intangible assets are recognized in the transaction, and no goodwill is recognized as a result of the combination.

Since the Company and its subsidiaries are effectively controlled by the same controlling shareholder before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

Note 2 – Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Haoxin (BVI) Limited (“Haoxin BVI”)	● A British Virgin Islands company ● Incorporated on May 13, 2022 ● A holding company	100% owned by Company
Haoxin HongKong Limited (“Haoxin HK”)	● A Hong Kong company ● Incorporated on May 27, 2022 ● A holding company	100% owned by Haoxin BVI
Ningbo Haoxin International Logistics Co., Ltd. (“Ningbo Haoxin”)	● A PRC limited liability company ● Incorporated on March 18, 2013 ● Providing Temperature-Controlled Truckload Service	100% owned by Haoxin HK
Zhejiang Haoxin Logistics Co., Ltd. (“Zhejiang Haoxin”)	● A PRC limited liability company ● Incorporated on September 25, 2018 ● Providing Temperature-Controlled Truckload Service	100% owned by Ningbo Haoxin
Shenzhen Haiyue Freight Co., Ltd. (“Haiyue”)	● A PRC limited liability company ● Incorporated on July 10, 2003 ● Providing Urban Delivery Services	100% owned by Ningbo Haoxin
Shenzhen Longanda Freight Co., Ltd. (“Longanda”)	● A PRC limited liability company ● Incorporated on October 21, 2004 ● Providing Urban Delivery Services	100% owned by Haiyue

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, the Company’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for credit loss, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Foreign currency translation and transaction

The functional currencies of the Company are the local currency of the country in which the subsidiaries operate. The reporting currency of the Company is the United States Dollars (“U.S. dollar”). The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Monetary assets and liabilities   denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Exchange gains and losses are recognized in the consolidated statements of income and comprehensive income.

The functional currency of Haoxin Cayman, Haoxin BVI and Haoxin HK is U.S. dollar. The Company’s subsidiaries with operations in PRC use the local currency, Renminbi (“RMB”), as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.

For the purpose of presenting these financial statements of subsidiaries using RMB as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 7.2993 and 7.0999 as of December 31, 2024 and December 31, 2023, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 7.1957 and 7.0809 for the years ended December 31, 2024 and 2023, respectively.

Cash

Cash comprises of cash in banks and cash on hand. As of December 31, 2024 and 2023, the Company did not have any cash equivalents. Cash were held in accounts at financial institutions located in the PRC‚ which is subject to statutory controls limiting its convertibility into foreign currencies. In addition, these balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness. The Company and its subsidiaries have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

Restricted cash

Cash balances that have restrictions as to withdrawal or usage are considered restricted cash. Restricted cash that will be released to cash within the next 12 months is classified as current asset, while the balance restricted for use longer than one year is classified as non-current asset on the consolidated balance sheet.

Restricted cash balances as of December 31, 2024 and 2023 were $3,350 and $3,444. Restricted cash solely refers to the cash restricted in the bank account for the using of electronic toll collection system.

Accounts Receivable and allowance for credit loss

Accounts receivables are stated and carried at original invoiced amount. Accounts are considered overdue after 180 days. From January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable.

The Company adopted ASC Topic 326 using the modified retrospective method in scope of the standard. Results for reporting periods beginning after January 1, 2023 are presented under ASC Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company recorded a decrease to opening retained earnings of $285,061 (includes the effect of deferred taxes of $95,020) as of January 1, 2023 due to the cumulative impact of adopting ASC Topic 326. Upon adoption, the Company recorded $87,639 of recovery of credit loss for the year ended December 31, 2023. the Company recorded $82,415 of provision for credit loss for the year ended December 31, 2024.

The Company uses simplified flow rate matrix approach to estimate expected credit losses for the accounts receivable. The allowance for credit loss is estimated for accounts receivable that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The approach considers factors including historical ageing schedule and forward-looking macroeconomic conditions.

Prepayments

Prepayments are cash advanced to suppliers for purchasing goods or services that have not been received or provided made to the Company’s customers and landlord. This amount is refundable and bears no interest. Prepayment are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. Management reviews its prepayments on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. The allowance for impairment of prepayments were $nil and $nil as of December 31, 2024 and 2023, respectively.

Other receivables, loan receivables and Deposits

Other receivables primarily include short-term interest-free advances made to third parties, rental deposit and the insurance premium. Deposits are cash deposited to suppliers for purchasing goods or services that made to the Company’s suppliers. Deposits are classified as either current or non-current based on the terms of the respective agreements. Management reviews its other receivables and deposits on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. The allowance is based on management’s best estimate of specific losses applicable to ASC 326, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. The allowance for credit losses of other receivables and deposits were $25,988 and $nil as of December 31, 2024 and 2023, respectively.

Property and equipment, net

Property and equipment are stated at cost net of accumulated depreciation and impairment. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service, after considering the estimated residual value which is 5% of costs. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Computer and office equipment	3-5 years
Revenue equipment*	4-6 years

*	Revenue equipment are trucks and trailers used only for providing trucking services.

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

The Company sold and leased back certain of our revenue equipment for obtaining working capital. As a result of our continued involvement, for accounting purposes in accordance with ASC 606-10-55-68, these sale and leaseback transactions are considered a financing rather than a sale. Therefore, for purposes of the Company’s consolidated balance sheets, as of December 31, 2024, $333,012 was recorded to “Current maturities of loans from other financial institutions” and $144,696 was recorded to “Long-term loans from other financial institutions”.

Deferred Offering Costs

Pursuant to ASC 340-10-S99-1, costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be expensed.

Leases

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows. For the year ended December 31, 2024, the Company did not have any impairment loss against its operating right-of-use assets.

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2024 and 2023, no impairment of long-lived assets was recognized.

Fair Value Measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Interest rates that are currently available to the Company for issuance of long-term debt and finance lease with similar terms and remaining maturities are used to estimate the fair value of the Company’s long-term debt. The fair value of the Company’s long-term debt approximated the carrying value on December 31, 2024 and 2023, as the weighted average interest rate on these long-term debt approximates the market rate for similar debt.

Claims accruals

With respect to cargo loss and auto liability, the Company maintains insurance coverage to protect it from certain business risks. Claims accruals represent the uninsured portion of pending claims including estimates of adverse development of known claims, plus an estimated liability for incurred but not reported claims. Upon settling claims and expenses associated with claims where it has third party coverage, the Company is generally required to initially fund payment to the claimant and seek reimbursement from the insurer.

The Company shall be responsible for any loss or damages to the goods entrusted to it or any loss or damage or personal injury happened in the course of the Company’s provision of relevant trucking services. As at the date of this report the Company maintained an adequate insurance coverage in relation to the trucking services to be delivered to its customers and third-party liability. The Company has also maintained sufficient workers’ compensation for its employees.

Revenue Recognition

Revenues are mainly generated from provision of trucking services. For each trip, The Company has a single performance obligation, to transport its customer’s freight from a specified origin to a specified destination, with the transit period typically being less than four days.

The Company subcontracts certain of its trucking services and other transportation services to external transportation companies, primarily to carry out trucking services for customers with demand of irregular delivery schedules. The Company also engages subcontractors when it is under capacity assuming its master service agreements with customers allow subcontracting. Revenue is generated from the same base of customers. The Company evaluates whether its performance obligation is a promise to transfer services to the customer (as the principal) or to arrange for services to be provided by another party (as the agent) using a control model. The Company’s evaluation determined that it is in control of establishing the transaction price, managing all aspects of the shipments process and taking the risk of loss for delivery, collection, and returns. Based on its evaluation of the control model, the Company determined that all of its major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

The Company applies the practical expedient in Topic 606 that permits the Company to not disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the period as the Company’s contracts have an expected length of one year or less.

The Company’s remaining performance obligations represent the transaction price allocated to future reporting periods for freight services started but not completed at the reporting date. This includes the unbilled amounts and accrued freight costs for freight shipments in transit. As of December 31, 2024 and 2023, the Company had $nil and $nil of unbilled amounts recorded in accounts receivable and $nil and $nil of accrued freight costs recorded in accounts payable, respectively.

Disaggregated information of revenues by geographic locations are as follows:

	For the year ended December 31
	2024	2023	2022
Huadong area	$17,146,852	$22,677,045	$23,287,208
Huazhong area	905,858	223,052	372,051
Southwest area	169,640	134,943	73,383
Northwest area	812,888	1,483	53,400
Northeast area	4,220,467	47,278	11,889
Huanan area	2,316,105	3,580,801	5,150,108
Total revenues	$25,571,810	$26,664,602	$28,948,039

Our revenue generated from temperature-controlled truckload services and urban delivery services, the disaggregated information of revenues by type of services are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Revenue
Temperature-controlled truckload services	$23,627,273	$23,511,352	$24,673,847
Urban delivery services	1,944,537	3,153,250	4,274,192
Total revenue	$25,571,810	$26,664,602	$28,948,039

Transportation costs

The transportation costs primarily consist of fuel expenses, highway bridge expenses, insurance expenses, drivers’ wages, maintenance and repairs expenses, subcontractor fees, depreciation expenses and other expenses.

Sales and marketing expenses

Sales and marketing expenses mainly include sales staff salaries and travel and entertainment expenses. Salaries incurred for years ended December 31, 2024, 2023 and 2022 were $69,696, $68,872 and $67,888, respectively. Travel and entertainment expenses incurred for years ended December 31, 2024, 2023 and 2022 were $7,522, $23,326 and $23,411, respectively.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $247,393, $267,432 and $164,129 for the years ended December 31, 2024, 2023 and 2022, respectively.

Value added taxes

The Company is subject to value added tax (“VAT”). Revenue from provision of trucking services is generally subject to VAT at the rate of 0%, 6% and 9% starting in April 2019. The Company is entitled to a refund for VAT already paid on goods and services purchased. The VAT balance is recorded in the tax payables on the audited consolidated balance sheet. Revenues are presented net of applicable VAT.

Income taxes

The Company accounts for income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Comprehensive loss

Comprehensive loss consists of two components, net income and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under US GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its presentation currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2024 and 2023, there were no dilutive shares.

Statutory Reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Segment Reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended December 31, 2024, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s consolidated financial position, results of operations, or cash flows.

The Company’s chief operating decision maker (“CODM”) has been identified as its CEO, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC.

Related Party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the followings: a) affiliate, a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) principle owner, the owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; d) other parties that has ability to significant influence the management or operating policies of the entity. Management reviews the amount due from related parties on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. The allowance for credit losses were $nil, $nil and $nil as of December 31, 2024, 2023 and 2022, respectively.

Liquidity

Our business requires substantial amounts of cash to cover operating expenses as well as to fund capital expenditures, working capital changes, principal and interest payments on our obligations, lease payments, to support tax payments when we generate taxable income.

As of December 31, 2024, the Company had $173,781 in cash and restricted cash. The Company’s working capital was $17,195,235 as of December 31, 2024. The Company’s principal sources of liquidity have been proceeds from providing temperature-controlled truckload services and urban delivery service. As reflected in the consolidated financial statements, the Company had a net income of $3,173,703 for the year ended December 31, 2024. The Company will require a minimum of approximately $14.0 million over the next twelve months to operate at its current level, either from revenues or fundings from shareholders and banks.

As of December 31, 2024, the Company's working capital of $17 million was sufficient to support current liabilities of $14 million, based on the above considerations, the Company’s management is of the opinion that it has sufficient funds to meet the Company’s working capital requirements and debt obligations as they become due over the next twelve (12) months.

Recent issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. 5 The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is evaluating the potential impact of this guidance on its tax disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027 for all public business entities. Early adoption is permitted. The amendments is applied either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements of adopting this guidance.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial position, statements of operations and cash flows.

Concentrations of Risks

(a)	Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is subject to statutory controls limiting its convertibility into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As a result, the Company is exposed to foreign exchange risk as revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of RMB revenues, earnings and assets as expressed in U.S. dollar financial statements will decline. The Company has not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

(b)	Concentration of Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and restricted cash. As of December 31, 2024, and 2023, substantially all of the Company’s cash and restricted cash were held by major financial institutions located in the PRC, which management believes are of high credit quality.

For the credit risk related to accounts receivable, the Company performs ongoing credit evaluations of its customers. The Company establishes an allowance for credit loss based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

(c)	Customer concentration risk

No customer accounted for more than 10.0% of the Company’s total revenue for the year ended December 31, 2024.Three customers accounted for 15.0%, 12.3% and 11.6% of the Company’s total revenue for the year ended December 31, 2023. Two customers accounted for 15.5% and 14.2% of the Company’s total revenue for the year ended December 31, 2022. No other customer accounted for more than 10% of the company’s revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, four customers accounted for 26.1%, 13.2%, 11.8% and 11.7% of the total accounts receivable balance. As of December 31, 2023, four customers accounted for 20.8%, 20.7%, 16.0% and 12.0% of the total accounts receivable balance, respectively. Accounts receivable from other customers did not exceed 10% of the Company as of December 31, 2024 and 2023, respectively.

(d)	Vendor concentration risk

For the year ended December 31, 2024, three subcontractors accounted for 29.2%, 19.8% and 11.8% of the Company’s total subcontracting costs. For the year ended December 31, 2023, three subcontractors accounted for 27.6%, 24.0% and 18.5% of the Company’s total subcontracting costs. For the year ended December 31, 2022, two subcontractors accounted for 16.1% and 14.0% of the Company’s total subcontracting costs. No other subcontractor accounts for more than 10% of the Company’s total subcontracting costs for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, no subcontractor accounted for more than 10% of the total balance of accounts payable. As of December 31, 2023, two subcontractors accounted for 11.1% and 10.9% of the total balance of accounts payable. No other subcontractor accounts for more than 10% of the Company’s accounts payable as of December 31, 2024 and 2023, respectively.

Note 3 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2024	December 31, 2023

Accounts receivable	$19,735,072	$18,261,451
Allowance for credit loss	(614,024)	(547,742)
Total accounts receivable, net	$19,121,048	$17,713,709

Movements of allowance for credit loss are as follows:

	December 31, 2024	December 31, 2023

Beginning balance	$547,742	$273,731
Adoption ASU 2016-13	-	380,081
Provision (Recovery of)	82,415	(87,639)
Exchange rate effect	(16,133)	(18,431)
Ending balance	$614,024	$547,742

Note 4 – Prepayments

Prepayments consist of the following:

	December 31, 2024	December 31, 2023
Prepayments
Prepayment – fuel expenses[1]	$7,455,660	$4,437,478
Prepayment – subcontractor costs	189,842	870,206
Prepayment – insurance expenses	114,978	154,950
Prepayment – Parts and spares costs	2,710	2,885
Prepayment – professional fees	548	36,615
Prepayment – others	22,818	7,035
Total prepayments	$7,786,556	$5,509,169

1.	Since the large fluctuations in fuel price in the market, the Company considers optimizing the overall cost, so the Company purchased fuel when the fuel price is low for future fuel reserve to avoid excessive cost due to the large increase of fuel price in the future. Prepaid fuel expenses primarily involve advance payments to five suppliers.

As the company has secured new clients, its performance is expected to grow substantially in 2025. Consequently, the company has increased its prepaid fuel expenses. As of February 28, 2025, the company has consumed a total of $1,236,178 in fuel expenses. The prepaid fuel is expected to be fully utilized within seven months.

Note 5 – Other receivables

Other receivables consist of the following:

	December 31, 2024	December 31, 2023
Other receivables
Advances for operational purpose[1]	$2,942,424	$1,092,583
Lending – non-interest-bearing	24,249	24,930
Others	12,697	88
Provision for credit loss	(25,988)	-
Exchange rate effect	369	-
Total Other receivables	$2,953,751	$1,117,601

1.	As of December 31, 2024, the Company entered into a contract with Ningbo Luxiang Logistics Co., LTD for the amounts of $1,640,236 (RMB 11,972,576). In December 2024, the agreement was terminated because Ningbo Luxiang Logistics Co., LTD could not continue to provide service. As of the date of this report, the Company had fully collected the other receivables of $1,640,236 back.

As of December 31, 2024, the Company entered into a contract with Ningbo Zhongjin International Logistics Co., LTD for the amounts of $1,248,126 (RMB 9,110,449). In December 2024, the agreement was terminated because Ningbo Zhongjin International Logistics Co., LTD could not continue to provide service. As of the date of this report, the Company had fully collected the other receivables of $1,248,126 back.

Note 6 – Loan receivables

Loan receivables consist of the following:

	December 31, 2024	December 31, 2023
Loan receivables
Lending – non-interest-bearing[1]	$1,022,107	$-
Total Loan receivables	$1,022,107	$-

1.	On September 26, 2024, the Company entered into a 12-months term loan with third parties for the amounts of $1,022,107 with no interest. As of the date of this report, the Company has fully collected the loan receivables of $1,022,107.

Note 7 – Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2024	December 31, 2023
Property and equipment
Computer and office equipment	$106,518	$112,946
Revenue equipment	5,417,435	6,235,734
Subtotal	5,523,953	6,348,680
Less: accumulated depreciation	(4,988,918)	(5,457,161)
Property and equipment, net	$535,035	$891,519

The net balance of computer and office equipment was $40,117 and $52,568 as of December 31, 2024 and 2023, respectively. The net balance of revenue equipment was $494,918 and $838,952 as of December 31, 2024 and 2023, respectively.

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 was $390,341, $551,062 and $861,127, respectively. For the year ended December 31, 2024, the Company disposed property and equipment with cost of $788,848 with accumulated depreciation $714,102 for proceeds of $31,113 resulting in disposal loss of $43,633. For the year ended December 31, 2023, the Company disposed property and equipment with cost of $793,687 with accumulated depreciation $701,556 for proceeds of $39,405 resulting in disposal loss of $52,726. For the year ended December 31, 2022, the Company disposed property and equipment with cost of $374,600 with accumulated depreciation $326,490 for proceeds of $64,248 resulting in disposal gain of $16,138.

Disaggregated information of revenue equipment by types and arrangements as of December 31, 2024 and 2023 are as follows:

	December 31, 2024
	Number of revenue equipment owned with no obligations	Number of revenue equipment owned and pledged for borrowings	Total	Book value of revenue equipment owned with no obligations	Book value of revenue equipment owned and pledged for borrowings	Total
Tractors	40	44	84	$250,114	$103,636	$353,750
Trailers	87	1	88	63,669	16,303	79,972
Vans	50	-	50	61,196	-	61,196
Total	177	45	222	$374,979	$119,939	$494,918

	December 31, 2023
	Number of revenue equipment owned with no obligations	Number of revenue equipment owned and pledged for borrowings	Total	Book value of revenue equipment owned with no obligations	Book value of revenue equipment owned and pledged for borrowings	Total
Tractors	65	34	99	$323,391	$220,505	$543,896
Trailers	99	1	100	135,078	16,761	151,839
Vans	52	-	52	143,217	-	143,217
Total	216	35	251	$601,686	$237,266	$838,952

Note 8 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2024	December 31, 2023
Other payables and accrued liabilities
Loan form Guarantor[2]	$253,080	$-
Borrowings – non-interest-bearing[1]	240,133	305,754
Receipt in advance	200,084	121,599
Salary payables	62,574	67,266
Others[3]	120,817	56,099
Total other payables and accrued liabilities	$876,688	$550,718

1.	Borrowing mainly involves interest-free borrowing from third parties.
2.	In May 2023, the Company received a short-term borrowing from Industrial and Commercial Bank of China of RMB 2,310,000 (approximately $325,357) with an annual interest rate of 3.55% to be due in May 2024. The company defaulted on the principal borrowed in May 2024. In August 2024, Shenzhen Hi-Tech Investment Small Micro Financing Guarantee Co., Ltd. has repaid RMB1,809,601 (approximately $247,914) on behalf of the Company, with interest payments of $5,165 as of December 31, 2024.
3.	Others mainly involve the Company’s security reserves and the withholding of employees’ social insurance premiums. Additionally, it includes litigation compensation to be executed.

Note 9 – Credit facilities

Short-term bank borrowings

Outstanding balances of Short-term bank borrowings as of December 31, 2024 and 2023 consisted of the following:

Bank name	Term	Interest rate	Collateral/ Guarantee	Date of paid off	December 31, 2024	December 31, 2023
Agricultural Bank of China Limited company Ningbo Beilun branch	From December, 2024 to December, 2025	Average rate of 3.10%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	-	$684,997	$-
China CITIC Bank Co., LTD. Ningbo branch	From July, 2024 to July, 2025	Average rate of 3.15%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	-	684,997	-
Huishang Bank Co., LTD. Ningbo Beilun branch	From September, 2024 to March, 2025	Average rate of 3.9%	Guarantee by Mr. Zhengjun, Tao, Ms. Shasha, Chen and Zhejiang Haoxin	-	684,997	-
Bank of China Limited Zhenhai branch	From December, 2024 to December, 2025	Average rate of 4.35%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen pledges of mortgages of real estate	-	438,399	-
Ningbo Beilun Branch of Linshang Bank Co., Ltd.	From July, 2023 to July, 2024	Average rate of 6.09%	Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen, pledged by real estate owned by Mr. Zhengjun Tao and Ms. Shasha Chen	July 19, 2024	-	281,694
Agricultural Bank of China	From December, 2023 to December, 2024	Average rate of 3.45%	Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	December 31, 2024	-	704,235
Industrial and Commercial Bank of China[1]	From May, 2023 to May, 2024	Average rate of 3.75%	Guaranteed by Shenzhen High-tech Investment Small and Micro Financing Guarantee Co., Ltd	December 31, 2024	-	325,357
Shanghai Pudong Development Bank Co., Ltd.	From April, 2023 to April, 2024	Average rate of 4.98%	-	April 19, 2024	-	14,085
Bank of China	From March, 2023 to March, 2024	Average rate of 3.85%	Guaranteed by Mr. Lihai Zhang, Ms. Hongyan Zhang and Mr. Chengzhi Zhao, pledged by accounts receivable of the Shenzhen Haiyue Freight Co., Ltd. and a real estate owned by Ms. Hongyan Zhang	March 8, 2024	-	926,774
Bank of China	From March, 2023 to March, 2024	Average rate of 4.10%	Guaranteed by Ningbo Haoxin International Logistics Co., Ltd., Shenzhen Longanda Freight Co., Ltd., Ms. Hongyan Zhang and Mr. Chengzhi Zhao	March 21, 2024	-	39,437
Total					$2,493,390	$2,291,582

1.	In June 2022, the Company entered into a 12-month operating loan agreement with Industrial and Commercial Bank of China. The Company received a fund of RMB 2,310,000 (approximately $334,919) with an annual interest rate of 3.8% to be due in June 2023. On May 24, 2023, the Company paid up the loan. In May 2023, the Company received a fund of RMB 2,310,000 (approximately $325,357) with an annual interest rate of 3.55% to be due in May 2024. The company defaulted on the principal borrowed in May 2024. In August 2024, Shenzhen Hi-Tech Investment Small Micro Financing Guarantee Co., Ltd. has repaid RMB1,809,601 (approximately $247,914) to the Company, with interest payments of $5,165 as of December 31, 2024. As of April 30, 2025, the Company has full repaid this bank loan.

Interest expense incurred from short-term bank borrowings were $76,672, $95,419 and $68,254 for the years ended December 31, 2024, 2023 and 2022, respectively.

The bank loans outstanding for the years ended December 31, 2024 and 2023 carried a weighted average interest rate of approximately 5.1% and 6.1% per annum, respectively.

Loans from other financial institutions

The Company sold some revenue equipment to other financial institutions and leased back from them who also provide the Company an option to repurchase the equipment. Because of the options to repurchase back the equipment, in accordance with ASC 606-10-55-68, these transactions are considered as a financing rather than a sales. Loans from other financial institutions also include loans pledged by the Company’s accounts receivables and owned vehicles. Accordingly, A total of $333,012 was recorded to “Current maturities of loans from other financial institutions” and $144,696 was recorded to “Long-term loans from other financial institutions” of the consolidated balance sheet as of December 31, 2024. A total of $556,284 was recorded to “Current maturities of loans from other financial institutions” and $389,194 was recorded to “Long-term loans from other financial institutions” of the consolidated balance sheet as of December 31, 2023. The total cash received from these transactions were $326,188 and $1,384,466 for the year ended December 31, 2024 and 2023. Interest expense incurred long-term loans from other financial institutions were $106,984, $51,655 and $76,735 for the years ended December 31, 2024, 2023 and 2022, respectively.

The outstanding balances and maturities schedule of loans from other financial institutions is as follow:

Outstanding balances of loans from other financial institutions as of December 31, 2024 and 2023 consisted of the following:

Non-financial institutions name	Term	Interest rate	Collateral/ Guarantee	Date of paid off	December 31, 2024	December 31, 2023
Zhongli International Leasing Co., Ltd.	From September 2023 to September 2028	Average rate of 8.46%	Guaranteed by Zhejiang Haoxin Logistics Co., Ltd, Ms. Shasha Chen and Mr. Zhengjun Tao	-	$218,097	$386,527
Far East Hongxin Inclusive Financial Leasing (Tianjin) Co., Ltd.	From November 2023 to April 2026	Average rate of 8.84%	Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	-	160,464	378,536
Far East Hongxin Inclusive Financial Leasing (Tianjin) Co., Ltd.	From May 2024 to November 2026	Average rate of 6.08%	Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	-	99,146	-
He Yun International Financial Leasing Co., Ltd.	From December 2023 to November 2024	Average rate of 8.70%	Pledged by vehicle owned by the Company	December 26, 2024	-	143,795
Shuanghui Commercial Factoring Co., Ltd.	From February 2023 to February, 2024	Average rate of 7.50%	Guaranteed by Henan SME Investment Guarantee Co., Ltd, counter-guaranteed by Ms. Shasha Chen, pledged by accounts receivable of the Ningbo Haoxin International Logistics Co., Ltd.	February 16, 2024	-	36,620
Total					$477,708	$945,478

The Company entered into a loan agreement with He Yun International Financial Leasing Co., Ltd. in January 2024, with a term from January 2024 to November 2024. The principal amount was $124,461, carrying an average rate of 8.61% and the loan was pledged by vehicle owned by the Company. As of December 31, 2024, the Company had fully repaid the loan.

The Company entered into a loan agreement with He Yun International Financial Leasing Co., Ltd. in January 2024, with a term from January 2024 to November 2024. The principal amount was $61,020, carrying an average rate of 8.45% and the loan was pledged by vehicle owned by the Company. As of December 31, 2024, the Company had fully repaid the loan.

The maturities schedule of loans from other financial institutions is as follow:

	As of December 31, 2024	As of December 31, 2023
Payments due by period
Less than 1 year	$333,012	$556,284
1-2 years	136,968	275,010
2-3 years	4,212	106,239
3-4 years	3,516	4,330
4-5 years	-	3,615
Total	$477,708	$945,478

Note 10 – Leases

Operating leases as lessee

As of December 31, 2024, the Company has operating leases recorded on its consolidated balance sheet for certain office spaces and warehouses that expire on various dates through 2025. The Company does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements contain lease component only. Payments under the Company’s lease arrangement are fixed and no variable leases costs are included.

The following tables shows ROU assets and lease liabilities, and the associated financial statement line items:

	As of December 31, 2024	As of December 31, 2023
Assets
Operating lease right-of-use assets, net	$2,413	$14,543

Liabilities
Operating lease liabilities, current	$5,052	$13,549
Operating lease liabilities, non-current	$-	$2,997

Weighted average remaining lease term (in years)	0.25	1.25
Weighted average discount rate (%)	3.85%	3.85

Information related to operating lease activities for the years ended December 31, 2024 and 2023 are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023

Operating lease right-of-use assets obtained in exchange for lease liabilities	$-	$-

Operating lease expense	$12,251	$40,060
Short-term lease expense	59,343	28,239
Total	$71,594	$68,299

Maturities of operating lease liabilities were as follows:

Lease Liabilities
Twelve months ending December 31,
2025	$5,070
Thereafter	-
Total lease payments	5,070
Less: imputed interest	18
Total	$5,052

The Company entered into several lease for office space and warehouses located in Ningbo and Shenzhen:

Location of property	Approximate gross floor area	Term of Lease	Facility Usage
	(sq. meters)
Unit A06, Area 1, 6th Floor, Building 828, Sun ‘gang, Baoan North Road, Luohu District, Shenzhen	57.00	One year (May 1, 2022 to April 30, 2023)	Office
Room 329-1/329-2, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	513.91	One year (January 1, 2022 to January 1, 2023)	Office
Room 329-1/329-2, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	513.91	One year (January 1, 2023 to December 31, 2023)	Office
Room 329-3,329-4,329-5, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	227.88	One year (January 1, 2023 to December 31, 2023)	Office
301, Building C, Shenghexing Logistics Park, Intersection of Yongfu Road and Liyuan Road, Fuhai Street, Shenzhen	150.75	31 months (September 1, 2022 to March 14, 2025)	Warehouse
Ningbo Free Trade Zone Financial Technology Building 329-1,329-2, 329-3,329-4,329-5	741.49	One year (January 1, 2024 to December 31, 2024)	Office
Unit A06, Area 1, 6th Floor, Building 828, Sun ‘gang, Baoan North Road, Luohu District, Shenzhen	57.00	One year (May 1, 2023 to April 30, 2024)	Office
Rooms 901, 902, 903, 904, 905 (907), 906, 909, 910, 911, 912, No. 1 Xingye Road, Xinqi Subdistrict, Beilun District, Ningbo City	1,111.00	Six months (September 1, 2024 to February 28, 2025)	Office

Note 11 – Related party balances and transactions

Related party balances

The amount due from related parties consists of the following:

RP Name	Relationship	Nature	December 31, 2024	December 31, 2023
Mr. Lihai Zhang	Senior Employee	Advances for operational purpose	$-	$874,397
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	Short-term loans bearing no interests	-	1,165,480
Total			$-	$2,039,877

The amount due to related parties consists of the following:

RP Name	Relationship	Nature	December 31, 2024	December 31, 2023
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	Advances for operational purpose	$-	$2,893
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 90% of the company’s shares	Advances for operational purpose	-	7,887
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	Advances for operational purpose	94,864	-
Mr. Lihai Zhang	Senior Employee	Advances for operational purpose	54,139	-
Mr. Chun Gao	Senior Employee	Advances for operational purpose	-	16,579
Shenzhen Longanda Environmental Protection Equipment Co., Ltd.	Mr. Chun Gao holds 50% of the shares of the company	Advances for operational purpose	-	2,725
Ms. Xing Wang	Executive Director	Advances for deferred offering costs	489,591	422,223
Ms. Xing Wang	Executive Director	Advances for operational purpose	1,007,918	818,458
Total			$1,646,512	$1,270,765

Related party transactions

Significant transactions with related parties were as follows:

1)	Advanced from related parties:

RP Name	Relationship	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	$4,041,140	$-	$-
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	-	-	1,713,361
Mr. Lihai Zhang	Senior Employee	54,919	-	-
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 90% of the company’s shares	486,829	-	-
Mr. Chun Gao	Senior Employee	-	18,036	-
Shenzhen Longanda Environmental Protection Equipment Co., Ltd.	Mr. Chun Gao holds 50% of the shares of the company	-	1,652	83,149
Ms. Xing Wang	Executive Director	189,460	244,288	574,170
Total		$4,772,348	$263,976	2,370,680

2)	Repayments to related parties:

RP Name	Relationship	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Mr. Lihai Zhang	Senior Employee	$130,929	$12,757	$783,977
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 100% of the company’s shares	-	464,368	386,092
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	1,595,893	951,854	-
Ms. Laidi Wei	Immediate family member of Mr. Zhengjun Tao	-	38,960	-
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	-	922,863	583,986
Mr. Chun Gao	Senior Employee	64,687	-	357,031
Total		$1,791,509	$2,390,802	$2,111,086

3)	Proceeds from disposal of revenue equipment collected by a related party：

RP Name	Relationship	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2023
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	$6,232	$14,719	$1,118
Mr. Lihai Zhang	Senior Employee	695	16,636	20,776
Mr. Chun Gao	Senior Employee	-	1,412	42,354
Total		$6,927	$32,767	$64,248

4)	Purchase of revenue equipment paid by related parties:

RP Name	Relationship	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2023
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	$123,872	$45,957	$446
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	-	-	2,362
Mr. Lihai Zhang	Senior Employee	-	-	15,307
Total		$123,872	$45,957	$18,115

5)	Offset between amount due from related parties and amount due to related parties

Amount due from related parties:

RP Name	Relationship	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Mr. Lihai Zhang	Senior Employee	$199,528	$-	$1,552,250
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 100% of the company’s shares	-	472,277	461,903
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	1,475,399	656,803	-
Mr. Chun Gao	Senior Employee	48,328	-	60,072
Total		$1,723,255	$1,129,080	$2,074,225

Offset by amount due to related parties:

RP Name	Relationship	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 100% of the company’s shares	$494,612	$-	$-
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	-	-	2,074,225
Mr. Lihai Zhang	Senior Employee	-	847,350	-
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	1,228,643	281,730	-
Total		1,723,255	1,129,080	$2,074,225

6)	Borrowings from a related party to pay deferred offering cost

RP Name	Relationship	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Ms. Xing Wang	Executive Director	$67,368	$109,617	$312,606

7)	Collection from loans to related parties

RP Name	Relationship	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Mr. Lihai Zhang	Senior Employee	$862,756	$-	$-
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	1,149,963	-	-
Total		$2,012,719	$-	$-

8)	Offset between related parties and prepayment to suppliers

RP Name	Relationship	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Mr. Lihai Zhang	Senior Employee	$67,904	$-	$-
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	2,716,267	-	-
Total		$2,784,171	$-	$-

Due to certain creditor-debtor relationships between some suppliers and the company's related parties, the balances with these suppliers and related parties share the same nature. As a result, the prepayment to these third party suppliers and related parties have been offset.

Collateral and Guarantee

The collateral and guarantee made by related parties to the Company as of December 31, 2024 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2024

Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Agricultural Bank of China	From December, 2024 to December, 2025	$684,997	$684,997
Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	China CITIC Bank Co., LTD. Ningbo branch	From July, 2024 to July, 2025	684,997	684,997
Guarantee by Mr. Zhengjun, Tao, Ms. Shasha, Chen and Zhejiang Haoxin	Huishang Bank Co., LTD. Ningbo Beilun branch	From September, 2024 to March, 2025	684,997	684,997
Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen pledges of mortgages of real estate	Bank of China Limited Zhenhai branch	From December, 2024 to December, 2025	438,398	438,399
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd, Ms. Shasha Chen and Mr. Zhengjun Tao	Zhongli International Leasing Co., Ltd.	From September 2023 to September 2028	218,097	218,097
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	Far East Hongxin Inclusive Financial Leasing (Tianjin) Co., Ltd.	From November 2023 to April 2026	160,464	160,464
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	Far East Hongxin Inclusive Financial Leasing (Tianjin) Co., Ltd.	From May 2024 to November 2026	99,146	99,146
Total			$2,971,097	$2,971,097

The collateral and guarantee made by related parties to the Company as of December 31, 2023 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2023
Guaranteed by Henan SME Investment Guarantee Co., Ltd, counter-guaranteed by Ms. Chen Shasha, pledged by accounts receivable of the Ningbo Haoxin International Logistics Co., Ltd.	Shuanghui Commercial Factoring Co., Ltd.	From February, 2023 to May, 2027	$42,254	$36,620
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd, Ms. Shasha Chen and Mr. Zhengjun Tao	Zhongli International Leasing Co., Ltd.	From September 2023 to September 2028	386,527	386,527
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	Far East Hongxin Inclusive Financial Leasing (Tianjin) Co., Ltd.	From November 2023 to April 2026	378,536	378,536
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen, pledged by real estate owned by Mr. Zhengjun Tao and Ms. Shasha Chen	Ningbo Beilun Branch of Linshang Bank Co., Ltd.	From July, 2023 to July, 2024	281,694	281,694
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Agricultural Bank of China	From December, 2023 to December, 2024	704,235	704,235
Guaranteed by Mr. Lihai Zhang, Ms. Hongyan Zhang and Mr. Chengzhi Zhao, pledged by accounts receivable of the Shenzhen Haiyue Freight Co., Ltd. and a real estate owned by Ms. Hongyan Zhang	Bank of China	From March, 2023 to March, 2024	985,929	926,774
Guaranteed by Ningbo Haoxin International Logistics Co., Ltd., Shenzhen Longanda Freight Co., Ltd., Ms. Hongyan Zhang and Mr. Chengzhi Zhao	Bank of China	From March, 2023 to March, 2024	140,847	39,437
			$2,920,022	$2,753,823

Note 12 – Employee benefits government plans

The Company participates in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. PRC labor regulations require the Company to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate based on the basic monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. Total expenses for the plans were $247,393, $267,432 and $164,129 for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 13 – Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

Haoxin BVI is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Haoxin HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Haoxin HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments.

For qualified small and low-profit enterprises, from January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1 million but not exceeding RMB 3 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2022, 2023 and 2024, some PRC subsidiaries are qualified small and low-profit enterprises as defined, and thus they are eligible for the above preferential tax rates for small and low-profit enterprises. For the year ended December 31, 2024, Haiyue and Longanda was eligible to employ this policy.

Significant components of the income tax expenses consisted of the following for the years ended December 31,

	2024	2023	2022
Current income tax expenses	$1,425,811	$1,512,881	$1,686,239
Deferred income tax (benefit) expenses	(5,670)	21,910	(49,933)
Total income tax expenses	$1,420,141	$1,534,791	$1,636,306

Income / (loss) before provision for income taxes is attributable to the following geographic locations for the years ended December 31:

	December 31, 2024	December 31, 2023	December 31, 2022
PRC	$4,783,304	$5,748,577	$6,497,475
Cayman	(189,460)	(244,288)	(574,170)
Total income before Income Taxes	$4,593,844	$5,504,289	$5,923,305

Deferred tax assets consist of as follow:

	As of December 31, 2024	As of December 31, 2023
Deferred tax assets:
Allowance for credit loss	$159,911	$136,936
Tax loss carry forward	11,561	-
Total deferred tax assets	171,472	136,936
Less valuation allowance	(32,688)	-
Total deferred tax assets, net of valuation allowance	138,784	136,936

The changes related to valuation allowance are as follows:

	December 31, 2024	December 31, 2023

Balance at beginning of the year	$-	$-
Additions	32,688
Reversals	-	-
Balance at end of the year	$32,688	$-

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. Total net operating losses (NOLs) carryforwards of the Company in mainland China is $nil and $46,246 as of December 31, 2023 and 2024, respectively. As of December 31, 2024, net operating loss carryforwards from PRC will expire in calendar years 2029, if not utilized.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the operating loss of LAD, a subsidiary of the Company, and concluded that it is more likely than not that the LAD will not generate future taxable income prior to the expiration of the majority of net operating losses. Accordingly, as of December 31, 2023 and 2024, a $nil and $32,688 valuation allowance has been established respectively.

Reconciliation of effective income tax rate is as follows for the years ended December 31:

	December 31, 2024	December 31, 2023	December 31, 2022
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of tax rate differential	0.2%	-0.7%	-0.3%
Effect of different tax rates of subsidiary operating in other jurisdiction	1.0%	1.1%	2.4%
Deferred tax effect of tax rate change	-	0.6%	-0.6%
Change in valuation allowance	0.7%	-	-
Non-deductible items*	4.0%	2.0%	1.1%
Effective tax rate	30.9%	28.0%	27.6%

*	Non-deductible items mainly arise from expenses not deductible for tax purposes primarily including business entertainment expenses and late fees.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical metrics, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024, 2023 and 2022, the Company was obliged to pay the income tax and the late fees of $7,366,799, $5,408,325 and $3,629,882, respectively, as the Company failed to pay the income tax for the years ended December 31, 2023, 2022, 2021 and 2020 by May 31, 2024, the deadline for making such tax payment. The Company anticipates an additional accrual related to this same position in the next 12 months.

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Income tax
Balance at beginning of the year	$5,408,325	$3,629,882	1,925,841
Increase related to current year tax positions	1,354,568	1,403,368	1,665,675
Late fee accrual	781,973	483,757	231,101
Exchange rate conversion difference	(178,067)	(108,682)	(192,735)
Settlement	-	-	-
Balance at end of the year	$7,366,799	$5,408,325	3,629,882

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of December 31, 2024, 2023 and 2022 was $7,366,799, $5,408,325 and 3,629,882, respectively. The Company recognizes accrued interest and penalty related to unrecognized tax benefits in income tax expenses. For the years ended December 31, 2024, 2023 and 2022, the Company had accrued late penalty of $781,973, $483,757 and $231,101, respectively.

Value added tax

For revenues that are earned by provision of trucking services and received in the PRC are subject to a Chinese VAT at the rate of 9% starting in April 2019, at the rate of 10% starting in May 2018 to March 2019, at the rate of 11% in April 2018 and prior of the gross proceed or at a rate approved by the Chinese local government. For revenues earned by provision of international transportation services and received in the PRC are subject to a Chinese VAT at the rate of 0% starting in May 2016.

Taxes payable consisted of the following:

	As of December 31, 2024	As of December 31, 2023
VAT taxes payable	$412,385	$593,903
Income taxes payable	7,478,630	5,501,850
Other taxes payable	8,109	11,212
Total taxes payables	$7,899,124	$6,106,965

Note 14 – Shareholders’ equity

Ordinary shares

Haoxin Cayman was established under the laws of Cayman Islands on April 24, 2022. The authorized number of ordinary shares was 500,000,000 shares with a par value of $0.0001 per ordinary share.

With the effect of resolutions passed by board of directors on April 26, 2022, 556 Class A ordinary shares were issued with a par value of $0.0001 and 444 Class B ordinary shares were issued with a par value of $0.0001. As of the date hereof, the authorized number of ordinary shares is 500,000,000 shares with a par value of $0.0001 and the total issued number of ordinary shares is 1,000.

For reorganization before the IPO, on January 19, 2023, the Company issued 528,000 Class A ordinary shares and 4,799,556 Class B ordinary shares at a consideration of $0.0001 per share to TZJ Global (BVI) Limited and 6,671,444 Class A ordinary shares at a consideration of par value of $0.0001 per share to 15 investors, which increased pro rata the number of shares each shareholder owns and did not change their respective percentage of ownership in the Company.

The holders of Class B ordinary shares are entitled to 20 votes per share and each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary shares delivering a written notice to the Company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary share. In no event shall Class A ordinary shares be convertible into Class B ordinary shares. Save and except for voting rights and conversion rights as set out in the second amended and restated memorandum and articles of association, the Class A ordinary shares and the Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

On April 16, 2025, the Company closed its firm commitment initial public offering (the “IPO”) of 1,750,000 Shares, at a public offering price of $4.00 per share, for total gross proceeds of $7,000,000, before deducting underwriting discounts, commissions and other related expenses. As of the date of this report, no over-allotment options or warrants are exercised.

The Company has retroactively restated all shares and per share data for all the periods presented pursuant to ASC 260. According to the above transactions, the Company has retroactively adjusted the shares and per share data for all periods presented.

Additional paid-in capital

As of December 31, 2024 and 2023, additional paid-in capital in the consolidated balance sheets represented the contributed capital of the Company. All additional paid-in capital was contributed in cash.

Shares subscription receivables

For recapitalization before the IPO, on January 19, 2023, the Company issued 7,199,444 Class A ordinary shares and 4,799,556 Class B ordinary shares for a total consideration of $1,200 on a pro rata basis to all existing shareholders. The Company expects to receive the consideration by the end of 2025.

Statutory reserves

In accordance with the relevant PRC laws and regulations, The Company’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Company’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the statutory reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the shareholders of each of the Company’s subsidiaries in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The statutory reserves recorded by the Company’s subsidiaries in the PRC were $895,682 and $895,682 as of December 31, 2024 and 2023, respectively.

Restricted assets

As a result of these PRC laws and regulations and the requirement that distributions by the Company’s subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Company’s subsidiaries in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s subsidiaries in the PRC not available for distribution, was $3,852,982 and $3,852,982 as of December 31, 2024 and 2023, respectively.

Note 15 – Commitments and Contingencies

Lease Commitments

The Company entered into several lease for office space and warehouses located in Ningbo and Shenzhen with terms ended 2025. The Company’s minimum lease payment commitments under these operating leases as of December 31, 2024 are set forth in the “Note 10 - Leases” section.

Contingencies

As of December 31, 2024, 2023 and 2022, the Company had no outstanding lawsuits or claims.

Note 16 – Subsequent events

On April 16, 2025, the Company closed its firm commitment initial public offering (the “IPO”) of 1,750,000 Shares, at a public offering price of $4.00 per share, for total gross proceeds of $7,000,000, before deducting underwriting discounts, commissions and other related expenses. As of the date of this report, no over-allotment options or warrants are exercised.

On January 24, 2025, the Company entered into a 12-month credit loan agreement with Bank of China Limited, Zhenhai Branch, for the principal amount of RMB 1,500,000 (approximately $205,499) with an annual interest rate of 3.1%. The bank credit loan is jointly guaranteed by Ms. Shasha Chen, Mr. Zhengjun Tao and Ningbo Haoxin.

On February 27, 2025, the Company entered into a 12-month credit loan agreement with Bank of China Limited, Beilun Branch, for the principal amount of RMB 5,000,000 (approximately $684,997) with an annual interest rate of 3.2%. The bank credit loan is jointly guaranteed by Ms. Shasha Chen and Mr. Zhengjun Tao.

Note 17 – Segment information

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM, specifically the Company’s CEO, for making decisions, allocating resources and assessing performance.

The CODM considers that the Company has only two principal revenue stream, which is the temperature-controlled truckload service and urban delivery services. The Company carries out all its business activities and operations in China. All transactions are concluded and completed in China with similar terms and conditions. Internally, the Company reports costs and expenses by nature as a whole for management decision-making and assessment. Based on management’s assessment, the Company determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, since all the Company’s revenue is derived in China with all operations being carried out in China, no geographical segment is presented. The Company concludes that it has only one reportable segment.

The CODM of the Company primarily utilizes the net income to monitor budget-to-actual performance and to assess the adequacy of capital resources for marketing and development. The following table presents the significant revenue and expense categories in the Company’s single operating segment:

	For the Years Ended December 31,
	2024	2023	2022
Revenue	$25,571,810	$26,664,602	$28,948,039
Cost of revenue	(19,086,439)	(19,805,055)	(21,205,463)
Selling and marketing expenses	(78,722)	(92,890)	(91,570)
General and administrative expenses	(866,333)	(758,620)	(1,444,858)
Interest expenses	(188,897)	(154,047)	(166,019)
Other expenses	(861,587)	(538,006)	(273,821)
Other income	104,012	188,305	156,997
Provision for income taxes	(1,420,141)	(1,534,791)	(1,636,306)
Net income of single operating segment	$3,173,703	$3,969,498	$4,286,999

Note 18 – Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have other commitments, long-term obligations, or guarantees as of December 31, 2024 and 2023.

Basis of preparation

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in its consolidated financial statements, except that the Parent Company has used the equity method to account for its investment in its subsidiaries. Accordingly, the condensed financial information presented herein represents the financial information of the Parent Company.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote discloses certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.

PARENT COMPANY BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash	$-	$-
Other receivables	-	-
Total current assets	-	-

OTHER ASSETS
Deferred offering costs	489,591	422,223
Investment in subsidiaries	19,380,459	16,516,432
Total assets	$19,870,050	$16,938,655

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Amount due to related parties	$1,497,509	$1,240,681
Total liabilities	$1,497,509	$1,240,681
COMMITMENTS AND CONTINGENCIES	$-	$-

SHAREHOLDERS’ EQUITY

Class A ordinary shares: $0.0001 par value, 400,000,000 shares authorized, 7,200,000 shares issued and outstanding as of December 31, 2024 and 2023	720	720
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 4,800,000 shares issued and outstanding as of December 31, 2024 and 2023	480	480
Shares subscription receivables	(1,200)	(1,200)
Additional paid-in capital	2,957,300	2,957,300
Statutory reserves	895,682	895,682
Retained earnings	15,907,979	12,734,276
Accumulated other comprehensive loss	(1,388,420)	(889,284)
Total shareholders’ equity	18,372,541	15,697,974

Total liabilities and shareholders’ equity	$19,870,050	$16,938,655

PARENT COMPANY STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	For the year ended December 31,
	2024	2023	2022
GENERAL AND ADMINISTRATIVE EXPENSES	$(189,460)	$(244,288)	$(574,170)

OPERATING LOSS	(189,460)	(244,288)	(574,170)

EQUITY INCOME OF SUBSIDIARIES	3,363,163	4,213,786	4,861,169

INCOME BEFORE INCOME TAXES	3,173,703	3,969,498	4,286,999

PROVISION FOR INCOME TAXES	-	-	-

NET INCOME	3,173,703	3,969,498	4,286,999

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(499,136)	(372,229)	(795,275)
COMPREHENSIVE INCOME	$2,674,567	$3,597,269	$3,491,724

PARENT COMPANY STATEMENT OF CASH FLOWS

For the Year Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net cash used in operating activities:	$-	$-	$-

Cash flows from investing activities:	-	-	-
Net cash provided by investing activities:	-	-	-

Cash flows from financing activities:	-	-	-
Net cash provided by financing activities	-	-	-

Effect of exchange rate change on cash	-	-	-

Net increase in cash

Cash at beginning of the year	-	-	-

Cash at end of the year	$-	$-	$-
Supplemental non-cash investing and financing information:
Operating expense paid by related party	$189,460	$244,288	$574,170
Deferred offering cost paid by related party	$67,368	$109,617	$312,606