Form 20-F
period 2025-12-31
Haoxin Holdings Ltd
filed 2026-04-30
CIK 1936817

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,200,000 Class A ordinary shares and 4,800,000 Class B ordinary shares issued and outstanding as of December 31, 2025.

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

INTRODUCTION

Throughout this report, unless the context indicates otherwise, references to “Haoxin Cayman”, “we,” “us,” the “Company,” “our company” refer to HAOXIN HOLDINGS LIMITED 昊鑫控股有限公司, a holding company. References to “PRC subsidiaries” refer to the Haoxin Holdings Limited’s subsidiaries established under the laws of the People’s Republic of China. Unless otherwise indicated, in this report, references to:

●	“China” or the “PRC” refer to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this report only;

●	“Class A ordinary shares” refer to a class of shares of Haoxin Cayman (as defined below) with par value $0.0001 per share;

●	“Class B ordinary shares” refer to a class of shares of Haoxin Cayman (as defined below) with par value $0.0001 per share;

●	“Haoxin Cayman” or the “Company” refer to HAOXIN HOLDINGS LIMITED 昊鑫控股有限公司, a Cayman Islands exempted company;

●	“Haoxin BVI” refers to Haoxin (BVI) Limited, a British Virgin Islands company and a wholly-owned subsidiary of Haoxin Cayman;

●	“Haoxin HK” refers to Haoxin HongKong Limited, a Hong Kong company and a wholly-owned subsidiary or Haoxin BVI;

●	“Haoxin WFOE” or “Ningbo Haoxin” refer to Ningbo Haoxin International Logistics Co., Ltd., a wholly foreign-owned enterprise (“WFOE”) incorporated in the PRC and a wholly-owned subsidiary of Haoxin HK;

●	“Zhejiang Haoxin” refers to Zhejiang Haoxin Logistics Co., Ltd., a PRC company and a wholly-owned subsidiary of Haoxin WFOE;

●	“Haiyue” refers to Shenzhen Haiyue Freight Co., Ltd., a PRC company, a former wholly-owned subsidiary of Haoxin WFOE, and was disposed of on May 31, 2025.

●	“Longanda” refers to Shenzhen Longanda Freight Co., Ltd., a PRC company and a wholly-owned subsidiary of Haiyue, which was disposed of on May 31, 2025.

●	“RMB” refers to Renminbi, or the legal currency of the PRC;

●	“HKD” refers to the official currency of Hong Kong;

●	“IPO” refers to the initial public offering;

This report contains translations of certain RMB amounts into US dollar amounts at specified rates solely for the convenience of the reader. All reference to “US dollars”, “USD”, “US$” or “$” are to United States dollars. The relevant exchange rates are listed below:

	December 31,	December 31	December 31,
	2025	2024	2023

Period Ended RMB: USD exchange rate	6.9931	7.2993	7.0999
Period Average RMB: USD exchange rate	7.1875	7.1957	7.0809

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements.

You can identify many of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “seek,” “could,” “should,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	competition in our industry;

●	government policies and regulations relating to our industry; and

●	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You should read this annual report thoroughly and with the understanding that our actual future results may be materially different from what we expect. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” and “Item 5—Operating and Financial Review and Prospects,” and elsewhere in this annual report. All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Our Business

We are a provider of temperature-controlled truckload service and urban delivery services in China with over 22 years of experience in the transportation industry. We started our urban delivery service business in 2003 and started expanding our business into temperature-controlled truckload service in 2016. We currently conduct all our operations through our subsidiaries, Ningbo Haoxin, Zhejiang Haoxin, Longanda and Haiyue, Longanda and Haiyue were divested in the first half of 2025, and such disposal has not impacted the steady growth of the Company’s business. The goods we take charge of transporting focus on factory logistics, which include electronic devices, chemicals, fruit, food, and commercial goods. After continuous development, we have been recognized and accredited by the China Federation of Logistics and Purchasing as a 3A-Grade transportation service provider.

As of the date of this report, we operate a truckload fleet with 70 tractors, 97 trailers and 31 vans, none of which are under finance lease. Given the large scale of our fleet, we offer both network density and broad geographic coverage to meet our customers’ diverse transportation needs within the PRC. Our business has created a successful business model that has allowed us to expand our customer base and market coverage whilst maintaining good relationships with our existing customers.

Our mission is to become the most reliable and sustainable transportation company that specialize in temperature-controlled truckload services in China by offering punctual, cost-effective, capable and intelligent transportation services, while maintaining a sizeable fleet of transportation vehicles of our own as well as reliable subcontracting arrangements. Given that the transportation industry in many regions of China is still underrepresented, we aim to capture additional market share by leveraging our strengths we have developed during the past 22 years and continue to grow our business by implementing a number of strategies.

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

On August 4, 2022, the former shareholders transferred their 100% ownership interest in Ningbo Haoxin to Haoxin HK, which is 100% owned by Haoxin Cayman through Haoxin BVI. After the reorganization, Haoxin Cayman owns 100% equity interests of Haoxin BVI, Haoxin HK and Ningbo Haoxin. The controlling shareholder of Haoxin Cayman is the same as that of Ningbo Haoxin prior to the reorganization.

As part of the reorganization, on January 19, 2023, the Company issued 528,000 Class A ordinary shares and 4,799,556 Class B ordinary shares at a consideration of $0.0001 per share to TZJ Global (BVI) Limited and 6,671,444 Class A ordinary shares at a consideration of $0.0001 per share to 15 investors, which increased pro rata the number of shares each shareholder owns and did not change their respective percentage of ownership in the Company. Ordinary shares outstanding after this issuance were 12,000,000 ordinary shares, including (i) 7,200,000 Class A ordinary shares and (ii) 4,800,000 Class B ordinary shares.

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

On May 31, 2025, we completed the disposal of two subsidiaries, Haiyue, and its wholly-owned subsidiary, Longanda. Prior to the transaction, Haiyue was wholly owned by our subsidiary, Ningbo Haoxin. The disposal was executed through the sale of Ningbo Haoxin’s 100% equity interest in Haiyue, which consequently resulted in the disposition of Longanda. Both Haiyue and Longanda were limited liability companies incorporated in the PRC and were engaged in providing urban delivery services. Upon completion of the disposal, Haiyue and Longanda were deconsolidated from our financial statements.

The following diagram illustrates our corporate structure including our subsidiaries as of the date of this annual report (“Annual Report”).

Haoxin Holdings Limited
("Haoxin Cayman")
a Cayman Islands company
100%
Haoxin (BVI) Limited
("Haoxin BVI")
a British Virgin Islands company
100%
Haoxin (Hong Kong) Limited
("Haoxin HK")
a Hong Kong SAR company
Offshore
100%
Onshore
Ningbo Haoxin International Logistics Co., Ltd.
("Ningbo Haoxin")
a PRC company
100%
Zhejiang Haoxin Logistics Co., Ltd.
("Zhejiang Haoxin")
a PRC company

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

In order for us to pay dividends to our shareholders, we will rely on payments made from our PRC subsidiaries, i.e., Zhejiang Haoxin, to Haoxin WFOE, from Haoxin WFOE to Haoxin HK, from Haoxin HK to Haoxin BVI, and finally from Haoxin BVI to Haoxin Cayman. Certain payments from our PRC subsidiaries to Haoxin HK are subject to PRC taxes, including VAT. As of the date of this report, our PRC subsidiaries have not made any transfers or distributions.

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

On December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021). See “Risk Factors—Risks Related to Doing Business in China” on page 9 of this report.

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

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. See “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us,” “Risk Factors — Risks Related to Doing Business in China — Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China,” and “Risk Factors — Risks Related to Doing Business in China — We may lose the ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless if the Chinese government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers” on pages 27, respectively, of this Annual Report.

Implication of the Holding Foreign Companies Accountable Act (the “HFCAA”)

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three, thus reducing the time period for triggering the prohibition on trading. If the PCAOB is unable to inspect or investigate our auditor completely for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. Following the PCAOB’s December 15, 2022 vacatur of its prior determinations and the August 2022 U.S.-PRC Protocol allowing PCAOB inspections of China and HK-based firms, we believe our current auditor PKF Littlejohn LLP (PCAOB-registered, UK-based and inspectable) is not subject to HFCAA trading prohibitions.

Our former auditor, Marcum Asia CPAs LLP (“Marcum Asia”), an independent registered public accounting firm that issued the audit report for the years ended December 31, 2024 and 2023, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in New York, and is subject to inspection by the PCAOB on a regular basis. Our current auditor, PKF Littlejohn LLP (“PKF”), is neither headquartered in mainland China nor Hong Kong and is not subject to any PCAOB determination limiting inspections. PKF is a UK based public accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. Its most recent inspection (Release No. 104-2025-099, May 22, 2025) is publicly available.

However, recent developments with respect to audits of China-based companies create uncertainty about the PCAOB’s ability to access audit workpapers relating to China-based operations or personnel, to the extent such workpapers are subject to restrictions under PRC law. Additionally, on August 26, 2022, the China Securities Regulatory Commission, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol has enabled ongoing PCAOB inspections since 2023. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. See “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 30.

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

Our ability to transfer funds to our PRC subsidiaries is subject to PRC governmental regulations. The process of remitting funds to China may take several months to complete.

Any loans to the PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE.

To remit the proceeds of the offering, we must take the following steps:

●	First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to SAFE certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments of the domestic residents, and foreign exchange registration certificate of the invested company. As of the date of this Annual Report, we have already opened a special foreign exchange account for capital account transactions.

●	Second, we will remit the funds into this special foreign exchange account.

●	Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary significantly. Ordinarily the process takes several months but is required by law to be accomplished within 180 days of application.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the our offshore funds and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. If we fail to receive such approvals, our ability to use the proceeds of the offerings and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

Substantial uncertainties exist with respect to the interpretation, implementation and future amendments of the Foreign Investment Law of the People’s Republic of China, its implementing regulations and the Negative List regime and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Foreign Investment Law of the People’s Republic of China (the “FIL”) and its implementing regulations became effective on January 1, 2020. The FIL reflects an expected Chinese regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and unified legislative efforts to apply largely consistent corporate legal requirements for both foreign and domestic investments.

Among other things, the FIL and its implementing regulations expand the definition of foreign investment and introduce the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise (“FIE”). The FIL provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance, treated as a Chinese domestic investor provided that the entity is “controlled” by Chinese entities and/or citizens. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a Negative List promulgated or updated by the State Council from time to time. Unless the underlying business of the FIE falls within the Negative List, which calls for market entry clearance, prior approval from the government authorities as mandated by the previous foreign investment legal regime would no longer be required for establishment of the FIE.

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

Because the Overseas Listing Rules are currently in draft form and given the novelty of the overseas listing regulatory framework under the FIL and the Negative List, there remain substantial uncertainties as to whether and what requirements, including filing requirements, will be imposed on a PRC company with respect to its listing and offerings overseas as well as with the interpretation and implementation of existing and future regulations in this regard. For example, it is unclear as to whether the approval requirement under the Negative List will apply to follow-on offerings by PRC companies engaged in prohibited businesses and whose offshore holding company is listed overseas. If such approval is in fact required and given the NDRC’s indication of CSRC’s involvement in the approval process, there is also a lack of clarity on the application procedure, requirement and timeline which may not be resolved until the Overseas Listing Rules, which provide for the filing procedures of the overseas offering and listing of a PRC company with the CSRC, are formally enacted and implemented.  If the Overseas Listing Rules are enacted in the current form before the completion of our future proposed offerings, we will be required to make a filing with the CSRC in connection with such offerings within three business days after its completion. If the approval requirement under the Negative List applies to follow-on offerings by PRC companies whose offshore holding company is listed overseas, we may be required to obtain an approval for the proposed offerings or we may be required to relinquish our licenses pertaining to prohibited businesses. If we relinquish or are required to relinquish these licenses, while we do not expect our business operation to be materially adversely affected, we are uncertain whether or when the relevant procedures will be completed.

The development, manufacture and sales of construction materials products and manufacturing equipment are not currently subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment (Amended in 2017), or the Catalogue, issued by the National Development and Reform Commission and the Ministry of Commerce on June 28, 2017 and became effective on July 28, 2017. Under the currently effective FIL and the applicable Negative List, foreign investment in these industries is not prohibited or restricted. Accordingly, the FIL does not materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects. However, should the development, manufacture and sales of construction materials products and manufacturing equipment become subject to foreign investment restrictions under future versions of the Negative List, then the viability of our current corporate structure, corporate governance and business operations may be materially impacted in many aspects.

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

We are an exempted company incorporated under the laws of the Cayman Islands and, as such, rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations.   As of December 31, 2025 and 2024, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that the relevant tax authority will not challenge our determination regarding our qualification to enjoy the preferential tax treatment. We cannot assure that we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Haoxin HK, our Hong Kong subsidiary.

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

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S., including in instances of fraud, in emerging markets generally. In August 2022, the PCAOB entered into a protocol with PRC authorities intended to facilitate inspections and investigations of PCAOB-registered accounting firms in mainland China and Hong Kong, and in December 2022 the PCAOB announced that it had vacated its prior determinations that it was unable to inspect such firms. However, the PCAOB has made clear that its determinations are subject to ongoing assessment and may be revisited if access to inspections or investigations is restricted in the future. As a result of this scrutiny, criticism, and negative publicity, and broader market concerns relating to China-based issuers, the publicly traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business, and our share price. In the event that we become the subject of any unfavorable allegations, or heightened regulatory or market scrutiny, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. In the event that such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

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

On August 14, 2017, the President of the United States issued a memorandum instructing the United States Trade Representative (“USTR”) to determine whether to investigate under section 301 of the United States Trade Act of 1974 (Trade Act) the laws, policies, practices, or actions of the Chinese government that may be unreasonable or discriminatory and that may be harming United States intellectual property rights, innovation, or technology development. Based on information gathered in that investigation, the USTR published a report on March 22, 2018, on the Chinese government’s acts, policies, and practices supporting findings that are unreasonable or discriminatory and burden or restrict United States commerce. On March 8, 2018, the President exercised his authority to issue significant tariffs on imports of steel and aluminum from several countries, including China. Subsequently, the USTR announced an initial proposed list of 1,300 goods imported from China that could be subject to additional tariffs and initiated a dispute with the World Trade Organization against China for alleged unfair trade practices. The President has indicated that his two primary concerns to be addressed by China are (i) a mandatory $100 billion reduction in the China/United States trade deficit and (ii) limiting the planned $300 billion Chinese government support for advanced technology industries, including artificial intelligence, semiconductors, electric cars, and commercial aircraft. On July 6, 2018, the United States initially imposed 25% tariffs on $34 billion worth of Chinese goods, including agriculture and industrial machinery, which prompted the Chinese government to initially impose tariffs on $34 billion worth of goods from the United States, including beef, poultry, tobacco, and cars. Since July 2018, the United States imposed tariffs on $250 billion worth of Chinese products and has threatened tariffs on $325 billion more. In response, China imposed tariffs on $110 billion worth of US goods and threatened qualitative measures that would affect US businesses operating in China. In May 2019, the United States raised the tariffs on $100 billion of Chinese products to 25% from 10%. Tariffs were expected to increase further to 30% on October 15, 2019. However, the increase was suspended pending negotiation of a “phase one” trade agreement with China. On August 1, 2019, President Trump announced a new 10% ad valorem duty on additional goods imported from China, which amount was then increased to 15% on August 23, 2019. The new tariff at the rate of 15% became effective on September 1, 2019 with respect to certain categories of goods and was expected to become effective for additional categories of goods on December 15, 2019. On December 13, 2019 the US and China signed a “phase one” trade agreement, which avoided the imposition of additional tariffs. However, there can be no assurances that the US or China will not increase tariffs or impose additional tariffs in the future. Following the “Phase One” trade agreement, trade tensions between the United States and China have escalated materially, particularly after President Trump’s reelection in 2025. The United States imposed significantly higher tariffs under Section 301 on a broad range of Chinese imports, with headline tariff rates exceeding 100% on certain product categories, while maintaining elevated duties on steel, aluminum, and automotive products. China responded with retaliatory tariffs reported to exceed 80% on selected U.S. goods, as well as export controls affecting strategic materials. These measures contributed to a sharp contraction in bilateral trade flows during the second half of 2025. U.S. containerized imports from China declined by more than 20% year-over-year in certain months, with overall bilateral trade volumes falling by an estimated $130 billion. There can be no assurance that trade conditions will stabilize, and any further escalation could materially increase our costs, disrupt supply chains, reduce demand for our products and adversely affect our business, financial condition and results of operations.

Heightened tensions in international relations, particularly between the United States and China, also as a result of the war in Ukraine and Iran, and sanctions on Russia, show no clear signs of improvement. These tensions have affected both diplomatic and economic ties among countries. Our business is subject to risks associated with international trade policies, particularly those between the United States and China. Tensions between the two countries have led to trade restrictions, sanctions, and tariffs that could materially affect our supply chain, costs, and market access.

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

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets. In August 2022, the PCAOB entered into a protocol with PRC authorities intended to facilitate inspections and investigations of PCAOB-registered accounting firms in mainland China and Hong Kong, and in December 2022 the PCAOB vacated its prior determinations that it was unable to inspect such firms.

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

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for the applicable statutory period (as amended), the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

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

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The Company’s former auditor, Marcum Asia is based in New York, New York and the current auditor PKF is based in the UK, and therefore was not subject to the December 16, 2021 PCAOB determinations.

On August 26, 2022, the PCAOB signed an SOP Agreement with the China Securities Regulatory Commission and the MOF. The SOP Agreements establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. However, the PCAOB has stated that its ability to conduct complete inspections and investigations remains subject to ongoing assessment and may be reconsidered if access is restricted in the future, in which case positions taken by authorities in the PRC could again obstruct the PCAOB’s ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong, and companies audited by those firms could become subject to trading prohibitions under the HFCAA.

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

Historically, the lack of access to the PCAOB inspection in China has prevented the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our former auditor, Marcum Asia, the independent registered public accounting firm that issued the audit report for the years ended December 31, 2024 and 2023 included elsewhere in this report, is registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in New York, New York and is subject to inspection by the PCAOB on a regular basis. Our current auditor, PKF Littlejohn LLP (“PKF”), is not headquartered in mainland China or Hong Kong and is not identified in PCAOB’s Determination Report. PKF is a United Kingdom based public accounting firm that is registered with the PCAOB and can be inspected by the PCAOB.

However, recent developments with respect to audits of China-based companies create uncertainty with respect to the PCAOB’s ability to obtain audit workpapers relating to China-based operations, if applicable, without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. It remains unclear what the SEC’s implementation process related to the above rules and amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Class A ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

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

Our top three customers accounted for 20.8%, 15.2% and 39.1% of revenues for the year ended December 31, 2025, 2024 and 2023, respectively, and the amounts due from these customers included in accounts receivable were $1,446,069, $6,055,957 and $8,424,004, representing 15.9%, 30.7% and 46.0% of total accounts receivable, respectively.

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers in the end-user marketplace. In addition, revenues from our top three customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other factors, some of which may be outside of our control. Further, some of our contracts with our top five customers permit them to terminate our services at any time (subject to notice and certain other provisions). If any of our top five customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our services or we could lose the customer. Any such development could have an adverse effect on our margins and financial position and would negatively affect our revenues and results of operations and/or trading price of our Class A ordinary shares.

The loss of any of our key customers could reduce our revenues and our profitability.

We consider our major customers in each period to be those customers that accounted for more than 10% of our revenue in such period. We had nil, nil and three such major customer for the years ended December 31, 2025, 2024 and 2023, respectively. As most of our revenues are driven by customers’ demand for our truckload services, there can be no assurance that we will maintain or improve the relationships with customers who do not have long-term contracts with us. Our major customers often change each period based on when a given order is placed. In the event that we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could harm our business, financial condition, and results of operations.

The loss of any of our key suppliers could have a materially adverse effect on our results of operations.

We consider our major suppliers in each period to be those vendors that accounted more than 10% of overall purchases in such period. We had nil, nil and three such major suppliers for the year ended December 31, 2025, 2024 and 2023, respectively. We believe that currently we can locate replacement suppliers readily on the market for prevailing prices and not have significant difficulty replacing a given vendor. However, there is no guarantee that we would not develop significant reliance on certain suppliers in the future. Any difficulty in replacing such a vendor could adversely affect our Company’s performance to the extent it results in higher prices, a slower supply chain, and ultimately less desirable results of operations.

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

The provision of trucking services is highly reliant on the availability of the appropriate fuel and its cost and an increase in fuel prices may increase our costs. During the years ended December 31, 2025, 2024 and 2023, our fuel costs accounted for approximately 28.8%, 27.9% and 26.7% of our transportation costs, respectively. Geopolitical instability in key energy-transit regions, including recent disruptions affecting critical shipping routes such as the Strait of Hormuz, may further contribute to volatility in global fuel prices, which could increase our operating costs and adversely affect our profitability.

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

Our business requires a substantial number of personnel, and labor costs comprised 19.1%, 18.7% and 18.7% of our total transportation costs for the years ended December 31, 2025, 2024 and 2023, respectively. Any failure to retain stable and dedicated labor by us, our suppliers and subcontractors may lead to disruptions to or delays in our services. We, our suppliers and subcontractors often hire additional or temporary workers to handle the significant increase in express and freight volumes. We have observed an overall tightening labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salaries, social benefits and employee headcounts and we may also face seasonal labor shortages. We, our suppliers and subcontractors compete with other companies for labor, and we may not be able to offer competitive salaries and benefits compared to them.

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

We have entered into a number of transactions with related parties, including our shareholders, directors, and executive officers. See “Related Party Transactions” on page 105. For example, in order to solve urgent and sudden needs of payment for highway bridge expenses or fuel expenses, in 2024, our Chairman and CEO, Mr. Zhengjun Tao, periodically make cash payments on behalf of the Company. During the year ended December 31, 2025, 2024 and 2023, Mr. Zhengjun Tao made cash payments on behalf of the Company of $1,212,265, $792,866 and $651,082, respectively.

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

Any significant growth in the market for our services or our entry into new markets may require additional employees for managerial, operational, financial, and other purposes. As of December 31, 2025, 2024 and 2023 we had 40, 85 and 122 employees, respectively. We would also need to continue to expand, train and manage our employees. Continued future growth will impose significant added responsibilities upon our management to identify, recruit, maintain, integrate, and motivate new employees.

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

Our liquidity relies significantly on short-term borrowings. As of December 31, 2025, we had twelve outstanding short-term loans provided by seven banks, totaling RMB 54,500,000 in the aggregate, or approximately $7,793,396. As of December 31, 2024, we had four outstanding short-term loans provided by four banks, totaling RMB 18,200,000 in the aggregate, or approximately $2,493,390. As of December 31, 2023, we had six outstanding short-term loans provided by five banks, totaling RMB 16,270,000 in the aggregate, or approximately $2,291,582. All short-term loans of the Company are entirely applied to payments for operation-related software procurement and fuel fees.

The Company also has bank acceptance notes outstanding with the banks and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. As of December 31, 2025, 2024 and 2023 restricted cash was $3,496, $3,350 and $3,444, respectively. No cash is restricted to assure future credit availability.

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

Further, if our level of indebtedness increases, in the future, it could:

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

As of December 31, 2025, we had $22,647,352 in total liabilities and $50,273,079 in total assets. As of December 31, 2024, we had $14,006,704 in total liabilities and $32,379,245 in total assets. Our debt to asset ratio increased in 2025 compared with 2024, which may put us at high risk of default on our loans under certain circumstances, such as interest rates rising suddenly causing us unable to make our payments to the banks. If we default on our loans, we will be subject to penalties pursuant to our agreements with the banks and our business and financial condition will be materially adversely affected. As of December 31, 2025 and 2024, the debt to asset ratio is 0.45 and 0.43, respectively.

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

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute to obtain or retain business. We will have operations, agreements with third parties, and sales in China, which may experience corruption. Our existing business in Asia creates the risk of unauthorized payments or offers of payments by one of our company’s employees, consultants, or sales agents because these parties are not always subject to our control. It will be our policy to implement safeguards to discourage these practices by our employees. Also, our existing safeguards and any future improvements may prove to be less than effective. The employees, consultants, or sales agents of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions. We may be subject to other liabilities, which could negatively affect our business, operating results, and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately report our financial results may be impaired, adversely impacting investor confidence and the market price of our Class A ordinary shares.

Prior to the IPO, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 in accordance with Section 404(a) of the Sarbanes-Oxley Act of 2002, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting because, as an emerging growth company, we are not required to obtain such an attestation under Section 404(b) of the Sarbanes-Oxley Act. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to the material weaknesses described below.

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the Public Company Accounting Oversight Board (United States) (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) a lack of independent directors, an audit committee to establish formal risk assessment process and internal control framework and (iii) a lack of information technology general control (“ITGC”) in the areas of: (1) Risk and Vulnerability Assessment and Management; (2) Third-Party (Service Organization) Vendor Management; (3) System Change Management; (4) Backup and Recovery Management; (5) Access to Systems and Data; (6) Segregation of Duties, Privileged Access, and Monitoring.

As of December 31, 2025, and in response to the above-mentioned material weaknesses (i) and (ii) identified, we implemented the following remediation measures during fiscal year 2025, including the recruitment of a chief financial officer with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and the establishment of an audit committee and internal audit department. In addition, during fiscal year 2025, we also hired additional qualified accounting and finance personnel and conducted periodic internal training focused on U.S. GAAP and SEC reporting requirements. We also adopted additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and strengthening corporate governance. During the fiscal year 2025, for IT related weakness, we kept on enhancing our (1) data backup procedures and computer operations monitoring; (2) user account management and segregation of duties; and (3) risk assessment procedures and system controls. As of December 31, 2025, the information technology–related material weakness had not yet been fully remediated. However, we cannot assure you that we will be able to continue implementing these measures in the future or that we will not identify additional material weaknesses or significant deficiencies in the future.

As an emerging growth company, we are not required to obtain, and have not obtained, an attestation report from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. Upon completing the IPO, we became a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404(a) of the Sarbanes-Oxley Act of 2002, or Section 404(a), requires us to include a report of management’s assessment on the effectiveness of our internal control over financial reporting in this annual report on Form 20-F for the fiscal year ended December 31, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting. Management’s conclusion regarding the effectiveness of our internal control over financial reporting as of December 31, 2025 is described above.

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

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

We had $270,133 of allowance for credit losses as of December 31, 2025. We had $639,643 of allowance for credit losses as of December 31, 2024. We had $547,742 of allowance for credit losses as of December 31, 2023. Our customers include various logistics companies, supermarkets and manufacturers. Due to the nature of the customers and the practice of the industry, the Company generally allows a credit period of 45 to 90 days from the invoice date. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various levels of approvals. On January 1, 2023, the Company adopted ASC 326 Financial Instruments – Credit Losses (“ASC 326”) using the modified retrospective approach through a cumulative-effect adjustment to retained earnings. Upon adoption, the Company changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including accounts receivable. The Company recorded a decrease to opening retained earnings of $285,061 (includes the effect of deferred taxes of $95,020) as of January 1, 2023 due to the cumulative impact of adopting ASC Topic 326.

For example, the average accounts receivable turnover period was approximately, 97.0, 271.0 days and 211.0 days for the fiscal years ended December 31, 2025, 2024 and 2023, respectively. Due to uncertainty of the timing of collection, we established an allowance for credit loss based on individual account analysis and historical collection trends. We established a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures and a provision on historical trends of collections. Based on the management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and an aging analysis basis. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for credit loss after management has determined that the likelihood of collection is not probable. We recorded a bad debt write-off of $nil, $nil and $nil during the fiscal years ended December 31, 2025, 2024 and 2023, respectively.

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

We are an exempted company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside of the United States. All of our assets and a substantial portion of our current business operations are conducted in the PRC. In addition, all of our directors and officers are nationals and residents of countries and areas other than the United States, including the PRC. All of the assets of these persons are located outside the United States. As a result, it may be difficult for you to bring an action against these individuals within the United States. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts, including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands, the PRC or Hong Kong, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands, Hong Kong or PRC courts would entertain original actions brought in the courts of the Cayman Islands, Hong Kong or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

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

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

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

Because we are a foreign private issuer and rely on certain exemptions from the Nasdaq corporate governance standards applicable to U.S. domestic issuers, you will have less protection than you would have if we were a U.S. domestic issuer.

As a foreign private issuer, we are permitted under Nasdaq Listing Rule 5615(a) to follow certain corporate governance practices of our home country, the Cayman Islands, in lieu of specified Nasdaq corporate governance requirements. Cayman Islands corporate governance practices do not require a majority of the board of directors to be independent, nor do they require shareholder approval for certain corporate actions that would otherwise require shareholder approval under the Nasdaq Listing Rules.

We intend to follow home country practice in lieu of certain Nasdaq corporate governance requirements, including Nasdaq Rule 5620(a), which requires listed companies to hold an annual meeting of shareholders within a specified timeframe, and Nasdaq Rule 5635(a) through (d), which require shareholder approval for certain issuances of securities, including issuances in connection with acquisitions, changes of control, equity compensation plans, and certain private placements.

As a result, certain corporate actions that would otherwise require shareholder approval under the Nasdaq Listing Rules may be approved by our board of directors in accordance with our memorandum and articles of association and Cayman Islands law. These practices may result in fewer shareholder protections and reduced board independence compared to U.S. domestic issuers listed on Nasdaq.

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

The market price of our Class A ordinary shares has been and may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The trading price of our Class A ordinary shares has been and is likely to continue to be volatile. The market price of our Class A ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

To the extent (i) we raised more money than required for the purposes explained in the section titled “Use of Proceeds” in our prospectus or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of the net proceeds that we received from our initial public offering. Our management has broad discretion in the application of such net proceeds, including for working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value. As of the date of this Annual Report, Management has not determined the types of businesses that the Company will target or the terms of any potential acquisition.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A ordinary shares if the market price of our ordinary shares increases.

An active and liquid trading market for our Class A ordinary shares may not be sustained.

Prior to our initial public offering that took place in April 2025, there has been no public market for our Class A ordinary shares. An active trading market for our ordinary shares may not be sustained. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The public offering price was determined by negotiations between us and the underwriters based upon a number of factors. The public offering price may not be indicative of prices that will prevail in the trading market.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of our initial public offering in April 2025, we have become a public company in the United States. As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

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

Upon completion of our initial public offering in April 2025, we became a listed company in the United States. As a publicly listed company, we are required to file annual reports with the Securities and Exchange Commission. In some cases, we also need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

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

On May 31, 2025, we completed the disposal of two subsidiaries, Shenzhen Haiyue Freight Co., Ltd. (“Haiyue”) and its wholly-owned subsidiary, Shenzhen Longanda Freight Co., Ltd. (“Longanda”). Prior to the transaction, Haiyue was wholly owned by our subsidiary, Ningbo Haoxin. The disposal was executed through the sale of Ningbo Haoxin’s 100% equity interest in Haiyue, which consequently resulted in the disposition of Longanda. Both Haiyue and Longanda were limited liability companies incorporated in the PRC and were engaged in providing urban delivery services. Upon completion of the disposal, Haiyue and Longanda were deconsolidated from our financial statements.

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

B. Business Overview

Overview

We are a provider of temperature-controlled truckload service and urban delivery services in China with over 22 years of experience in the transportation industry. We started our urban delivery service business in 2003 and started expanding our business into temperature-controlled truckload service in 2016. We currently conduct all our operations through our subsidiaries, Ningbo Haoxin and Zhejiang Haoxinand have experienced a steady growth in our business in recent years. Prior to their disposal on May 31, 2025, Haiyue and Longanda also conducted operations as our subsidiaries. The goods we take charge of transporting focus on factory logistics, which include electronic devices, chemicals, fruit, food, and commercial goods. After continuous development, we have been recognized and accredited by the China Federation of Logistics and Purchasing as a 3A-Grade transportation service provider.

As of the date of this report, we operate a truckload fleet with 70 tractors, 97 trailers and 31 vans, none of which are under finance lease. We do not use vehicles under rental arrangement to conduct our services and we prefer to acquire new vehicles via finance lease rather than one-off cash payment. See “Note 10 – Leases” on page F-26 for more details on finance leases. Given the large scale of our fleet, we offer both network density and broad geographic coverage to meet our customers’ diverse transportation needs within the PRC. Our business has created a successful business model that has allowed us to expand our customer base and market coverage whilst maintaining good relationships with our existing customers.

We mainly provide transportation services with our large and medium-sized temperature-controlled logistics transportation vehicles, and charge our customers based on mileage. In addition to temperature-controlled truckload services, we also provide urban delivery services with our medium-sized vans to customers who have short-distance, intra-city delivery needs. The sales revenue generated from temperature-controlled truckload service accounts for about 98.4% and the urban delivery service accounts for approximate 1.6% out of our total sales revenue in 2025. The sales revenue generated from temperature-controlled truckload service accounts for about 92.4% and the urban delivery service accounts for approximate 7.6% out of our total sales revenue for the year ended December 31, 2024. The sales revenue generated from temperature-controlled truckload service accounts for about 88.2% and the urban delivery service accounts for approximate 11.8% out of our total sales revenue for the year ended December 31, 2023. We optimize the loading of the vehicles on the forward and return journeys to reduce costs.

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

Our mission is to become the most reliable and sustainable transportation company that specialize in temperature-controlled truckload services in China by offering punctual, cost-effective, capable and intelligent transportation services, while maintaining a sizeable fleet of transportation vehicles of our own as well as reliable subcontracting arrangements. Given that the transportation industry in many regions of China is still underrepresented, we aim to capture additional market share by leveraging our strengths we have developed during the past 22 years  and continue to grow our business by implementing a number of strategies as described in “Our Strategies” below.

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

The following diagram illustrates our corporate structure, including our subsidiaries as of the date of this report:

Our Services

We are a provider of temperature-controlled truckload service and urban delivery services in China. We started to operate urban delivery service in 2003. As of the date of this report, we own 70 tractors, 97 trailers and 31 vans, none of which are under finance lease. We do not use vehicles under rental arrangement to conduct our services and we prefer to acquire new vehicles via finance lease rather than one-off cash payment. See “Note 10 – Leases” on page F-26 for more details on finance leases. This fleet enables us to establish a nationwide transportation network to meet the transportation needs of customers across the country.

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

Outsourcing and Collaboration

Although we mainly utilize our own refrigerated vehicles, we subcontract transportation vehicles to accommodate additional orders from customers when our own vehicles are fully occupied. The sales revenue generated from temperature-controlled truckload service accounts for about 98.4% and the urban delivery service accounts for approximate 1.6% out of our total sales revenue in 2025. The sales revenue generated from temperature-controlled truckload service accounts for about 92.4% and the urban delivery service accounts for approximate 7.6% out of our total sales revenue for the year ended December 31, 2024. The sales revenue generated from temperature-controlled truckload service accounts for about 88.2% and the urban delivery service accounts for approximate 11.8% out of our total sales revenue for the year ended December 31, 2023.

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

Our Fleet

Our transportation services are mainly carried out by our self-owned vehicle fleet, which comprises of 70 tractors, 97 trailers and 31 vans, none of which are under finance lease as of the date of this report. We do not use vehicles under rental arrangement to conduct our services and we prefer to acquire new vehicles via finance lease rather than one-off cash payment. See “Note 10 – Leases” on page F-26 for more details on finance leases. We install BeiDou Navigation Satellite System (“BeiDou System”) in our vehicles that enables the operations team to track the location of the vehicle in real-time. All of our trailers are installed with refrigerator and temperature controller for the purpose of monitoring and controlling temperature of the cargo.

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

Refrigerator

All of our trailers are installed with refrigerator. The installation of refrigerator does not limit the capability of transporting cargo under normal temperature. With the use of refrigerator, the adjustable temperature range for the cargo is from -18 degree Celsius to +35 degree Celsius, and the adjustable relative humidity range within the container is from 0%RH to 100%RH

Quality Control

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

To ensure vehicular safety, we have implemented a quarterly vehicle maintenance regime for our vehicles. All tractors, trailers and vans in our fleet are subject to regular inspection as regulated by a third-party vehicle inspection company with the view that vehicles that are not roadworthy can be a potential hazard to other road users and that regular inspections help to minimize vehicular breakdowns and road accidents. We have spent approximately $155,749, $115,495 and $103,865 on vehicle repair and maintenance, respectively, during years ended December 31, 2025, 2024 and 2023.

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

During the years ended December 31, 2025, 2024 and 2023, we encountered 6, 3 and 10 accidents, representing approximate 0.1%, 0.1% and 0.1%, respectively, of total trips in such year.

We have received a number of recognitions for our quality assurance programs. Some of our major customers entitled us as its best carrier or excellent carrier for the past two fiscal years. We have been recognized as the AAA company under Enterprise Supply Chain Financial Value Evaluation System. We have been accredited by the China Federation of Logistics & Purchasing as a 3A-grade transportation services company for the period of August 2024 to August 2026.

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

Competitive Strength

We believe that the following competitive strengths are the key factors that have contributed to our success to date:

We have built a sizeable fleet and established solid reputation in the temperature-controlled logistics industry in East China to provide a sustainable, quality and reliable truckload services

We are an established transportation services provider with over 22 years of operation in the transportation industry in the PRC. As of the date of this report, we have a fleet of 70 tractors, 97 trailers and 31 vans that provide our transportation services, none of which are under finance lease. We do not use vehicles under rental arrangement to conduct our services and we prefer to acquire new vehicles via finance lease rather than one-off cash payment. See “Note 10 – Leases” on page F-26 for more details on finance leases. Given the large scale of our fleet, we offer both network density and broad geographic coverage to meet our customers’ diverse transportation needs within the PRC. We have also established business relationships with a number of external transportation companies located in the PRC for the provision of transportation services to our customers, which enable us to mobilize 150 tractors and 150 trailers at one time. We strategically prioritize deploying our own transportation vehicles for dedicated transportation services. These are contracts with customers that have more routine schedule and routes. are able to provide a fleet of 200 tractors and 200 trailers on a stable basis, deploy approximately 200 drivers who can travel an average of approximately 550 kilometres per day, with a maximum capacity of approximately 700 kilometres per day.

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

Our executive directors and senior management personnel possess extensive industry expertise and strong execution capability

A majority of our senior management personnel possess extensive industry expertise and strong execution capability. Our senior management team has an average of approximately 16 years of experience with our company and 22 years of experience in the transportation industry in the PRC. Owing to their extensive experience and knowledge in the logistics industry in the PRC, they are competent to discharge their duties in an effective and reliable manner.

With such expertise and capability, our management team has the leadership, vision and industry knowledge required to anticipate and take advantage of market opportunities and execute business strategies to maximize our shareholders’ benefit.

Long-Standing Relationship with Our Sizeable and Reputable Customers in the PRC

We have established long-standing business relationships with our customers from various industries including chemical, food retail and electronics. Most of our major customers are key players in their industries. We have established strong and close working relationships with our major customers. For example, as of the date of this report, we had maintained long-standing business relationships with our five major customers, namely, China Post Express Logistics Co., Ltd. Heilongjiang Provincial Logistics Branch, Lala (Tianjin) Automotive Technology Co., Ltd.,, Ningbo Beilun Haifeng Container Co., Ltd.., China Post Group Co., Ltd. Mudanjiang Branch., and Ningbo Dajia International Logistics Co., Ltd., with whom we have conducted business for approximately 2, 1, 1, 5 and 3  years, respectively.

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

After considering the above, we believe that the introduction of new energy transportation vehicles into our fleet will not only enable us to reduce carbon emission which aligns with our own policy and national policy, it would also allow us to be benefitted from the government policies and achieve cost savings simultaneously, which would enhance our corporate image as well as having a beneficial effect on our business operation. We plan to replace 30% of our fleet with new energy transportation vehicles for the fiscal year of 2026.

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

Maintain stable relationships with our major customers and suppliers and expand our customer base

Our top five customers have established business relationships with us for the past three years ended December 31, 2025 ranging from approximately 1 year to 5 years.

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

Customers

Our customers primarily include sizeable logistics companies, supermarkets and manufacturers in the PRC, such as China Post Express Logistics Co., Ltd. Heilongjiang Provincial Logistics Branch, Lala (Tianjin) Automotive Technology Co., Ltd., Ningbo Beilun Haifeng Container Co., Ltd.., China Post Group Co., Ltd. Mudanjiang Branch., and Ningbo Dajia International Logistics Co., Ltd, These major customers have brought us stable revenue as well as the experience of serving leading enterprises. This has enhanced our brand reputation and credibility of our brand. We also have retail customers, whose orders will be placed on our IT system and managed by a customer relations manager.

During the years ended December 31, 2025, 2024 and 2023, we had 164, 205 and 144 customers, respectively, and sales generated from our top five customers accounted for approximately 30%, 23% and 49%, respectively.

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

Among our top five customers, we generate revenue of $ 3,751,491 from two new customers during the year ended December 31, 2025. Among our top five customers, we generate revenue of $3,279,862 from three new customers during the year ended December 31, 2024. Among our top five customers, we had no new customer during the year ended December 31, 2023.

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

EMPLOYEES

We had 40 full-time employees as of December 31, 2025. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2025:

Function	Number of Employees
Management	2
Administrative and Accounting	7
Safety and Technique	2
Scheduling	2
Drivers	27
Total	40

Transportation services requires a large labor workforce. As of the date of this report, we have 98 drivers in our fleet of which 71 are part-time employees, accounting for roughly 72% of our total workforce.  Our turnover rates are low compared to industry standards. Our core management team have remained onboard for over 22 years. Our team has shown a proven track record of growth and cost control.

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

Salaries

We generally pay our employees a fixed salary and a performance-based bonus. The salaries of our employees are determined based on their qualifications, experience, position and performance. Our drivers are paid a basic salary in addition to trip incentives in accordance with the number of trips made in a given month. Our total staff cost, excluding directors’ salaries, amounted to $5.2 million, $3.9 million and $4.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Facilities

We believe our facilities are sufficient for our current needs and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

Location of property	Approximate gross floor area	Term of Lease	Facility Usage
	(sq. meters)
Unit A06, Area 1, 6th Floor, Building 828, Sun ‘gang, Baoan North Road, Luohu District, Shenzhen	57.00	One year (May 1, 2022 to April 30, 2023)	Office
Room 329-1/329-2, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	513.91	One year (January 1, 2022 to January 1, 2023)	Office
Room 329-1/329-2, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	513.91	One year (January 1, 2023 to December 31, 2023)	Office
Room 329-3,329-4,329-5, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	227.88	One year (January 1, 2023 to December 31, 2023)	Office
301, Building C, Shenghexing Logistics Park, Intersection of Yongfu Road and Liyuan Road, Fuhai Street, Shenzhen	150.75	31 months (September 1, 2022 to March 14, 2025)	Warehouse
Ningbo Free Trade Zone Financial Technology Building 329-1,329-2, 329-3,329-4,329-5	741.49	One year (January 1, 2024 to December 31, 2024)	Office
Unit A06, Area 1, 6th Floor, Building 828, Sun ‘gang, Baoan North Road, Luohu District, Shenzhen	57.00	One year (May 1, 2023 to April 30, 2024)	Office
Room 901, 902, 903, 904, 905(907), 906, 909, 910, 911, 912, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	1,111.00	Six months (September 1, 2024 to February 28, 2025)	Office
Room 901, 902, 903, 904, 905(907), 906, 909, 910, 911, 912, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	1,111.00	Ten months (March 1, 2025 to December 31, 2025)	Office
Room 901, 902, 903, 904, 905(907), 906, 909, 910, 911, 912, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	1,111.00	Two years (January 1, 2026 to December 31, 2027)	Office

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

Our insurance coverage complies with the requirements of our existing customers. We believe that the insurance coverage taken out by us is in line with the normal commercial practice of the industry. For the three years ended December 31, 2025, 2024 and 2023, our total insurance premiums were approximately $0.2, $0.3 million and $0.3 million respectively. For further details, please refer to the section headed “Risk factors – Risks Related to Our Business and Industry – We may not have sufficient insurance coverage.”

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

Not Applicable

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

A. Operating Results.

Overview

We are a provider of temperature-controlled truckload service and urban delivery services in China with over 22 years of experience in the transportation industry. We currently conduct all of our operations through our subsidiaries, Ningbo Haoxin, and Zhejiang Haoxin. Our former subsidiaries Longanda and Haiyue were divested in the first half of 2025, and such disposal has not impacted the steady growth of the Company’s business. The goods we take charge of transporting focus on factory logistics, which include electronic devices, chemicals, fruit, food and commercial goods. After continuous development, we have been recognized and accredited by the China Federation of Logistics and Purchasing as a 3A-Grade transportation service provider.

As of the date of this report, we operate a truckload fleet with 70 tractors, 97 trailers and 31 vans, none of which are under finance lease. We do not use vehicles under rental arrangement to conduct our services and we prefer to acquire new vehicles via finance lease rather than one-off cash payment. See “Note 10 – Leases” on page F-26 for more details on finance leases. Given the large scale of our fleet, we offer both network density and broad geographic coverage to meet our customers’ diverse transportation needs within the PRC. Our business has created a successful business model that has allowed us to expand our customer base and market coverage whilst maintaining good relationships with our existing customers.

We mainly provide transportation services with our large and medium-sized temperature-controlled logistics transportation vehicles, and charge our customers based on mileage. In addition to temperature-controlled truckload services, we also provide urban delivery services with our medium-sized vans to customers who have short-distance, intra-city delivery needs. The sales revenue generated from temperature-controlled truckload service accounts for approximately 98.4% and the urban delivery service accounts for approximately 1.6% out of our total sales revenue for the year ended December 31, 2025. The sales revenue generated from temperature-controlled truckload service accounts for about 92.4% and the urban delivery service accounts for approximate 7.6% out of our total sales revenue for the year ended December 31, 2024. The sales revenue generated from temperature-controlled truckload service accounts for about 88.2% and the urban delivery service accounts for approximate 11.8% out of our total sales revenue for the year ended December 31, 2023. We optimize the loading of the vehicles on the forward and return journeys to reduce costs.

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

Our mission is to become the most reliable and sustainable transportation company that specialize in temperature-controlled truckload services in China by offering punctual, cost-effective, capable and intelligent transportation services, while maintaining a sizeable fleet of transportation vehicles of our own as well as reliable subcontracting arrangements. Given that the transportation industry in many regions of China is still underrepresented, we aim to capture additional market share by leveraging our strengths we have developed during the past 22 years and continue to grow our business by implementing a number of strategies.

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

Major Customers Demand

During the years ended December 31, 2025, 2024 and 2023 sales to our top ten customers accounted for approximately 44.9%, 41.7% and 67.5%, respectively. Our service agreements with our customers have an expected length of one year or less. While certain service agreements contain options of renewal, there is no assurance that our major customers will continue their business relationship with us, or the revenue generated from dealings with them will be maintained or increased in the future. If we are unable to renew the service agreements with our existing customers, or there is a reduction or cessation of demands from these customers for whatever reasons and we are unable to enter into new service agreements of comparable size or on similar terms in substitution, our business, financial conditions and results of operation may be materially and adversely affected.

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

Driver Capacity and Wage Cost

We recognize that our professional driver workforce is one of our most valuable assets. Drivers who hold driving license of tractors, trucks and vans are the most needed manpower of the Chinese trucking service market. As of the date of this report, we have 98 drivers in our fleet of which 71 are part-time employees. Changes in the demographic composition of the workforce, alternative employment opportunities that become available in the economy, and individual drivers’ desire to be home more frequently can affect the availability of drivers, including by increasing the wages our drivers require. Driver shortages impact both our ability to serve customers and driver wages paid to attract and retain drivers and can have a material adverse effect on our operations and profitability.

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

For the years Ended December 31, 2025 and 2024

The following table summarizes the results of our operations for the years ended December 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Year Ended December 31,			Change
	2025	2024	Change	(%)
REVENUES	$33,040,012	$25,571,810	$7,468,202	29.2%

COSTS AND EXPENSES
Transportation costs	24,744,905	19,086,439	5,658,466	29.6%
General and Administrative expenses	452,501	866,333	(413,832)	-47.8%
Sales and marketing expenses	52,794	78,722	(25,928)	-32.9%
Total costs and expenses	25,250,200	20,031,494	5,218,706	26.1%

OPERATING INCOME	7,789,812	5,540,316	2,249,496	40.6%

OTHER (EXPENSES) INCOME
Interest expense	(269,942)	(188,897)	(81,045)	42.9%
Other expenses	(1,090,116)	(861,587)	(228,529)	26.5%
Other income	111,587	104,012	7,575	7.3%
Loss of disposal of subsidiaries	(852,040)	-	(852,040)	-100.0%
Total other expenses, net	(2,100,511)	(946,472)	(1,154,039)	121.9%

INCOME BEFORE INCOME TAXES	5,689,301	4,593,844	1,095,457	23.8%

PROVISION FOR INCOME TAXES	1,721,419	1,420,141	301,278	21.2%
NET INCOME	$3,967,882	$3,173,703	$794,179	25.0%

Revenues

Our revenues are primarily derived from temperature-controlled truckload services and urban delivery services. For the year ended December 31, 2025, our total revenue was $33,040,012 as compared to $25,571,810 for the year ended December 31, 2024, representing an increase of $7,468,202 or 29.2%. Our total revenue increased by $7,468,202. This increase was primarily due to the new customers introduced to the Company.

Costs and Expenses

The costs and expenses of our transportation services consist of transportation costs, general and administrative expenses and sales and marketing expenses.

	For the Year Ended December 31,			Change
	2025	2024	Change	(%)
COSTS AND EXPENSES
Transportation costs	$24,744,905	$19,086,439	$5,658,466	29.6%
General and Administrative expenses	452,501	866,333	(413,832)	-47.8%
Sales and marketing expenses	52,794	78,722	(25,928)	-32.9%
Total costs and expenses	$25,250,200	$20,031,494	$5,218,706	26.1%

Total costs and expenses increased by $5,218,706, or 26.1%, to $25,250,200 for the year ended December 31, 2025 as compared to $20,031,494 for the year ended December 31, 2024, which is generally in line with the increase of revenue.

Transportation Costs

Transportation costs primarily consist of fuel expenses, highway bridge expenses, insurance expenses, drivers’ wages, maintenance and repair expenses, subcontractor fees, depreciation expenses and other expenses.

Highway bridge expenses increased by approximately $2,658,207, or 78.1%, to $6,061,246 for the year ended December 31, 2025 as compared to $3,403,039 for the year ended December 31, 2024. The increase of highway bridge expenses is mainly due to the growth in the Company’s short-haul order volume and transportation mileage.

Drivers wages increased by approximately $1,157,553, or 32.3%, to $4,735,795 for the year ended December 31, 2025 as compared to $3,578,242 for the year ended December 31, 2024. The increase of drivers wages is mainly due to the growth in operational performance, for which the company increased driver compensation and engaged additional temporary workers.

Fuel expenses increased by approximately $1,952,381, or 37.7%, to $7,127,463 for the year ended December 31, 2025 as compared to $5,175,082 for the year ended December 31, 2024. The increase of fuel expenses is mainly due to the sustained growth of the company’s performance and in the volumes of short-haul orders, as well as the increase in vehicle fuel costs caused by the increase in driving mileage.

General and Administrative Expenses

For the year ended December 31, 2025, we incurred total general and administrative expenses in the amount of $452,501, which was mainly comprised of professional fees of $102,699, salary expenses of $431,948, rental expenses of $62,334, recovery of credit loss of $293,665, gain from disposal of $12,197 and other expenses of $136,988.

For the year ended December 31, 2024, we incurred total general and administrative expenses in the amount of $866,333, which was mainly comprised of professional fees of $243,714, salary expenses of $305,913, rental expenses of $59,343, provision for credit loss of $108,403 and other expenses of $148,960.

General and administrative expenses decreased by $413,832 or 47.8% for the year ended December 31, 2025 as compared to $452,501 for the year ended December 31, 2024. A decrease in provision for credit loss of $402,068, an increase in salary expenses of $126,034.

Sales and marketing expenses

For the year ended December 31, 2025, we incurred total sales and marketing expenses in the amount of $52,794, which was mainly comprised of travel and entertainment expenses of $31,231, salesperson salary expenses of $21,048 and other expenses of $515.

For the year ended December 31, 2024, we incurred total sales and marketing expenses in the amount of $78,722, which was mainly comprised of travel and entertainment expenses of $7,522, salesperson salary expenses of $69,696, service charge of $1,101 and other expenses of $403.

Sales and marketing expenses decreased by $25,928 or 32.9% from $52,794 for the year ended December 31, 2025 as compared to $78,722 for the year ended December 31, 2024. The decrease was mainly due to the disposal of two wholly-owned subsidiaries by the Company in 2025.

Other (Expenses) Income

For the year ended December 31, 2025 and 2024, other income and expenses mainly government grants and interest expense. For the year ended December 31, 2025, total interest expense increased by $81,045 or 42.9% to $269,942 as amount of bank borrowings and loans from other financial institutions increased. Total other expenses increased by $228,527 or 26.5% as an additional tax late payment penalty was incurred during the 2025. Total other income increased by $7,575 or 7.3% as we had less government grants during 2025. The loss on disposal of subsidiaries amounted to $852,040, due to the Company’s completion of the disposal of its two subsidiaries, Haiyue and Longanda, during 2025.

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

Impact of Foreign Currency Fluctuations

For the purpose of presenting these financial statements of subsidiaries using RMB as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 6.9931, 7.2993 and 7.0999 as of December 31, 2025, 2024 and 2023, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 7.1875, 7.1957 and 7.0809 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

As of December 31, 2025, 2024 and 2023, we had cash and restricted cash of $1,408,122, $173,781 and $89,731, respectively, and our working capital was $26,503,172, $17,195,235 and $14,410,714, respectively. The working capital in 2025 increased by $9,307,937 compared to 2024 was primarily due to the business-related receivables have increased. The working capital in 2024 increased by $2,784,521 compared to 2023 was primarily due to the business-related receivables have increased.

For the years ended December 31, 2025, we had a net cash outflow to operating activities of $9,546,215. For the years ended December 31, 2024, we had a net cash outflow to operating activities of $3,957,879. For the years ended December 31, 2023, we had a net cash inflow from operating activities of $933,489.

On April 16, 2025, we successfully completed our initial public offering (IPO) and raised net proceeds $5.9 million, of which 30% will be allocated to support the company’s general working capital purpose.

Our business requires substantial amounts of cash to cover operating expenses as well as to fund capital expenditures, working capital changes, principal and interest payments on our obligations, lease payments, to support tax payments when we generate taxable income.

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Bank Borrowings	$10,653,358	$7,796,256	$2,857,102	$-	$-
Loans from other financial institutions	886,504	384,152	502,352		-
Operating lease obligations	-	-	-	-	-
Total	$11,539,862	$8,180,408	$3,359,454	$-	$-

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

Cash Flow

For the Years Ended December 31, 2025, 2024 and 2023

The following summarizes the key components of our cash flows for the years ended December 31, 2025, 2024, and 2023:

	For the years ended December 31,
	2025	2024	2023
Net cash (used in) provided by operating activities	$(9,546,215)	$(3,957,879)	$933,489
Net cash provided by (used in) investing activities	(9,390,179)	995,779	(5,512)
Net cash provided by (used in) financing activities	20,225,417	3,046,230	(937,037)
Effect of exchange rate change on cash	(54,682)	(80)	(2,879)
Net increase (decrease) in cash and restricted cash	1,234,341	84,050	(11,939)
Cash and restricted cash at beginning of the year	173,781	89,731	101,670
Cash and restricted cash at end of the year	$1,408,122	$173,781	$89,731

Operating Activities

Net cash used in operating activities was $9,546,215 for the years ended December 31, 2025 and was primarily attributable to (i) net income of $3,967,882, (ii) various non-cash item of $1,150,658 including provision for credit loss amortization of right-of-use assets and interest of lease liabilities, depreciation for plant and equipment and deferred income tax benefit, (iii) a $1,927,430 increase in tax payables, (iv) a $229,447 decrease of others payable and accrued liabilities, (v) a $1,587,506 increase in other receivables, (vi) a $3,803,375 decrease in receipt in advance and (vii) a $10,280,279 decrease in accounts receivable. This cash inflow was offset by (i) a $612,963 increase in deposits, (ii) an increase in prepayments of $31,558,873 and (iii) a $323,369 decrease in accounts payable.

For the years ended December 31, 2025, cash outflow from operating activities was $9,546,215 comparing to $3,957,879 for the years ended December 31, 2024. The decrease of $5,588,336 was primarily due to the increase in prepayments.

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

Investing Activities

Net cash used in investing activities was $9,390,179 for the year ended December 31, 2025 and was primarily attributable to (i) purchases of equipment of $4,478,728, (ii) a $4,867,880 decrease in loans to third parties, (iii) a $48,513 increase in loss of disposal of subsidiaries and (v) a $4,942 of proceeds from disposal of equipment.

For the year ended December 31, 2025, cash used in investing activities was $9,390,179 compared to $995,779 of cash provided by investing activities for the year ended December 31, 2024. The decrease of $10,385,958 was primarily due to purchases of equipment and a decrease in loans to third parties during the 2025.

Net cash used in investing activities was $9,390,179 for the year ended December 31, 2025 and was attributable to the purchase of revenue equipment.

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

Financing Activities

Net cash provided by financing activities was $20,225,417 for the year ended December 31, 2025 and was primarily attributable to (i) repayments of short-term bank borrowings of $2,949,566, (ii) repayments of loans from other financial institutions of $545,085, and (iii) repayments to related parties of $2,288,240. This cash outflow was offset by (i) the proceeds from other financial institution of $938,524, (ii) the amounts advanced from related parties of $7,815,352, (iii) the proceeds from short-term bank borrowings of $8,000,000, (v) the proceeds from long-term bank borrowings of $2,805,167 and (vi) proceeds from initial public offering of $6,449,265.

For the year ended December 31, 2025, cash provided by financing activities was $20,225,417. Compared to cash used in financing activities was $3,046,230 for the year ended December 31, 2024, the increase of $17,179,187, or 563.9% was primarily due to the increased proceeds from bank borrowing and the receipt of proceeds from our initial public offering in 2025.

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

Capital Expenditures

We had capital expenditures of $4,478,728, $4,303 and $12,150 for the years ended December 31, 2025, 2024 and 2023, respectively. Our capital expenditures were mainly used for purchases of revenue equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from the IPO and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and unasserted claims. As of December 31, 2025, 2024 and 2023, the Company had no outstanding lawsuits or claims.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Zhengjun Tao	55	Chief Executive Officer, Chairman of the Board and Director
Yuhan Zhao	36	Chief Financial Officer, Executive Director
Meng Wan(1)(2)(3)	36	Independent Director, Chair of Nominating Committee
Bangjie Hu(1)(2)(3)	30	Independent Director, Chair of Audit Committee
Mikael Charette(1)(2)(3)	45	Independent Director, Chair of Compensation Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

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

Yuhan Zhao, Chief Financial Officer and Executive Director

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

Meng Wan, Independent Director and Chair of Nominating Committee

Prof. Meng Wan has been working as a listed arbitrator for China International Economic and Trade Arbitration Commission(CIETAC), China Maritime Arbitration Commission(CMAC), Singapore International Arbitration Centre(SIAC), Kuala Lumpur Regional Arbitration Centre, Pacific International Arbitration Centre (PIAC, Viet Nam) and Arbitration Centre Across the Straits (ACAS, Fujian, China) for the past 17 years and have arbitrated over 200 cases, involving disputes relating to international trade, international investment, international financial transactions, international marine insurance, international carriage of goods by sea, international leasing, international exploration and exploitation of natural resources, etc. Among all the cases done so far, he did 25 of them in the capacity of Presiding Arbitrator. He has been arbitrating in China. He is regarded as one of the most senior and outstanding arbitrators in China and Asia.

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

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (USD)
Zhengjun Tao,	2025	$82,000	-	-	-	-	-	-	$82,000
CEO
Yuhan Zhao,	2025	$83,600	-	-	-	-	-	-	$83,600
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

Compensation of Directors

For the years ended December 31, 2025, 2024 and 2023, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.

Compensation of Directors

For the fiscal years ended December 31, 2025, 2024 and 2023, we did not make any compensation payments to our directors.

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

6.C. Board Practices

Board of Directors and Board Committees

Our board of directors consists of five directors, three of whom will be independent as such term is defined by The Nasdaq Capital Market. We have determined that Bangjie Hu, Meng Wan and Mikael Charette satisfy the “independence” requirements under Nasdaq Rule 5605. We expect that all current directors will continue to serve after the IPO.

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

Audit Committee. Our audit committee consists of Bangjie Hu, Meng Wan and Mikael Charette. Bangjie Hu is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Bangjie Hu, Meng Wan and Mikael Charette. Mikael Charette is the chair of our compensation committee. The compensation committee is responsible for, among other things:

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

Nominating Committee. Our nominating committee consists of Bangjie Hu, Meng Wan and Mikael Charette. Meng Wan is the chair of our nominating committee. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

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

In addition, as a foreign private issuer listed on Nasdaq, we intend to rely on the foreign private issuer exemptions under the Nasdaq corporate governance listing standards that permit us to follow certain corporate governance practices of the Cayman Islands, our home country, in lieu of certain Nasdaq corporate governance requirements applicable to U.S. domestic issuers. Our reliance on these exemptions may result in corporate governance practices that differ from those of U.S. companies listed on Nasdaq and may afford our shareholders less protection. See “Item 16G. Corporate Governance.”

6.D. Employees

We had 40 full-time employees as of December 31, 2025. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2025:

Function	Number of Employees
Management	2
Administrative and Accounting	7
Safety and Technique	2
Scheduling	2
Drivers	27
Total	40

Transportation services requires a large labor workforce. As of the date of this report, we have 98 drivers in our fleet of which 71 are part-time employees, accounting for roughly 72% of our total workforce. Our turnover rates are low compared to industry standards. Our core management team have remained onboard for over 22 years. Our team has shown a proven track record of growth and cost control.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary share as of the date of this report, and as adjusted to reflect the sale of the ordinary share offered in the IPO for:

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

As of the date of the report, none of our ordinary shares is held in the United States, and none of our shareholders is located in the United States.

Name of Beneficial Owner	Amount of Beneficial Ownership of Class A Ordinary Shares(1)	Percentage Ownership of Class A Ordinary Shares(2)	Amount of Beneficial Ownership of Class B Ordinary Shares	Percentage Ownership of Class B Ordinary Shares	Combined Voting Power of Class A and Class B Ordinary Shares(2)
Directors and Named Executive Officers:
Zhengjun Tao(3)	528,000	5.90%	4,800,000	100%	91.98%
Yuhan Zhao(4)	600,000	6.70%	-	-	0.57%
Bangjie Hu	-	-	-	-	-
Meng Wan	-	-	-	-	-
Mikael Charette	-	-	-	-	-
All directors and executive officers as a group (6 persons)	1,944,000	21.72%	4,800,000	100%	93.33%
5% or Greater Shareholders:
TZJ Global (BVI) Limited	528,000	5.90%	4,800,000	100%	93.53%
WXING (BVI) Limited	816,000	9.12%	-	-	0.78%
QSA (BVI) Limited	1,200,000	13.41%	-	-	1.14%
ZYHAN (BVI) Limited	600,000	6.70%	-	-	0.57%
ZCX (BVI) LIMITED	360,000	4.02%	-	-	0.34%
ZHAO CHENGZHI	432,000	4.83%	-	-	0.41%
GAOC (BVI) LIMITED	408,000	4.56%	-	-	0.39%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A ordinary shares and Class B ordinary shares. All shares represent only Class A ordinary shares and Class B ordinary shares held by shareholders as no options are issued or outstanding.

(2)

Calculation based on 8,950,000 Class A ordinary shares and 4,800,000 Class B Ordinary Shares issued and outstanding as of the date of this report. Holders of Class A ordinary shares are entitled to one (1) vote per share. Holders of Class B ordinary shares are entitled to twenty (20) votes per share.

(3)	Through TZJ Global (BVI) Limited. Zhengjun Tao is the controlling person of TZJ Global (BVI) Limited and has sole voting and dispositive power over shares beneficially owned by TZJ Global (BVI) Limited. The address of TZJ Global (BVI) Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(4)	Through ZYHAN (BVI) Limited. Yuhan Zhao is the controlling person of ZYHAN (BVI) Limited and has sole voting and dispositive power over shares beneficially owned by ZYHAN (BVI) Limited. The address of ZYHAN (BVI) Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

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

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees - 6.C. Board Practices- Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees - 6.B. Compensation - Employment Agreements.”

Other Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2025, 2024 and 2023:

The amount due from related parties consists of the following:

RP Name	Relationship	Nature	December 31, 2025	December 31, 2024	December 31, 2023

Mr. Lihai Zhang	Senior Employee	Advances for operational purpose including subcontractor fees, purchases of equipment and other expenses	$-	$-	$874,397
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	Advances for operational purpose including drivers wages, operating expenses and other expenses	1,768,310
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	Short-term loans bearing no interests	63,410	-	1,165,480
Total			$1,831,720	$-	$2,039,877

The amount due to related parties consists of the following:

RP Name	Relationship	Nature	December 31, 2025	December 31, 2024	December 31, 2023

Mr. Zhengjun Tao	Chairman and Chief Executive Officer	Advances for operational purpose including drivers wages, operating expenses and other expenses	$-	$-	$2,893
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	Advances for operational purpose including drivers wages, highway bridge expenses, fuel expenses, professional fees, operating expenses and other expenses	-	94,864	-
Mr. Meng Wan	Independent Director	Salary	1,600	-	-
Mr. Yuhan Zhao	Chief Financial Officer and Executive Director	Salary	83,600	-	-
Mr. Mikael Charette	Independent Director	Salary	13,500
Mr. Bangjie Hu	Independent Director	Salary	13,500
Mr. Chun Gao	Senior Employee	Advances for operational purpose including drivers wages, subcontractor fees and operating expenses	-	-	16,579
Shenzhen Longanda Environmental Protection Equipment Co., Ltd.	Mr. Chun Gao holds 50% of the shares of the company	Advances for operational purpose including parts and spares costs	-	2,662	2,725
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 100% of the company’s shares	Payable of subcontractor fees	-	-	7,887
Ms. Xing Wang	Former Executive Director	Advances for deferred offering costs	-	489,591	422,223
Ms. Xing Wang	Former Executive Director	Advances for operational purpose	421,534	1,007,918	818,458
Mr. Lihai Zhang	Senior Employee	Advances for operational purpose including subcontractor fees, purchases of equipment and other expenses	-	54,139	-
Total			$533,734	$1,646,512	$1,270,765

Related party transactions

Significant transactions with related parties were as follows:

1)	Advanced from related parties:

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	$7,715,965	$4,041,140	$-
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	-	-	-
Mr. Lihai Zhang	Senior Employee	66,426	54,919	-
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 90% of the company’s shares	9,600	486,829	-
Mr. Chun Gao	Senior Employee	23,361	-	18,036
Shenzhen Longanda Environmental Protection Equipment Co., Ltd.	Mr. Chun Gao holds 50% of the shares of the company	-	-	1,652
Ms. Xing Wang	Executive Director	-	189,460	244,288
Total		$7,815,352	$4,772,348	263,976

2)	Repayments to related parties:

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Mr. Lihai Zhang	Senior Employee	$-	$130,929	$12,757
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 100% of the company’s shares	-	-	464,368
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	1,212,265	1,595,893	951,854
Ms. Laidi Wei	Immediate family member of Mr. Zhengjun Tao	-	-	38,960
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	-	-	922,863
Ms. Xing Wang	Former Executive Director	1,075,975	-	-
Mr. Chun Gao	Senior Employee	-	64,687	-
Total		$2,288,240	$1,791,509	$2,390,802

3)	Proceeds from disposal of revenue equipment collected by a related party：

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	$5,322	$6,232	$14,719
Mr. Lihai Zhang	Senior Employee	20,730	695	16,636
Mr. Chun Gao	Senior Employee	-	-	1,412
Total		$26,052	$6,927	$32,767

4)	Proceeds from disposal of subsidiaries collected by a related party:

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	$1,379,000	$-	$-
Total		$1,379,000	$-	$-

5)	Purchase of revenue equipment paid by related parties:

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	$-	$123,872	$45,957
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	20,438	-	-
Mr. Lihai Zhang	Senior Employee	-	-	-
Total		$20,438	$123,872	$45,957

6)	Offset between amount due from related parties and amount due to related parties

Amount due from related parties:

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Mr. Lihai Zhang	Senior Employee	$-	$199,528	$-
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 100% of the company’s shares	-	-	472,277
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	9,600	1,475,399	656,803
Mr. Chun Gao	Senior Employee	-	48,328	-
Total		$9,600	$1,723,255	$1,129,080

Offset by amount due to related parties:

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 100% of the company’s shares	$9,600	$494,612	$-
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	-	-	-
Mr. Lihai Zhang	Senior Employee	-	-	847,350
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	-	1,228,643	281,730
Total		9,600	1,723,255	$1,129,080

7)	Borrowings from a related party to pay deferred offering cost

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Ms. Xing Wang	Executive Director	$9,604	$67,368	$109,617

8)	Collection from loans to related parties

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Mr. Lihai Zhang	Senior Employee	$-	$862,756	$-
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	-	1,149,963	-
Total		$-	$2,012,719	$-

9)	Offset between related parties and prepayment to suppliers

RP Name	Relationship	For the year ended December 31, 2025		For the year ended December 31, 2024	For the year ended December 31, 2023
Mr. Lihai Zhang	Senior Employee	$		$67,904	$-
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao		7,832,742	2,716,267	-
Total			$7,832,742	$2,784,171	$-

Due to certain creditor-debtor relationships between some suppliers and the Company’s related parties, the balances with these suppliers and related parties share the same nature. As a result, the prepayment to these third party suppliers and related parties have been offset.

10)	Offset between a related party and receipt in advance:

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	$796,226	$-	$-
Total		$796,226	$-	$-

Due to certain creditor-debtor relationships between some customers and the company’s related parties, the balances with these customers and related parties share the same nature. As a result, the receipts in advance from these third party customers and related parties have been offset.

Collateral and Guarantee

The collateral and guarantee made by related parties to the Company as of December 31, 2025 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2025
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Linshang Bank Co., Ltd. Ningbo Beilun Sub-branch	From August 2025 to February 2026	$1,143,985	$714,990
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Agricultural Bank of China Limited, Ningbo Beilun Branch	From December 2025 to December 2026	714,990	714,990
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	China CITIC Bank Corporation Limited, Ningbo Branch	From June 2025 to June 2026	686,391	686,391
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	China CITIC Bank Corporation Limited, Ningbo Branch	From July 2025 to July 2026	714,990	714,990
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Huishang Bank Co., LTD. Ningbo Beilun branch	From March 2025 to March 2026	714,990	714,990
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Huishang Bank Co., LTD. Ningbo Beilun branch	From March 2025 to March 2026	714,990	714,990
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Bank of China Ningbo Beilun Branch	From February 2025 to February 2026	714,990	714,990
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Industrial and Commercial Bank of China Limited, Ningbo Beilun Branch	From June 2025 to June 2026	714,990	714,990
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	China Construction Bank Ningbo Free Trade Zone Sub-branch	From July 2025 to July 2026	1,000,987	1,000,987
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Industrial Bank Co., Ltd. Ningbo Branch	From October 2025 to October 2028	2,859,962	2,859,962
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Bank of China Limited Zhenhai branch	From January 2025 to January 2026	214,497	214,497
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen, pledged by real estate owned by Mr. Zhengjun Tao and Ms. Shasha Chen	Bank of China Limited Zhenhai branch	From December 2025 to December 2026	457,594	457,594
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	Far East Hongxin Inclusive Financial Leasing (Tianjin) Co., Ltd.	From May 2024 to November 2026	157,298	35,104
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	Far East Hongxin Inclusive Financial Leasing Co., Ltd.	From Feb 2025 to Feb 2028	300,296	211,119
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	Far East Hongxin Inclusive Financial Leasing Co., Ltd.	From Dec 2025 to Dec 2028	428,994	415,918
			$11,539,947	$10,886,505

The collateral and guarantee made by related parties to the Company as of December 31, 2024 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2024
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Agricultural Bank of China	From December, 2024 to December, 2025	$684,997	$684,997
Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	China CITIC Bank Co., LTD. Ningbo branch	From July, 2024 to July, 2025	684,997	684,997
Guarantee by Mr. Zhengjun, Tao, Ms. Shasha, Chen and Zhejiang Haoxin	Huishang Bank Co., LTD. Ningbo Beilun branch	From September, 2024 to March, 2025	684,997	684,997
Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen pledges of mortgages of real estate	Bank of China Limited Zhenhai branch	From December, 2024 to December, 2025	438,398	438,399
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd, Ms. Shasha Chen and Mr. Zhengjun Tao	Zhongli International Leasing Co., Ltd.	From September 2023 to September 2028	218,097	218,097
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	Far East Hongxin Inclusive Financial Leasing (Tianjin) Co., Ltd.	From November 2023 to April 2026	160,464	160,464
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	Far East Hongxin Inclusive Financial Leasing (Tianjin) Co., Ltd.	From May 2024 to November 2026	99,146	99,146
Total			$2,971,097	$2,971,097

ITEM 7.C Interests of experts and counsel

Not applicable

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

Item 9. The Offer and Listing

9.A. Offer and listing details

Our Ordinary Share is listed on the Nasdaq Capital Market and trades under the symbol “HXHX” since April 15, 2025.

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

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of at least ten clear days is required for the convening of our annual general meeting of shareholders (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

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

Issuance of Additional Shares. Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

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

We are exposed to variable interest rate risk principally from our existing term loan facility and our existing revolving credit facility. As of December 31, 2025, we had $7,793,396 of bank borrowings in total. The bank borrowings include $10,653,358 of variable rate borrowings and $nil of fixed rate borrowings. Accordingly, holding other variables constant (including borrowing levels), The Company’s interest rate risk is mainly concentrated on the fluctuation of interest rates quoted by The People’s Bank of China arising from the Company’s RMB denominated bank borrowings. If interest rates had been one percentage point higher/lower and all other variables were held constant, our profit for the year ended December 31, 2025 would decrease/increase by approximately $106,000. Management believes that the influence of such change has no material impact on the Company’s consolidated financial statements.

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

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-269681), as amended, including the annual report contained therein, which registered 1,750,000 Ordinary Shares and was declared effective by the SEC on March 31, 2024, for our initial public offering, which completed on April 16, 2025, at an initial offering price of US$4.00 per Class A Ordinary Share. Craft Capital Management LLC and WestPark Capital, Inc. were the representatives of the underwriters.

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

A. Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective as our management has identified three material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the Public Company Accounting Oversight Board (United States) (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) a lack of independent directors, an audit committee to establish formal risk assessment process and internal control framework and (iii) a lack of information technology general control (“ITGC”) in the areas of: (1) Risk and Vulnerability Assessment and Management; (2) Third-Party (Service Organization) Vendor Management; (3) System Change Management; (4) Backup and Recovery Management; (5) Access to Systems and Data; (6) Segregation of Duties, Privileged Access, and Monitoring.

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

B. Management’s annual report on internal control over financial reporting.

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

C. Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we qualify as an “emerging growth company” under the JOBS Act.

D. Changes in internal control over financial reporting.

Other than the remediation measures described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Bangjie Hu, Meng Wan and Mikael Charette. Bangjie Hu is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Bangjie Hu, Yun Fai Wong and Mikael Charette each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Bangjie Hu qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report.

Item 16C. Principal Accountant Fees and Services

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP and PKF Littlejohn LLP, our independent registered public accounting firms, for the periods indicated.

	Year Ended December 31,
Services	2025	2024	2023
	US$	US$	US$
Audit Fees - Marcum Asia CPAs LLP	$-	$243,190	$241,860
Audit Fees – PKF Littlejohn LLP	$180,000	$-	$-
Total	$180,000	$243,190	$241,860

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

Item 16F. Change in Registrant’s Certifying Accountant

On November 30, 2025, we terminated engagement of Marcum Asia CPAs LLP (“Marcum Asia”), as our independent registered public accounting firm and engaged PKF Littlejohn LLP (“PKF”), as our independent registered public accounting firm on December 17, 2025, to audit our consolidated financial statements as of and for the fiscal year ending December 31, 2025. The appointment of PKF was approved by our audit committee and board of directors on December 17, 2025, effective immediately.

The report of Marcum Asia on our consolidated financial statements as of and for the fiscal years ended December 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2024 and 2023 and subsequent interim period through November 30, 2025, the date of termination of the engagement, there were no (1) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements, or (2) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F other than the material weakness reported in our 2024 annual report on Form 20-F filed with the SEC on April 30, 2025. Our audit committee discussed the reportable event mentioned above with Marcum Asia. Marcum Asia is authorized to fully respond to the inquiries of PKF on the reportable event.

The Company provided Marcum Asia with a copy of this disclosures under this Item 16F prior to its filing with the Securities and Exchange Commission (the “SEC”) and requested that Marcum Asia furnish the Company with a letter addressed to the SEC stating whether it agrees with the above statements and, if it does not agree, stating the respects in which it does not agree. A copy of the letter of Marcum Asia to the SEC, dated December 3, 2025, is attached as Exhibit 15.1 by reference to the Form 6-K filed on December 4, 2025, stating Marcum Asia CPAs LLP agrees with the statements made by the Company.

During our two fiscal years ended December 31, 2024 and 2023 and any subsequent interim period and any subsequent interim period prior to the engagement of PKF on December 17, 2025, neither we nor anyone on our behalf has consulted with PKF on either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by PKF that PKF concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (2) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

Item 16G. Corporate Governance

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, as a foreign private issuer, we are permitted under Nasdaq Listing Rule 5615(a) to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of certain Nasdaq corporate governance requirements.

We intend to follow home country practice in lieu of the Nasdaq requirements with respect to certain corporate governance standards that may afford less protection to investors, including:

●	Annual Shareholder Meetings. Nasdaq Rule 5620(a) requires a listed company to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year. We follow our home country practice, as our memorandum and articles of association, consistent with Cayman Islands law, provide that we may, but are not required to, hold a general meeting each year as our annual general meeting.

●	Shareholder Approval Requirements. We follow our home country practice in lieu of the Nasdaq shareholder approval requirements for certain issuances of securities. Cayman Islands law does not require shareholder approval for such issuances to the extent the securities are authorized. Accordingly, we do not follow:

●	Nasdaq Rule 5635(a), which requires shareholder approval for certain issuances of securities in connection with acquisitions;

●	Nasdaq Rule 5635(b), which requires shareholder approval for certain issuances resulting in a change of control;

●	Nasdaq Rule 5635(c), which requires shareholder approval for the establishment or material amendment of equity compensation plans; and

●	Nasdaq Rule 5635(d), which requires shareholder approval for certain private placements of securities representing 20% or more of the outstanding ordinary shares at a price less than the minimum price.

As a result of our reliance on these foreign private issuer exemptions, our shareholders may be afforded less protection than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

In accordance with Nasdaq Rule 5250(d)(1), we will post this annual report on Form 20-F on our website and will provide shareholders with a hard copy of this annual report free of charge upon request

Item 16H. Mine Safety Disclosure

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

The board of directors receives reports on cybersecurity risks, including recent legislative developments and evolving standards on cybersecurity, key issues, priorities and challenges in our cybersecurity management, and relevant data or metrics. The board of directors also receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity related policies, the head of cybersecurity will present them to the board of directors for their review and approval. Oversight of cybersecurity risks resides with the full board of directors, and no separate board committee has been designated for this purpose.

Our head of cybersecurity leads the overall assessment, identification and management of risks related to cybersecurity threats. He works collaboratively within our Group and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures.

Our head of cybersecurity and his dedicated staff are responsible for the daily management of our cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. His primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association, filed as exhibit 3.1 to Form F-1/A filed on August 20, 2024 and incorporated by reference herein
2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
2.2	Form of Representatives’ Warrants, filed as exhibit 4.1 to Form F-1/A filed on March 5, 2025 and incorporated by reference herein
4.1	Employment Agreement between the Company and Zhengjun Tao dated October 8, 2022, filed as Exhibit 10.1 to our registration statement on Form F-1 on March 7, 2023 and incorporated by reference herein
4.2	Employment Agreement between the Company and Xing Wang dated October 8, 2022, filed as Exhibit 10.2 to our registration statement on Form F-1 filed on March 7, 2023 and incorporated by reference herein
4.3	Employment Agreement between the Company and Yuhan Zhao dated October 8, 2022, filed as Exhibit 10.3 to our registration statement on Form F-1 filed on March 7, 2023 and incorporated by reference herein
4.4	Independent Director Offer Letter to Yun Fai Wong dated October 8, 2022, filed as Exhibit 10.4 to our registration statement on Form F-1 filed on March 7, 2023 and incorporated by reference herein
4.5	Independent Director Offer Letter to Bangjie Hu dated February 18, 2024, filed as Exhibit 10.5 to our registration statement on Form F-1/A filed on March 18, 2025 and incorporated by reference herein
4.6	Independent Director Offer Letter to Mikael Charette dated October 8, 2022 , filed as Exhibit 10.6 to our registration statement on Form F-1 filed on March 7, 2023 and incorporated by reference herein
4.7	Form of Network Cargo Transport Service Agreement, filed as Exhibit 10.7 to our registration statement on Form F-1 filed on September 20, 2024 and incorporated by reference herein
4.8	Form A of Service Agreement as Carrier, filed as Exhibit 10.5 to our registration statement on Form F-1 filed on February 10, 2023 and incorporated by reference herein
4.9	Form B of Service Agreement as Carrier, filed as Exhibit 10.6 to our registration statement on Form F-1 filed on February 10, 2023 and incorporated by reference herein
4.10	Form of Service Agreement as Shipper, filed as Exhibit 10.7 to our registration statement on Form F-1 filed on February 10, 2023 and incorporated by reference herein
4.11*	English Translation of Share Transfer Agreement dated May 31, 2026
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant, filed as Exhibit 99.1 to our registration statement on Form F-1 filed on February 10, 2023 and incorporated by reference herein
11.2	Insider Trading Policy of the Registrant, filed as Exhibit 14.1 to our registration statement on Form F-1/A filed on September 20, 2024 and incorporated by reference herein
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1	Letter from Former Independent Registered Public Accounting Firm regarding change in auditor dated December 3, 2025, filed as exhibit 16.1 to current report on 6-k filed on December 4, 2025 and incorporated by reference herein
97.1	Executive Compensation Recovery Policy, filed as Exhibit 14.2 to our registration statement on Form F-1/A filed on September 20, 2024 and incorporated by reference herein
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Haoxin Holdings Limited

By:	/s/ Zhengjun Tao
	Name:	Zhengjun Tao
	Title:	Chief Executive Officer

Date: April 30, 2026

HAOXIN HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Haoxin Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Haoxin Holdings Limited (the “Company”) as of December 31, 2024, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2021 to 2025. (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York
April 30, 2025

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Haoxin Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Hoaxing Holdings Limited (the “Company”) as of December 31, 2025, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and statements of cash flows for year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor are we engaged to perform, an audit of its internal controls over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since December 17, 2025.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP
PCAOB registration Number: 2814
London, United Kingdom

April 30, 2026

HAOXIN HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2025	As of December 31, 2024
	USD	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,404,626	$170,431
Restricted cash	3,496	3,350
Accounts receivable, net	8,782,898	19,121,048
Prepayments	27,447,747	7,786,556
Other receivables	410,871	2,953,751
Loans receivables	5,017,404	1,022,107
Deposits	892,308	-
Amount due from related parties	1,831,720	-
Total Current Assets	$45,791,070	$31,057,243

Property and equipment, net	4,351,350	535,035

OTHER ASSETS
Operating right-of-use assets, net	-	2,413
Deferred tax assets	66,641	138,784
Deposits	64,018	156,179
Deferred offering costs	-	489,591
Total other assets	130,659	786,967
Total assets	$50,273,079	$32,379,245

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$7,793,396	$2,493,390
Accounts payable	110,023	608,230
Other payables and accrued liabilities	597,682	876,688
Amount due to related parties	533,734	1,646,512
Tax payable	9,866,051	7,899,124
Current maturity of long-term bank borrowing	2,860	-
Current maturities of loans from other financial institutions	384,152	333,012
Operating lease liabilities, current	-	5,052
Total current liabilities	19,287,898	13,862,008

OTHER LIABILITIES
Long-term bank borrowings	2,857,102	-
Long-term loans from other financial institutions	502,352	144,696
Total other liabilities	3,359,454	144,696
Total liabilities	22,647,352	14,006,704

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 par value, 400,000,000 shares authorized, 8,950,000 shares and 7,2000,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively	895	720
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 4,800,000 shares issued and outstanding as of December 31, 2025 and 2024	480	480
Shares subscription receivables	(1,200)	(1,200)
Additional paid-in capital	7,157,095	2,957,300
Statutory reserves	895,682	895,682
Retained earnings	19,875,861	15,907,979
Accumulated other comprehensive loss	(303,086)	(1,388,420)
Total shareholders’ equity	27,625,727	18,372,541
Total liabilities and shareholders’ equity	$50,273,079	$32,379,245

The accompanying notes are an integral part of these consolidated financial statements.

HAOXIN HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2025	2024	2023
	USD	USD	USD
REVENUES	$33,040,012	$25,571,810	$26,664,602

COSTS AND EXPENSES
Transportation costs	24,744,905	19,086,439	19,805,055
General and administrative expenses	452,501	866,333	758,620
Sales and marketing expenses	52,794	78,722	92,890
Total costs and expenses	25,250,200	20,031,494	20,656,565

PROFIT FROM OPERATIONS	7,789,812	5,540,316	6,008,037

OTHER (EXPENSES) INCOME
Interest expenses	(269,942)	(188,897)	(154,047)
Other expenses	(1,090,116)	(861,587)	(538,006)
Other income	111,587	104,012	188,305
Loss on disposal of subsidiaries	(852,040)	-	-
Total other expenses, net	(2,100,511)	(946,472)	(503,748)

PROFIT BEFORE INCOME TAXES	5,689,301	4,593,844	5,504,289

PROVISION FOR INCOME TAXES	1,721,419	1,420,141	1,534,791

NET PROFIT	3,967,882	3,173,703	3,969,498

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	880,945	(499,136)	(372,229)
COMPREHENSIVE INCOME	$4,848,827	$2,674,567	3,597,269

Weighted average shares used in computation:
Basic and diluted	13,246,575	12,000,000	12,000,000

EARNINGS PER SHARE – BASIC AND DILUTED	$0.30	$0.26	$0.33

The accompanying notes are an integral part of these consolidated financial statements.

HAOXIN HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares				Shares	Additional	Retained		Accumulated Other
	Class A		Class B		Subscription	Paid-in	Earnings		Comprehensive
	Shares*	Amount	Shares*	Amount	Receivables*	Capital	Statutory	Unrestricted	Income (Loss)	Total
		USD		USD	USD	USD	USD	USD	USD	USD
BALANCE, December 31, 2022	7,200,000	$720	4,800,000	$480	$(1,200)	$2,957,300	$895,682	$9,049,839	$(517,055)	$12,385,766
Cumulative effect adjustment upon adoption of ASC 326	-	-	-	-	-	-	-	(285,061)	-	(285,061)
BALANCE, January 1, 2023	7,200,000	720	4,800,000	480	(1,200)	2,957,300	895,682	8,764,778	(517,055)	12,100,705
Net income for the year	-	-	-	-	-	-	-	3,969,498	-	3,969,498
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(372,229)	(372,229)
Appropriation to statutory reserves
BALANCE, December 31, 2023	7,200,000	$720	4,800,000	$480	$(1,200)	$2,957,300	$895,682	$12,734,276	$(889,284)	$15,697,974
Net income for the year	-	-	-	-	-	-	-	3,173,703	-	3,173,703
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(499,136)	(499,136)
BALANCE, December 31, 2024	7,200,000	$720	4,800,000	$480	$(1,200)	$2,957,300	$895,682	$15,907,979	$(1,388,420)	$18,372,541
Net income for the year								3,967,882		3,967,882
Issuance of shares from initial public offering	1,750,000	175				5,869,895				5,870,070
Disposal of subsidiaries						(1,670,100)			204,389	(1,465,711)
Foreign currency translation adjustment									880,945	880,945
BALANCE, December 31, 2025	8,950,000	895	4,800,000	480	(1,200)	7,157,095	895,682	19,875,861	(303,086)	27,625,727

*	Giving retroactive effect to the issuance of shares at nominal consideration effected on January 19, 2023 (Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

HAOXIN HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2025	2024	2023
	USD	USD	USD
Cash flows from operating activities:
Net income	$3,967,882	$3,173,703	$3,969,498
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on disposals of property and equipment	12,196	43,633	52,726
(Recovery of) Provision for credit loss	(277,751)	108,403	(87,639)
Amortization of right-of-use assets and interest of lease liabilities	2,413	12,251	40,060
Loss on disposal on subsidiaries	852,040	-	-
Depreciation for property and equipment	489,390	390,341	551,062
Deferred income tax (benefits) expense	74,783	(5,670)	21,910
Changes in operating assets and liabilities
Accounts receivable	10,280,279	(2,000,881)	(5,703,775)
Prepayments	(31,558,873)	(5,247,011)	981,526
Other receivables	1,587,506	(1,922,942)	(1,030,603)
Deposits	(612,963)	52,948	(29,657)
Accounts payable	(323,369)	(635,621)	259,722
Operating lease liabilities	-	(11,551)	(39,206)
Amount due to related parties	-	(2,689)	-
Other payables and accrued liabilities	229,447	100,015	(7,481)
Receipt in advance	3,803,375	-	-
Tax payables	1,927,430	1,987,192	1,955,346
Net cash provided by (used in) operating activities	(9,546,215)	(3,957,879)	933,489

Cash flows from investing activities:
Purchases of equipment	(4,478,728)	(4,303)	(12,150)
Loss of disposal of subsidiaries	(48,513)	-	-
Loans to third parties	(4,867,880)	(1,036,823)	-
Collection from loans to related parties	-	2,012,719	-
Proceeds from disposal of equipment	4,942	24,186	6,638
Net cash (used in) provided by investing activities	(9,390,179)	995,779	(5,512)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	8,000,000	2,807,232	3,423,294
Repayment of short-term bank borrowings	(2,949,566)	(2,545,021)	(2,937,480)
Proceeds from short-term borrowings from guarantor	-	251,484	-
Proceeds from long-term bank borrowings	2,805,167	-	-
Repayment of long-term bank borrowings	-	-	(91,021)
Loans from other financial institution	938,524	326,188	1,384,466
Repayments of loans from other financial institutions	(545,085)	(774,492)	(589,470)
Receive investment funds	6,449,265	-	-
Advanced from related parties	7,815,352	4,772,348	263,976
Repayments to related parties	(2,288,240)	(1,791,509)	(2,390,802)
Net cash provided by (used in) financing activities	20,225,417	3,046,230	(937,037)

Effect of exchange rate change on cash	(54,682)	(80)	(2,879)

Net decrease in cash and restricted cash	1,234,341	84,050	(11,939)

Cash and restricted cash at beginning of the year	173,781	89,731	101,670

Cash and restricted cash at end of the year	$1,408,122	$173,781	$89,731

Supplemental disclosure of cash flow information:
Interest paid	$263,349	$182,892	$154,047
Income tax paid	$169,698	$66,793	$27,461
Supplemental non-cash investing and financing information:
Proceeds from disposal of revenue equipment collected by a related party	$26,052	$6,927	$32,767
Purchase of revenue equipment paid by a related party	$20,438	$123,872	$45,957
Offset between a related party and receipt in advance	$796,226	$-	$-
Offset between amounts due from related parties and amounts due to related parties	$9,600	$1,723,255	$1,129,080
Offset between related parties and prepayment to suppliers	$7,832,742	$2,784,171	$-
Proceeds from disposal of subsidiaries	$1,379,000	$-	$-
Borrowings from a related party to pay deferred offering cost	$9,604	$67,368	$109,617
Offset between prepayment and receipts in advance	$2,985,010	$-	$-

Reconciliation to amounts on consolidated balance sheets:
Cash	$1,404,626	$170,431	$86,287
Restricted cash	3,496	3,350	3,444
Total	$1,408,122	$173,781	$89,731

The accompanying notes are an integral part of these consolidated financial statements.

HAOXIN HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In U.S. Dollars, unless stated otherwise)

Note 1 – Nature of business and organization

Haoxin Holdings Limited and its consolidated subsidiaries (collectively referred to as the “Group” or the “Company”) primarily provide trucking and delivery services through a combination of its own truckload fleet and subcontractors. The Group serves customers’ diverse transportation needs across multiple provinces in the People’s Republic of China (the “PRC” or “China”), with a particular focus on operations within Guangdong Province.

Haoxin Holdings Limited (“Haoxin Cayman”) was incorporated in the Cayman Island on April 26, 2022 as an exempted company with limited liability. Haoxin Cayman is a holding company with no substantive operations other than holding 100% of the outstanding share capital of Haoxin (BVI) Limited (“Haoxin BVI”), which was incorporated in the British Virgin Islands on May 13, 2022. Haoxin BVI is also a holding company and owns 100% of the equity interests in Haoxin HongKong Limited (“Haoxin HK”) which was incorporated in Hong Kong on May 27, 2022. On April 16, 2025, the Company closed its firm commitment initial public offering (the “IPO”) of 1,750,000 Shares, at a public offering price of $4.00 per share, for total gross proceeds of $7,000,000, before deducting underwriting discounts, commissions and other related expenses. As of the date of this report, no over-allotment options or warrants were exercised.

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

Ningbo Haoxin was incorporated on March 18, 2013 in Ningbo, Zhejiang under the laws of the PRC. Zhejiang Haoxin Logistics Co., Ltd. (“Zhejiang Haoxin”), a company providing temperature-controlled truckload service, was incorporated on September 25, 2018 in Ningbo, Zhejiang under the laws of the PRC. Prior to the reorganization, Ningbo Haoxin and Zhejiang Haoxin were under common control. On January 18, 2022, for the purpose of reorganization so that the business of the Company could be rearranged to be under a common holding company, the entire equity interests of Zhejiang Haoxin was transferred to Ningbo Haoxin.

Shenzhen Haiyue Freight Co., Ltd. (“Haiyue”), a company providing urban delivery services, was incorporated on July 10, 2003 in Shenzhen, Guangdong under the laws of the PRC. Shenzhen Longanda Freight Co., Ltd. (“Longanda”), a Haiyue wholly-owned subsidiary providing urban delivery services, was incorporated on October 21, 2004. Prior to the reorganization, Ningbo Haoxin, Haiyue and Longanda were under common control. On April 14, 2022, for the purpose of reorganization so that the business of the Company could be rearranged to be under a common holding company, the entire equity interest of Haiyue was transferred to Ningbo Haoxin. On May 31,2025, The Company completed of the disposal of its two subsidiaries, Haiyue and Longanda.

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

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background		Ownership as of December 31, 2025	Ownership as of December 31, 2024
Haoxin (BVI) Limited (“Haoxin BVI”)	●	A British Virgin Islands company	100% owned by Company	100% owned by Company
	●	Incorporated on May 13, 2022
	●	A holding company
Haoxin HongKong Limited (“Haoxin HK”)	●	A Hong Kong company	100% owned by Haoxin BVI	100% owned by Haoxin BVI
	●	Incorporated on May 27, 2022
	●	A holding company
Ningbo Haoxin International Logistics Co., Ltd. (“Ningbo Haoxin”)	●	A PRC limited liability company	100% owned by Haoxin HK	100% owned by Haoxin HK
	●	Incorporated on March 18, 2013
	●	Providing Temperature-Controlled Truckload Service
Zhejiang Haoxin Logistics Co., Ltd. (“Zhejiang Haoxin”)	●	A PRC limited liability company	100% owned by Ningbo Haoxin	100% owned by Ningbo Haoxin
	●	Incorporated on September 25, 2018
	●	Providing Temperature-Controlled Truckload Service
Shenzhen Haiyue Freight Co., Ltd. (“Haiyue”)	●	A PRC limited liability company	On May 31, 2025, disposed of 100% equity interest by Ningbo Haoxin	100% owned by Ningbo Haoxin
	●	Incorporated on July 10, 2003
	●	Providing Urban Delivery Services
Shenzhen Longanda Freight Co., Ltd. (“Longanda”)	●	A PRC limited liability company	On May 31, 2025, disposed of 100% equity interest by Haiyue	100% owned by Haiyue
	●	Incorporated on October 21, 2004
	●	Providing Urban Delivery Services

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, the Company’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for credit loss and uncertain tax position. Actual results could differ from these estimates.

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

For the purpose of presenting these financial statements of subsidiaries using RMB as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 6.9931 and 7.2993 as of December 31, 2025 and December 31, 2024, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 7.1875 and 7.1957 for the years ended December 31, 2025 and 2024, respectively.

Cash

Cash comprises of cash in banks and cash on hand. As of December 31, 2025 and 2024, the Company did not have any cash equivalents. Cash were held in accounts at financial institutions located in the PRC‚ which is subject to statutory controls limiting its convertibility into foreign currencies. In addition, these balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness. The Company and its subsidiaries have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

Restricted cash

Cash balances that have restrictions as to withdrawal or usage are considered restricted cash. Restricted cash that will be released to cash within the next 12 months is classified as current asset, while the balance restricted for use longer than one year is classified as non-current asset on the consolidated balance sheet.

Restricted cash balances as of December 31, 2025 and 2024 were $3,496 and $3,350. Restricted cash solely refers to the cash restricted in the bank account for the using of corporate pension plan.

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

Prepayments

Prepayments are cash advanced to suppliers for purchasing goods or services that have not been received or provided made to the Company’s customers and landlord. These amounts are refundable and bears no interest. Prepayment are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. Management reviews its prepayments on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. The allowance for impairment of prepayments were $nil and $nil as of December 31, 2025 and 2024, respectively.

Other receivables, loan receivables and Deposits

Other receivables primarily include short-term interest-free advances made to third parties, rental deposit and the insurance premium. Deposits primarily are cash deposited to suppliers for purchasing goods or services that made to the Company’s suppliers. Deposits are classified as either current or non-current based on the terms of the respective agreements. As of December 31, 2025, the Company entered into a material purchase agreement with a supplier and $714,990 was paid to the supplier as deposit and as of the date of this report, the agreement was cancelled and fully refunded. Management reviews its other receivables, loan receivables and deposits on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. The allowance is based on management’s best estimate of specific losses applicable to ASC 326, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. The allowance for credit losses of other receivables and deposits were $2,052 and $25,988 as of December 31, 2025 and 2024, respectively.

Property and equipment, net

Property and equipment are stated at cost net of accumulated depreciation and impairment. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service, after considering the estimated residual value which is 5% of costs. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Computer and office equipment	3-5 years
Revenue equipment*	4-6 years
Software	6 years

*	Revenue equipment are trucks, trailers and refrigerator containers used only for providing trucking services.

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

The Company sold and leased back certain of the revenue equipment for obtaining working capital. As a result of our continued involvement, for accounting purposes in accordance with ASC 606-10-55-68, these sale and leaseback transactions are considered a financing rather than a sale. Therefore, for purposes of the Company’s consolidated balance sheets, as of December 31, 2025 and 2024, $384,152 and $333,012 were recorded to “Current maturities of loans from other financial institutions” and $502,352 and $144,696 were recorded to “Long-term loans from other financial institutions”, respectively.

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

Leases

Right-of-use (the “ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

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

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2025 and 2024, no impairment of long-lived assets was recognized.

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

Interest rates that are currently available to the Company for issuance of long-term debt and finance lease with similar terms and remaining maturities are used to estimate the fair value of the Company’s long-term debt. The fair value of the Company’s long-term debt approximated the carrying value on December 31, 2025 and 2024, as the weighted average interest rate on these long-term debt approximates the market rate for similar debt.

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

The Company’s remaining performance obligations represent the transaction price allocated to future reporting periods for freight services started but not completed at the reporting date. This includes the unbilled amounts and accrued freight costs for freight shipments in transit. As of December 31, 2025 and 2024, the Company had $nil and $nil of unbilled amounts recorded in accounts receivable and $nil and $nil of accrued freight costs recorded in accounts payable, respectively.

Disaggregated information of revenues by geographic locations are as follows:

	For the year ended December 31,
	2025	2024	2023
Huadong area	$14,723,911	$17,146,852	$22,677,045
Huazhong area	329,703	905,858	223,052
Southwest area	-	169,640	134,943
Northwest area	2,308,778	812,888	1,483
Northeast area	14,429,145	4,220,467	47,278
Huanan area	1,248,475	2,316,105	3,580,801
Total revenues	$33,040,012	$25,571,810	$26,664,602

Our revenue generated from temperature-controlled truckload services and urban delivery services, the disaggregated information of revenues by type of services are as follows:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Revenue
Temperature-controlled truckload services	$32,505,893	$23,627,273	$23,511,352
Urban delivery services	534,119	1,944,537	3,153,250
Total revenue	$33,040,012	$25,571,810	$26,664,602

Transportation costs

The transportation costs primarily consist of fuel expenses, highway bridge expenses, insurance expenses, drivers’ wages, maintenance and repairs expenses, subcontractor fees, depreciation expenses and other expenses.

Sales and marketing expenses

Sales and marketing expenses mainly include sales staff salaries and travel and entertainment expenses. Salaries incurred for years ended December 31, 2025, 2024 and 2023 were $ 21,048, $69,696 and $68,872, respectively. Travel and entertainment expenses incurred for years ended December 31, 2025, 2024 and 2023 were $31,231, $7,522 and $23,326, respectively.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $191,866, $247,393 and $267,432 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under US GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its presentation currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2025, 2024 and 2023, there were no dilutive shares.

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

Related Party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the followings: a) affiliate, a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) principle owner, the owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; d) other parties that has ability to significant influence the management or operating policies of the entity. Management reviews the amount due from related parties on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. The allowance for credit losses on amount due from related parties was $nil and $nil as of December 31, 2025 and 2024, respectively.

Liquidity

Our business requires substantial amounts of cash to cover operating expenses as well as to fund capital expenditures, working capitals changes, principal, interest payments on our obligations, lease payments, and to support tax payments when we generate taxable income.

As of December 31, 2025, the Company had $1,408,122 in cash and restricted cash. The Company’s working capital was $26,503,172 as of December 31, 2025. The Company’s principal sources of liquidity have been proceeds from providing temperature-controlled truckload services and urban delivery service. As reflected in the consolidated financial statements, the Company had a net income of $3,967,882 for the year ended December 31, 2025. The Company will require a minimum of approximately $19.3 million over the next twelve months to operate at its current liabilities level, either from revenues or fundings from shareholders and banks.

As of December 31, 2025, the Company’s working capital of $27 million was sufficient to support current liabilities of $19 million, based on the above considerations, the Company’s management is of the opinion that it has sufficient funds to meet the Company’s working capital requirements and debt obligations as they become due over the next twelve (12) months.

Recent issued Accounting Pronouncements

(i)	Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, (“ASU 2023-09”). The ASU enhances the transparency and decision usefulness of income tax disclosures by requiring additional disaggregation of information related to the effective tax rate reconciliation, income taxes paid, and income tax expense and pretax income by jurisdiction. The Company adopted ASU 2023 09 on a prospective basis effective January 1, 2025. Accordingly, the enhanced income tax disclosures are presented beginning in fiscal year 2025, and prior period disclosures have not been recast. The adoption of this guidance did not have an impact on the Company’s consolidated results of operations, financial position, or cash flows, as the amendments relate solely to disclosure requirements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. The Company adopted ASU 2024-02 for the annual period ending December 31, 2025. The adoption of this standard did not have a material impact to our results of operations, cash flows or financial condition

(ii)	Recently issued accounting pronouncements not yet adopted

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact

Other accounting standards issued by FASB do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

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

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and restricted cash. As of December 31, 2025, and 2024, substantially all of the Company’s cash and restricted cash were held by major financial institutions located in the PRC, which management believes are of high credit quality.

For the credit risk related to accounts receivable, the Company performs ongoing credit evaluations of its customers. The Company establishes an allowance for credit loss based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

(c)	Customer concentration risk

No customer accounted for more than 10.0% of the Company’s total revenue for the year ended December 31, 2025 and 2024.Three customers accounted for 15.0%, 12.3% and 11.6% of the Company’s total revenue for the year ended December 31, 2023.

As of December 31, 2025, two customers accounted for 13.9% and 12.7% of the total accounts receivable balance, respectively. As of December 31, 2024, four customers accounted for 26.1%, 13.2%, 11.8% and 11.7% of the total accounts receivable balance, respectively.

(d)	Vendor concentration risk

For the year ended December 31, 2025, two subcontractors accounted for 16.7% and 12% of the Company’s total subcontracting costs. For the year ended December 31, 2024, three subcontractors accounted for 29.2%, 19.8% and 11.8% of the Company’s total subcontracting costs. For the year ended December 31, 2023, three subcontractors accounted for 27.6%, 24.0% and 18.5% of the Company’s total subcontracting costs.

As of December 31, 2025, three subcontractors accounted for 21.5%, 21.5% and 13.1% of the total balance of accounts payable. As of December 31, 2024, no subcontractor accounted for more than 10% of the total balance of accounts payable.

Note 3 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2025	December 31, 2024

Accounts receivable	$9,053,031	$19,735,072
Allowance for credit loss	(270,133)	(614,024)
Total accounts receivable, net	$8,782,898	$19,121,048

Movements of allowance for credit loss are as follows:

	December 31, 2025	December 31, 2024

Beginning balance	$614,024	$547,742
(Recovery of) Provision	(269,644)	82,415
Release of allowance due to disposal of subsidiaries	(91,103)	-
Exchange rate effect	16,856	(16,133)
Ending balance	$270,133	$614,024

Note 4 – Prepayments

Prepayments consist of the following:

	December 31, 2025	December 31, 2024
Prepayments
Prepayment – fuel expenses[1]	$18,967,434	$7,455,660
Prepayment – subcontractor costs	2,460,682	189,842
Prepayment – material purchase[2]	4,930,883	-
Prepayment – insurance expenses	153,270	114,978
Prepayment -highway bridge expenses	911,075	-
Prepayment – others	24,403	26,076
Total prepayments	$27,447,747	$7,786,556

1.	Due to significant volatility in fuel prices in the market, the Company has sought to optimize its overall cost structure by purchasing fuel when prices are relatively low for future consumption. This strategy is intended to mitigate the risk of excessive operating costs resulting from substantial increases in fuel prices. Prepaid fuel expenses primarily represent advance payments made to five fuel suppliers. In addition, in anticipation of substantial growth in its operations in the coming years, the Company has increased its prepaid fuel balances to support expected future fuel requirements.

2.	As of December 31, 2025, the Company had entered into two material purchase agreements with Tline Supply Chain Management Co., Ltd. and Anji Nengqi Technology Co., Ltd. for total consideration of $640,940 and $4,289,943, respectively. Subsequent to year-end and as of the date of this report, both agreements were cancelled, and the related prepaid amounts were fully refunded to the Company.

Note 5 – Other receivables

Other receivables consist of the following:

	December 31, 2025	December 31, 2024
Other receivables
Advances for operational purpose[1]	$2,052	$2,942,424
Lending – non-interest-bearing	-	24,249
VAT receivables	399,818
Others	-	12,697
Provision for credit loss	(2,052)	(25,988)
Exchange rate effect	11,053	369
Total Other receivables	$410,871	$2,953,751

1.	As of December 31, 2024, the Company had entered into contracts with Ningbo Luxiang Logistics Co., LTD. and Ningbo Zhongjin International Logistics Co., LTD. for amounts of $1,640,236 and $1,248,126, respectively. In December 2024, both agreements were terminated due to the suppliers’ inability to continue providing services. The Company fully recovered the related other receivables of $1,640,236 and $1,248,126 in 2025, respectively.

Note 6 – Loan receivables

Loan receivables consist of the following:

	December 31, 2025	December 31, 2024
Loan receivables
Lending – non-interest-bearing[1]	$5,017,404	$1,022,107
Total Loan receivables	$5,017,404	$1,022,107

1.	On September 26, 2024, the Company entered into a 12-months term loan with third parties for the amounts of $1,022,107 with no interest.

On May 2, 2025, the Company entered into certain 12-months term loans with three third parties for the aggregate amounts of $2,500,000 with no interest.

On July 30, 2025, the Company entered into a 12-months term loan agreement with a third party for the amount of $1,429,981with no interest.

On August 30, 2025, the Company entered into a 12-months term loan with a third party for the amount of $1,072,486 with no interest.

As of the date of this report, the Company has fully collected the loan receivables, totaling $5,017,404.

Note 7 – Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2025	December 31, 2024
Property and equipment
Computer and office equipment	$12,276	$106,518
Software	1,000,000	-
Revenue equipment	7,496,830	5,417,435
Subtotal	8,509,106	5,523,953
Less: accumulated depreciation	(4,157,756)	(4,988,918)
Property and equipment, net	$4,351,350	$535,035

The net balance of computer and office equipment was $1,612 and $40,117 as of December 31, 2025 and 2024, respectively. The net balance of revenue equipment was $3,468,487 and $494,918 as of December 31, 2025 and 2024, respectively. The net balance of software was $881,250 and $nil as of December 31, 2025 and 2024, respectively.

Depreciation expenses for the years ended December 31, 2025, 2024 and 2023 was $307,523, $390,341 and $551,062, respectively.

For the years ended December 31, 2025, 2024 and 2023, the Company disposed property and equipment with original costs of $450,471, $788,848 and $793,687 with accumulated depreciation amounted to $409,696, $714,102 and $701,556, respectively. The dispositions generated proceeds of $28,579, $31,113 and $39,405 and resulted in disposal losses of $12,196, $43,633 and $52,726, respectively.

Disaggregated information of vehicles generating of revenue (categorized in revenue equipment) by types and arrangements as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Number of revenue equipment owned with no obligations	Number of revenue equipment owned and pledged for borrowings	Total	Book value of revenue equipment owned with no obligations	Book value of revenue equipment owned and pledged for borrowings	Total
Tractors	55	15	70	$152,334	$38,645	$190,979
Trailers	97	-	97	147,334	-	147,334
Vans	22	9	31	1,439,152	778,819	2,217,971
Total	174	24	198	$1,738,820	$817,464	$2,556,284

	December 31, 2024
	Number of revenue equipment owned with no obligations	Number of revenue equipment owned and pledged for borrowings	Total	Book value of revenue equipment owned with no obligations	Book value of revenue equipment owned and pledged for borrowings	Total
Tractors	40	44	84	$250,114	$103,636	$353,750
Trailers	87	1	88	63,669	16,303	79,972
Vans	50	-	50	61,196	-	61,196
Total	177	45	222	$374,979	$119,939	$494,918

Note 8 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2025	December 31, 2024
Other payables and accrued liabilities
Loan form Guarantor[1]	$-	$253,080
Borrowings – non-interest-bearing[2]	128,860	240,133
Receipt in advance	300,485	200,084
Salary payables	43,950	62,574
Others[3]	124,387	120,817
Total other payables and accrued liabilities	$597,682	$876,688

1.	In May 2023, the Company received a short-term borrowing from Industrial and Commercial Bank of China of $325,357 with an annual interest rate of 3.55% to be due in May 2024. The company defaulted on the principal borrowed in May 2024. In August 2024, Shenzhen Hi-Tech Investment Small Micro Financing Guarantee Co., Ltd. has repaid $247,914 on behalf of the Company, with interest payments of $5,165 as of December 31, 2024.

2.	Borrowing mainly involves interest-free borrowing from third parties.

3.	Others mainly involve the Company’s security reserves and the withholding of employees’ social insurance premiums. Additionally, it includes litigation compensation to be executed.

Note 9 – Credit facilities

Short-term bank borrowings

Outstanding balances of Short-term bank borrowings as of December 31, 2025 and 2024 consisted of the following:

Bank name	Term	Interest rate	Collateral/ Guarantee	Date of paid off	December 31, 2025	December 31, 2024
Agricultural Bank of China Limited company Ningbo Beilun branch	From December, 2024 to December, 2025	Average rate of 3.10%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	December 15, 2025	$-	$684,997
China CITIC Bank Co., LTD. Ningbo branch	From July, 2024 to July, 2025	Average rate of 3.15%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	March 9, 2025	-	684,997
Huishang Bank Co., LTD. Ningbo Beilun branch	From September, 2024 to March, 2025	Average rate of 3.90%	Guarantee by Mr. Zhengjun, Tao, Ms. Shasha, Chen and Zhejiang Haoxin	July 31, 2025	-	684,997
Bank of China Limited Zhenhai branch	From December, 2024 to December, 2025	Average rate of 4.35%	Guarantee by Mr. Zhengjun, Tao, Ms. Shasha, Chen, Ningbo Haoxin and pledges of mortgages of real estate	December 15, 2025	-	438,399
Huishang Bank Co., LTD. Ningbo Beilun branch	From March, 2025 to March, 2026	Average rate of 3.60%	Guarantee by Mr. Zhengjun, Tao, Ms. Shasha, Chen and Zhejiang Haoxin	-	714,991	-
Bank of China Ningbo Beilun Branch	From February, 2025 to February, 2026	Average rate of 3.10%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	-	714,991	-
Bank of China Limited Zhenhai branch	From January, 2025 to January, 2026	Average rate of 2.80%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen，Ningbo Haoxin, China Pacific Property Insurance Company Limited	-	214,497	-
China Construction Bank Ningbo Beilun Branch	From July, 2025 to July, 2026	Average rate of 2.80%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	-	1,000,987	-
Linshang Bank Co., Ltd. Ningbo Beilun Sub-branch	From September, 2025 to September, 2026	Average rate of 1.86%	-	-	428,994	-
Industrial and Commercial Bank of China Limited Ningbo Beilun Branch	From June, 2025 to June, 2026	Average rate of 2.60%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	-	714,991
China CITIC Bank Co., LTD. Ningbo branch	From June, 2025 to June, 2026	Average rate of 3.00%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	-	686,391
China CITIC Bank Co., LTD. Ningbo branch	From July, 2025 to July, 2026	Average rate of 2.90%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	-	714,990
Agricultural Bank of China Limited Ningbo Beilun Branch	From December, 2025 to December, 2026	Average rate of 2.30%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	-	714,990
Linshang Bank Co., Ltd. Ningbo Beilun Sub-branch	From August, 2025 to February, 2026	Average rate of 4.20%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	-	714,990
Huishang Bank Co., Ltd. Ningbo Beilun Sub-branch	From July, 2025 to July, 2026	Average rate of 3.30%	Guarantee by Mr. Zhengjun, Tao, Ms. Shasha, Chen and Zhejiang Haoxin	-	714,990
Bank of China Limited Zhenhai Branch	From December, 2025 to December, 2026	Average rate of 2.90%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen pledges of mortgages of real estate	-	457,594
Total					$7,793,396	$2,493,390

Interest expense incurred from short-term bank borrowings were $164,847, $76,672 and $95,419 for the years ended December 31, 2025, 2024 and 2023, respectively.

The bank loans outstanding for the years ended December 31, 2025 and 2024 carried a weighted average interest rate of approximately 3.1% and 5.1% per annum, respectively.

Long-term bank borrowings

Outstanding balances of long-term bank borrowings as of December 31, 2025 and 2024 consisted of the following:

Bank name	Term	Interest rate	Collateral/ Guarantee	Date of paid off	December 31, 2025	December 31, 2024
Industrial Bank Co., Ltd. Ningbo Branch	From October, 2025 to October, 2028	Average rate of 3.46%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	-	2,859,962	-
Less: current maturities					(2,860)	-
Non-current maturities					$2,857,102	$-

The maturities schedule of long-term bank borrowings is as follow:

	As of December 31, 2025	As of December 31, 2024
Payments due by period
Less than 1 year	$2,860	$-
1-2 years	2,860
2-3 years	2,854,242	-
Total	$2,859,962	$-

Interest expense incurred from long-term bank borrowings were $17,937, $nil and $nil for the years ended December 31, 2025, 2024 and 2023, respectively.

Loans from other financial institutions

The Company sold certain revenue equipment to other financial institutions and leased such equipment back under arrangement that include options for the Company to repurchase the equipment. Due to the existence of these repurchase options, and in accordance with ASC 606-10-55-68, these transactions are accounted for as financing arrangements rather than sales. Loans from other financial institutions also include loans secured by the Company’s owned vehicles. Accordingly, amounts of $384,152 and $333,012 were recorded as “Current maturities of loans from other financial institutions” and amounts of $502,352 and $144,696 were recorded as “Long-term loans from other financial institutions” on the consolidated balance sheet as of December 31, 2025 and 2024, respectively. The total cash proceeds received from these financing transactions amounted to $938,530 and $326,188 for the year ended December 31, 2025 and 2024, respectively. Interest expense incurred on loans from other financial institutions were $87,154, $106,984 and $51,655 for the years ended December 31, 2025, 2024 and 2023, respectively.

The outstanding balances and maturities schedule of loans from other financial institutions is as follow:

Outstanding balances of loans from other financial institutions as of December 31, 2025 and 2024 consisted of the following:

Non-financial institutions name	Term	Interest rate	Collateral/ Guarantee	Date of paid off	December 31, 2025	December 31, 2024
Zhongli International Leasing Co., Ltd.	From September 2023 to September 2028	Average rate of 8.46%	Pledged by the vehicles owned by Company	December 22, 2025	$-	$218,097
Far East Hongxin Inclusive Financial Leasing (Tianjin) Co., Ltd.	From November 2023 to May 2026	Average rate of 8.84%	Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	-	-	160,465
Far East Hongxin Inclusive Financial Leasing (Tianjin) Co., Ltd.	From May 2024 to November 2026	Average rate of 6.08%	Pledged by the vehicles owned by Company	-	35,104	99,146
Far East Hongxin Inclusive Financial Leasing Co., LTD	From February, 2025 to Januaryr, 2028	Average rate of 8.83%	Guaranteed by Zhejiang Haoxin, Ms. Shasha Chen and Mr. Zhengjun Tao	-	211,119	-
Far East Hongxin Inclusive Financial Leasing Co., LTD	From December, 2025 to November, 2028	Average rate of 8.54%	Guaranteed by Zhejiang Haoxin, Ms. Shasha Chen and Mr. Zhengjun Tao	-	415,918	-
He Yun International financial leasing Co., LTD	From November, 2025 to October, 2028	Average rate of 6.78%	pledge by vehicle owned by company	-	224,364	-
Total					$886,505	$477,708

The maturities schedule of loans from other financial institutions is as follow:

	As of December 31, 2025	As of December 31, 2024
Payments due by period
Less than 1 year	$387,423	$333,012
1-2 years	314,613	136,968
2-3 years	184,469	4,212
3-4 years	-	3,516
4-5 years	-	-
Total	$886,505	$477,708

Note 10 – Leases

Operating leases as lessee

As of December 31, 2025, the Company has operating leases recorded on its consolidated balance sheet for certain office spaces and warehouses that expire on various dates through 2026. The Company does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements contain lease component only. Payments under the Company’s lease arrangement are fixed and no variable leases costs are included.

The following tables shows ROU assets and lease liabilities, and the associated financial statement line items:

	As of December 31, 2025	As of December 31, 2024
Assets
Operating lease right-of-use assets, net	$-	$2,413

Liabilities
Operating lease liabilities, current	$-	$5,052
Operating lease liabilities, non-current	$-	$-

Weighted average remaining lease term (in years)	-	0.25
Weighted average discount rate (%)	-%	3.85%

Information related to operating lease activities for the years ended December 31, 2025 and 2024 are as follows:

	For the year ended December 31, 2025	For the year ended December 31, 2024

Operating lease right-of-use assets obtained in exchange for lease liabilities	$-	$-

Operating lease expense	$-	$12,251
Short-term lease expense	68,428	59,343
Total	$68,428	$71,594

During the years ended December 31, 2023, 2024 and 2025, the Company’s leases for office space and warehouse located in Ningbo and Shenzhen are as follows:

Location of property	Approximate gross floor area	Term of Lease	Facility Usage
	(sq. meters)
Unit A06, Area 1, 6th Floor, Building 828, Sun ‘gang, Baoan North Road, Luohu District, Shenzhen	57.00	One year (May 1, 2022 to April 30, 2023)	Office
Room 329-1/329-2, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	513.91	One year (January 1, 2022 to January 1, 2023)	Office
Room 329-1/329-2, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	513.91	One year (January 1, 2023 to December 31, 2023)	Office
Room 329-3,329-4,329-5, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	227.88	One year (January 1, 2023 to December 31, 2023)	Office
301, Building C, Shenghexing Logistics Park, Intersection of Yongfu Road and Liyuan Road, Fuhai Street, Shenzhen	150.75	31 months (September 1, 2022 to March 14, 2025)	Warehouse
Ningbo Free Trade Zone Financial Technology Building 329-1,329-2, 329-3,329-4,329-5	741.49	One year (January 1, 2024 to December 31, 2024)	Office
Unit A06, Area 1, 6th Floor, Building 828, Sun ‘gang, Baoan North Road, Luohu District, Shenzhen	57.00	One year (May 1, 2023 to April 30, 2024)	Office
Room 901, 902, 903, 904, 905(907), 906, 909, 910, 911, 912, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	1,111.00	Six months (September 1, 2024 to February 28, 2025)	Office
Room 901, 902, 903, 904, 905(907), 906, 909, 910, 911, 912, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	1,111.00	Ten months (March 1, 2025 to December 31, 2025)	Office
Room 901, 902, 903, 904, 905(907), 906, 909, 910, 911, 912, Fintech Building, Ningbo Free Trade Zone East District, Ningbo, Zhejiang Province, PRC	1,111.00	Two years (January 1, 2026 to December 31, 2027)	Office

Note 11 – Disposal of subsidiaries

The Company disposed of 100% equity interests of HY and its subsidiary to a related party for $1,379,000 consideration on June 3, 2025 and resulted in a total recorded loss of $852,040 for the Company for the year ended December 31. 2025. The disposal represented a strategic shift in the Company’s strategy and had a major effect on the Company’s operations and financial results.

Note 12 – Related party balances and transactions

Related party balances

The amount due from related parties consists of the following:

RP Name	Relationship	Nature	December 31, 2025	December 31, 2024
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	Advances for operational purpose including drivers wages, operating expenses and other expenses	$1,768,310	$-
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	Advances for operational purposes including drivers wages, operating expenses and other expenses	63,410	-
Total			$1,831,720	$-

The amount due to related parties consists of the following:

RP Name	Relationship	Nature	December 31, 2025	December 31, 2024
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	Advances for operational purpose	-	94,864
Mr. Meng Wan	Independent Director	Director emolument	1,600	-
Mr. Yuhan Zhao	Chief Financial Officer and Executive Director	Director emolument	83,600	-
Mr. Mikael Charette	Independent Director	Director emolument	13,500	-
Mr. Bangjie Hu	Independent Director	Director emolument	13,500
Mr. Lihai Zhang	Senior Employee	Advances for operational purpose	-	54,139
Ms. Xing Wang	Former Executive Director	Advances for deferred offering costs	-	489,591
Ms. Xing Wang	Former Executive Director	Advances for operational purpose	421,534	1,007,918
Total			$533,734	$1,646,512

Related party transactions

Significant transactions with related parties were as follows:

1)	Advanced from related parties:

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	$7,715,965	$4,041,140	$-
Mr. Lihai Zhang	Senior Employee	66,426	54,919	-
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 90% of the company’s shares	9,600	486,829	-
Mr. Chun Gao	Senior Employee	23,361	-	18,036
Shenzhen Longanda Environmental Protection Equipment Co., Ltd.	Mr. Chun Gao holds 50% of the shares of the company	-	-	1,652
Ms. Xing Wang	Executive Director	-	189,460	244,288
Total		$7,815,352	$4,772,348	263,976

2)	Repayments to related parties:

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Mr. Lihai Zhang	Senior Employee	$-	$130,929	$12,757
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 100% of the company’s shares	-	-	464,368
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	1,212,265	1,595,893	951,854
Ms. Laidi Wei	Immediate family member of Mr. Zhengjun Tao	-	-	38,960
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	-	-	922,863
Ms. Xing Wang	Former Executive Director	1,075,975	-	-
Mr. Chun Gao	Senior Employee	-	64,687	-
Total		$2,288,240	$1,791,509	$2,390,802

3)	Proceeds from disposal of revenue equipment collected by a related party：

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	$5,322	$6,232	$14,719
Mr. Lihai Zhang	Senior Employee	20,730	695	16,636
Mr. Chun Gao	Senior Employee	-	-	1,412
Total		$26,052	$6,927	$32,767

4)	Proceeds from disposal of subsidiaries collected by a related party:

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	$1,379,000	$-	$-
Total		$1,379,000	$-	$-

5)	Purchase of revenue equipment paid by related parties:

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	$-	$123,872	$45,957
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	20,438	-	-
Mr. Lihai Zhang	Senior Employee	-	-	-
Total		$20,438	$123,872	$45,957

6)	Offset between amount due from related parties and amount due to related parties

Amount due from related parties:

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Mr. Lihai Zhang	Senior Employee	$-	$199,528	$-
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 100% of the company’s shares	-	-	472,277
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	9,600	1,475,399	656,803
Mr. Chun Gao	Senior Employee	-	48,328	-
Total		$9,600	$1,723,255	$1,129,080

Offset by amount due to related parties:

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Zhejiang Zhoushan Yamei Container Transportation Co., Ltd.	Mr. Zhengjun Tao holding 100% of the company’s shares	$9,600	$494,612	$-
Mr. Lihai Zhang	Senior Employee	-	-	847,350
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	-	1,228,643	281,730
Total		9,600	1,723,255	$1,129,080

7)	Borrowings from a related party to pay deferred offering cost

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Ms. Xing Wang	Executive Director	$9,604	$67,368	$109,617

8)	Collection from loans to related parties

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Mr. Lihai Zhang	Senior Employee	$-	$862,756	$-
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	-	1,149,963	-
Total		$-	$2,012,719	$-

9)	Offset between related parties and prepayment to suppliers

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Mr. Lihai Zhang	Senior Employee	$-	$67,904	$-
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	7,832,742	2,716,267	-
Total		$7,832,742	$2,784,171	$-

Due to certain creditor-debtor relationships between some suppliers and the company’s related parties, the balances with these suppliers and related parties share the same nature. As a result, the prepayment to these third party suppliers and related parties have been offset.

10)	Offset between a related party and receipt in advance:

RP Name	Relationship	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Mr. Zhengjun Tao	Chairman and Chief Executive Officer	$796,226	$-	$-
Total		$796,226	$-	$-

Due to certain creditor-debtor relationships between some customers and the company’s related parties, the balances with these customers and related parties share the same nature. As a result, the receipts in advance from these third party customers and related parties have been offset.

Collateral and Guarantee

The collateral and guarantee made by related parties to the Company as of December 31, 2025 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2025
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Linshang Bank Co., Ltd. Ningbo Beilun Sub-branch	From August 2025 to February 2026	$1,143,985	$714,990
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Agricultural Bank of China Limited, Ningbo Beilun Branch	From December 2025 to December 2026	714,990	714,990
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	China CITIC Bank Corporation Limited, Ningbo Branch	From June 2025 to June 2026	686,391	686,391
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	China CITIC Bank Corporation Limited, Ningbo Branch	From July 2025 to July 2026	714,990	714,990
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Huishang Bank Co., LTD. Ningbo Beilun branch	From March 2025 to March 2026	714,991	714,990
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Huishang Bank Co., LTD. Ningbo Beilun branch	From March 2025 to March 2026	714,990	714,990
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Bank of China Ningbo Beilun Branch	From February 2025 to February 2026	714,991	714,990
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Industrial and Commercial Bank of China Limited, Ningbo Beilun Branch	From June 2025 to June 2026	714,991	714,990
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	China Construction Bank Ningbo Free Trade Zone Sub-branch	From July 2025 to July 2026	1,000,987	1,000,987
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Industrial Bank Co., Ltd. Ningbo Branch	From October 2025 to October 2028	2,859,962	2,859,962
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Bank of China Limited Zhenhai branch	From January 2025 to January 2026	214,497	214,497
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen, pledged by real estate owned by Mr. Zhengjun Tao and Ms. Shasha Chen	Bank of China Limited Zhenhai branch	From December 2025 to December 2026	457,594	457,594
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	Far East Hongxin Inclusive Financial Leasing (Tianjin) Co., Ltd.	From May 2024 to November 2026	157,298	35,104
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	Far East Hongxin Inclusive Financial Leasing Co., Ltd.	From Feb 2025 to Feb 2028	300,296	211,119
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	Far East Hongxin Inclusive Financial Leasing Co., Ltd.	From Dec 2025 to Dec 2028	428,994	415,918
			$11,539,947	$10,886,502

The collateral and guarantee made by related parties to the Company as of December 31, 2024 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2024
Guaranteed by Mr. Zhengjun Tao and Ms. Shasha Chen	Agricultural Bank of China	From December, 2024 to December, 2025	$684,997	$684,997
Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	China CITIC Bank Co., LTD. Ningbo branch	From July, 2024 to July, 2025	684,997	684,997
Guarantee by Mr. Zhengjun, Tao, Ms. Shasha, Chen and Zhejiang Haoxin	Huishang Bank Co., LTD. Ningbo Beilun branch	From September, 2024 to March, 2025	684,997	684,997
Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen pledges of mortgages of real estate	Bank of China Limited Zhenhai branch	From December, 2024 to December, 2025	438,398	438,399
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd, Ms. Shasha Chen and Mr. Zhengjun Tao	Zhongli International Leasing Co., Ltd.	From September 2023 to September 2028	218,097	218,097
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	Far East Hongxin Inclusive Financial Leasing (Tianjin) Co., Ltd.	From November 2023 to April 2026	160,464	160,464
Guaranteed by Zhejiang Haoxin Logistics Co., Ltd., Ms. Shasha Chen and Mr. Zhengjun Tao	Far East Hongxin Inclusive Financial Leasing (Tianjin) Co., Ltd.	From May 2024 to November 2026	99,146	99,146
Total			$2,971,097	$2,971,097

Note 13 – Employee benefits government plans

The Company participates in a government-mandated defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. PRC labor regulations require the Company to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate based on the basic monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. Total expenses for the plans were $191,866, $247,393 and $267,432 for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 14 – Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the current laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

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

For qualified small and low-profit enterprises, from January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1 million but not exceeding RMB 3 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2023, 2024 and 2025, some PRC subsidiaries are qualified small and low-profit enterprises as defined, and thus they are eligible for the above preferential tax rates for small and low-profit enterprises. For the year ended December 31, 2024, Haiyue and Longanda was eligible to employ this policy.

Significant components of the income tax expenses consisted of the following for the years ended December 31,

	2025	2024	2023
Current income tax expenses	$1,646,636	$1,425,811	$1,512,881
Deferred income tax (benefit) expenses	74,783	(5,670)	21,910
Total income tax expenses	$1,721,419	$1,420,141	$1,534,791

Income / (loss) before provision for income taxes is attributable to the following geographic locations for the years ended December 31:

	December 31, 2025	December 31, 2024	December 31, 2023
PRC	$6,075,159	$4,783,304	$5,748,577
Cayman	(385,858)	(189,460)	(244,288)
Total income before Income Taxes	$5,689,301	$4,593,844	$5,504,289

Deferred tax assets consist of as follow:

	As of December 31, 2025	As of December 31, 2024
Deferred tax assets:
Allowance for credit loss	$66,641	$159,911
Tax loss carry forward	-	11,561
Total deferred tax assets	66,641	171,472
Less valuation allowance	-	(32,688)
Total deferred tax assets, net of valuation allowance	66,641	138,784

The changes related to valuation allowance are as follows:

	December 31, 2025	December 31, 2024

Balance at beginning of the year	$32,688	$-
Additions	-	32,688
Reversals	(32,688)	-
Balance at end of the year	$-	$32,688

According to PRC tax regulations, the PRC enterprise tax loss can generally carry forward for no longer than five years, and HNTE’s tax losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. Total tax losses carryforwards of the Company in mainland China is $nil and $46,246 as of December 31, 2025 and 2024, respectively.

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

Reconciliation of effective income tax rate is as follows for the years ended December 31:

	December 31, 2025	December 31, 2024	December 31, 2023
PRC statutory tax rate	25%	25.0%	25.0%
Effect of tax rate differential	-2.1%	0.2%	-0.7%
Effect of different tax rates of subsidiary operating in other jurisdiction	0.4%	1.0%	1.1%
Deferred tax effect of tax rate change	1.2%	-%	0.6%
Change in valuation allowance	-%	0.7%	-%
Tax effect on disposal of subsidiaries	3.2%	-%	-%
Non-deductible items*	2%	4.0%	2.0%
Effective tax rate	29.7%	30.9%	28.0%

*	Non-deductible items mainly arise from expenses not deductible for tax purposes primarily including business entertainment expenses and late fees.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical metrics, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025, 2024 and 2023, the Company was obliged to pay the income tax and the late fees of $10,188,045, $7,366,799 and $5,408,325, respectively, as the Company failed to pay the income tax before the deadline for making such tax payment. The Company anticipates an additional accrual related to this same position in the next 12 months.

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Income tax
Balance at beginning of the year	$7,366,799	$5,408,325	3,629,882
Increase related to current year tax positions	1,423,787	1,354,568	1,403,368
Late fee accrual	1,012,917	781,973	483,757
Exchange rate conversion difference	384,542	(178,067)	(108,682)
Balance at end of the year	$10,188,045	$7,366,799	5,408,325

The Company recognizes accrued interest and penalty related to unrecognized tax benefits in income tax expenses. For the years ended December 31, 2025, 2024 and 2023, the Company had accrued late penalty of $1,012,917, $781,973 and $483,757, respectively.

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

Taxes payable consisted of the following:

	As of December 31, 2025	As of December 31, 2024
VAT taxes payable	$-	$412,385
Income taxes payable	9,858,418	7,478,630
Other taxes payable	7,633	8,109
Total taxes payables	$9,866,051	$7,899,124

Note 15 – Shareholders’ equity

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

Additional paid-in capital

Additional paid-in capital in the consolidated balance sheets mainly represented the contributed capital of the Company and share premium attributed to the IPO. All additional paid-in capital was contributed in cash.

Shares subscription receivables

For recapitalization before the IPO, on January 19, 2023, the Company issued 7,199,444 Class A ordinary shares and 4,799,556 Class B ordinary shares for a total consideration of $1,200 on a pro rata basis to all existing shareholders. The Company expects to receive the consideration by the end of 2026.

Statutory reserves

In accordance with the relevant PRC laws and regulations, The Company’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Company’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the statutory reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the shareholders of each of the Company’s subsidiaries in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The statutory reserves recorded by the Company’s subsidiaries in the PRC were $895,682 and $895,682 as of December 31, 2025 and 2024, respectively.

Restricted assets

As a result of these PRC laws and regulations and the requirement that distributions by the Company’s subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Company’s subsidiaries in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s subsidiaries in the PRC not available for distribution, was $2,182,882 and $3,852,982 as of December 31, 2025 and 2024, respectively.

Note 16 – Commitments and Contingencies

Lease Commitments

There is no minimum lease payment commitments under these operating leases as of December 31, 2025.

Contingencies

As of December 31, 2025 and 2024, the Company had no outstanding lawsuits or claims.

Note 17 – Subsequent events

The Company has assessed all events from December 31, 2025, up through the date that these consolidated financial statements are available to be issued. Apart from the events as disclosed elsewhere in these consolidated financial statements, the Company did not have any other material events after the reporting period.

Note 18 – Segment information

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

The CODM of the Company primarily utilizes the net income to monitor budget-to-actual performance and to assess the adequacy of capital resources for marketing and development. The following table presents the significant revenue and expense categories in the Company’s single operating segment:

	For the Years Ended December 31,
	2025	2024	2023
Revenue	$33,040,012	$25,571,810	$26,664,602
Cost of revenue	(24,744,905)	(19,086,439)	(19,805,055)
Selling and marketing expenses	(52,794)	(78,722)	(92,890)
General and administrative expenses	(452,501)	(866,333)	(758,620)
Interest expenses	(269,942)	(188,897)	(154,047)
Other expenses	(1,090,116)	(861,587)	(538,006)
Other income	111,587	104,012	188,305
Loss on disposal of subsidiaries	(852,040)
Provision for income taxes	(1,721,419)	(1,420,141)	(1,534,791)
Net income of single operating segment	$3,967,882	$3,173,703	$3,969,498